



Notice of
2023 Annual Meeting
and Proxy Statement



Message from our Chair and Chief Executive Officer

Dear Cisco Stockholders:

On behalf of the Board of Directors, I would like to thank you for your investment and trust in Cisco as we work to successfully execute on our strategy, make progress on our transformation, and drive long-term value creation.

Fiscal 2023 was a phenomenal year for Cisco, and I'm incredibly proud of the contributions of our teams. We saw revenue growth of 11% year over year, the highest growth rate we have delivered in over a decade. For the full fiscal year, we also had record revenue, earnings per share, and operating cash flow. In response to feedback from investors, we committed to expanding operating leverage as well as increasing stockholder returns over the long-term through maintaining the current rate of share repurchases and growing our cash dividend. I invite you to read more about our record financial performance in our 2023 Annual Report.

We remain committed to engaging with our stockholders to gain valuable input on our strategy, compensation, sustainability, and governance practices. In fiscal 2023, the Investor Relations team and I engaged with stockholders representing approximately 40% of Cisco's shares outstanding. Based on our stockholders' feedback, we have enhanced our disclosures on executive compensation tied to ESG and ARR in addition to providing more enriched content in our proxy statement.

You are cordially invited to participate in the Annual Meeting of Stockholders of Cisco Systems, Inc., which will be held online on Wednesday, December 6, 2023 at 8:00 a.m. Pacific Time.

Details of the business to be conducted at the annual meeting are given in the Notice of Annual Meeting of Stockholders and the Proxy Statement. You will find a Proxy Summary starting on the first page of the Proxy Statement.

At Cisco, guided by our Purpose to Power an Inclusive Future for All, we have continued to innovate to help deliver on our customers' desired outcomes and to help solve some of the most pressing issues faced by people, society, and the planet. I am particularly proud of the strides we have made in developing the Cisco Silicon One family of chips. These chips are designed to deliver greater networking performance, support artificial intelligence (AI) use cases, and help deliver significant power savings while helping our customers on their own journey to reduce greenhouse gas emissions. Please visit our ESG Reporting Hub at *https://www.cisco.com/c/m/en_us/about/csr/esg-hub.html* to learn more about this and our other sustainability initiatives.

Cisco's Board of Directors recognizes that being a sustainable business is essential for success and in fiscal 2023 our Board formed a new Environmental, Social, and Public Policy Committee. This committee has oversight of Cisco's initiatives, policies, programs, and strategies tied to environmental sustainability and other key corporate social responsibility and public policy matters.

It is a tremendous honor to lead this company and to serve as Chair of the Board. I look forward to your participation in our 2023 Annual Meeting of Stockholders and I encourage you to vote your shares by proxy and submit your questions ahead of this meeting.

Sincerely,

Chuck Robbins

Charles H. Robbins
Chair and Chief Executive Officer
October 12, 2023

Notice of Annual Meeting of Stockholders



Date & Time	Virtual	Record Date
December 6, 2023 8:00 a.m. Pacific Time	Attend the annual meeting online, including to vote and submit questions, at *www.virtualshareholdermeeting.com/CSCO2023*	October 9, 2023

Items of Business

- To elect to Cisco's Board of Directors the following nine nominees presented by the Board: Wesley G. Bush, Michael D. Capellas, Mark Garrett, John D. Harris II, Dr. Kristina M. Johnson, Sarah Rae Murphy, Charles H. Robbins, Daniel H. Schulman, and Marianna Tessel
- To approve the amendment and restatement of the Cisco Systems, Inc. 2005 Stock Incentive Plan ("2005 Stock Incentive Plan")
- To vote on a non-binding advisory resolution to approve executive compensation
- To vote on a non-binding advisory proposal on the frequency of holding future votes regarding executive compensation
- To ratify the appointment of PricewaterhouseCoopers LLP as Cisco's independent registered public accounting firm for the fiscal year ending July 27, 2024
- To vote upon a proposal submitted by stockholders, if properly presented at the annual meeting
- To act upon such other matters as may properly come before the annual meeting or any adjournments or postponements

Virtual Annual Meeting

- We are pleased to provide stockholders with the opportunity to participate in the annual meeting online to facilitate stockholder attendance and to provide a consistent experience to all stockholders regardless of location.
- To participate in the virtual only annual meeting, including to vote, submit questions, and view the list of registered stockholders as of the record date during the meeting, stockholders should go to the meeting website at *www.virtualshareholdermeeting.com/CSCO2023,* enter the 16-digit control number found on your proxy card, voting instruction form, or Notice Regarding the Availability of Proxy Materials, and follow the instructions on the website.
- If your voting instruction form or Notice Regarding the Availability of Proxy Materials does not indicate that you may vote those shares through the *www.virtualshareholdermeeting.com/CSCO2023* website and it does not include a 16-digit control number, you should contact your bank, broker, or other nominee to obtain a "legal proxy" in order to be able to attend, participate in, and vote at the annual meeting.
- The proponent of the stockholder proposal included in this Proxy Statement will be able to call in live through a dedicated line to ensure their ability to present their proposal.
- Additional information regarding the virtual annual meeting can be found in the "Other Important Information About the Meeting" section on page 89.

Proxy Voting

Whether or not you participate in the annual meeting, it is important that your shares be part of the voting process. Please refer to the section entitled "Other Important Information About the Meeting" on page 89 of the Proxy Statement for a detailed description of how to vote in advance of the meeting.

Mailing Address of Corporate Headquarters

170 West Tasman Drive, San Jose, California 95134

By Order of the Board of Directors

Evan Sloves,
Secretary

October 12, 2023

Table of Contents



Proxy Summary

These proxy materials are provided in connection with the solicitation of proxies by the Board of Directors of Cisco Systems, Inc., a Delaware corporation, for the Annual Meeting of Stockholders to be held on December 6, 2023, and at any adjournments or postponements of such meeting. These proxy materials were first sent on or about October 17, 2023 to stockholders entitled to vote at the annual meeting.

This summary highlights selected information about the items to be voted on at the annual meeting and information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider in deciding how to vote, and you should read the entire Proxy Statement carefully before voting. For more complete information about these topics, please review our Annual Report on Form 10-K and the entire Proxy Statement. The information contained on cisco.com or any other website referred to is provided for reference only and is not incorporated by reference into this Proxy Statement.

Participating in the Annual Meeting

Date and Time	Place	Record Date
Wednesday, December 6, 2023 8:00 a.m. Pacific Time	Attend the annual meeting online at *www.virtualshareholdermeeting.com/ CSCO2023* using the 16-digit control number on your Notice of Internet Availability, proxy card or voting instruction form. We encourage you to join 15 minutes before the start time.	October 9, 2023

Question and Answer Session	Voting	Technical Difficulties
Submit questions before the annual meeting at *www.proxyvote.com* after logging in with your Control Number or you can submit questions during the meeting.	Vote online before the annual meeting at *www.proxyvote.com* or attend the meeting virtually and follow the instructions on the website. For additional information regarding voting, see the section entitled "Other Important Information About the Meeting" on page 89 of this Proxy Statement.	If you have difficulty accessing the annual meeting, please call the technical support telephone numbers referenced on the login page of *www.virtualshareholdermeeting.com/ CSCO2023*.

Annual Meeting Proposals

Proposal		Recommendation of the Board	Page
Proposal No. 1	Election of Directors	**FOR** each of the nominees	16
Proposal No. 2	Approval of the Amendment and Restatement of the 2005 Stock Incentive Plan	**FOR**	27
Proposal No. 3	Advisory Vote to Approve Executive Compensation	**FOR**	37
Proposal No. 4	Advisory Vote on the Frequency of Holding Future Votes Regarding Executive Compensation	**1 YEAR**	39
Proposal No. 5	Ratification of Independent Registered Public Accounting Firm	**FOR**	82
Proposal No. 6	Stockholder Proposal	**AGAINST**	86

Business Overview

Cisco designs and sells a broad range of technologies that power the Internet. We are integrating our product portfolios across networking, security, collaboration, applications and the cloud to create highly secure, intelligent platforms for our customers' digital businesses. These platforms are designed to help our customers manage more users, devices and things connecting to their networks. This will enable us to provide customers with a highly secure, intelligent platform for their digital business.

As our customers add billions of new connections to their enterprises, and as more applications move to a multicloud environment, the network becomes even more critical. Our customers are navigating change at an unprecedented pace. In this dynamic environment, we believe their priorities are to transform infrastructure, secure the enterprise, power hybrid work, reimagine applications, and drive toward sustainability.

Governance and Board Highlights

Cisco's Board is composed of skilled and diverse directors. The Board has established robust corporate governance practices and policies. In particular, the Board believes strongly in the value of an independent board of directors. Cisco has established a Lead Independent Director role with broad authority and responsibility, which is currently held by Mr. Capellas. See the "Governance and Board Matters" section in this Proxy Statement for more information, including:

- Our corporate governance policies, guidelines, and practices and where you can find key information regarding our corporate governance initiatives;

- Our balanced Board leadership structure and qualifications, including a robust Lead Independent Director role;

- Our environmental, social, and governance ("ESG") initiatives related to Cisco's Purpose to Power an Inclusive Future for All; and

- Our fiscal 2023 stockholder engagement program where we engaged with stockholders representing approximately 40% of outstanding shares, including 79% of our top 30 stockholders.

Board of Directors Highlights

	Name	Director Since	Principal Occupation	Independent	Audit	Compensation	Nomination and Governance	Acquisition	Environmental, Social, and Public Policy
	M. Michele Burns	2003	Former Chair and CEO, Mercer LLC	✓	Member				Member
	Wesley G. Bush	2019	Former Chair and CEO, Northrop Grumman Corporation	✓		Member			Member
	Michael D. Capellas ★	2006	Founder and CEO, Capellas Strategic Partners	✓			Chair		Member
	Mark Garrett	2018	Former Chief Financial Officer, Adobe Systems Incorporated	✓	Chair		Member	Member	
	John D. Harris II	2021	Former Vice President of Business Development, Raytheon Company	✓	Member	Member			
	Dr. Kristina M. Johnson	2012	Former President, The Ohio State University	✓		Member			Member
	Roderick C. McGeary	2003	Former Vice Chair, Consulting, KPMG LLP	✓	Member	Chair	Member		
	Sarah Rae Murphy	2022	Former Chief Procurement Officer and Senior Vice President of Global Sourcing, United Airlines Holdings, Inc.	✓	Member			Member	
	Charles H. Robbins ★	2015	Chair and Chief Executive Officer, Cisco						
	Daniel H. Schulman	2023	Former President and Chief Executive Officer, PayPal Holdings, Inc.	✓					
	Dr. Lisa T. Su	2020	Chair, President and CEO, Advanced Micro Devices, Inc.	✓				Member	Member
	Marianna Tessel	2021	Executive Vice President and General Manager, Small Business and Self-Employed Group, Intuit Inc.	✓				Chair	

★ Board chair ★ Lead Independent Director Committee Chair Member

Executive Compensation Highlights

Consistent with our business model transformation to meet the evolving needs of our customers and increasing the amount of subscription offerings that we provide, we incorporated a product annual recurring revenue ("ARR") performance metric into our fiscal 2023 executive compensation program to better align our program with our transforming business model. Additionally, our pay-for-performance philosophy underscores our commitment to sound compensation and governance practices. For fiscal 2023, we continued to incorporate a team performance factor into our variable cash incentive plan, the Executive Incentive Plan ("EIP"), which was scored based on the executive leadership team's joint execution with respect to our overall ESG strategy, including specific goals on environmental and social matters.

Our executive compensation program rewards performance	We apply leading executive compensation practices
■ Compensation philosophy designed to attract and retain, motivate performance, and reward achievement	■ Independent compensation committee
■ Performance measures aligned with stockholder interests	■ Independent compensation consultant
■ Majority of annual total direct compensation ("TDC") is performance-based	■ Comprehensive annual compensation program risk assessment
■ No dividends paid or dividend equivalents settled on unvested awards	■ Annual compensation peer group review
	■ Caps on incentive compensation
	■ Performance on specific initiatives considered in the variable cash incentive program for executive officers
	■ None of our executive officers have employment, severance or change in control agreements
	■ Stock ownership guidelines
	■ Recoupment/Clawback policy
	■ Limited perquisites
	■ No single-trigger vesting of equity award grants
	■ No stock option repricing or cash-out of underwater equity awards
	■ No supplemental executive retirement plan or executive defined benefit pension plan
	■ No golden parachute tax gross-ups
	■ Broad anti-pledging and anti-hedging policies

Governance and Board Matters

Corporate Governance

Policies, Guidelines, and Practices

Cisco is committed to stockholder-friendly corporate governance. The Board has adopted clear corporate policies that promote excellence in corporate governance. We have adopted policies, guidelines, and practices that are consistent with our commitment to transparency and best-in-class practices, as well as to ensure compliance with the rules and regulations of the Securities and Exchange Commission ("SEC"), the listing requirements of The Nasdaq Stock Market LLC ("Nasdaq"), and applicable corporate governance requirements. Key information regarding our corporate governance initiatives can be found in the Governance section of our Investor Relations website at *investor.cisco.com* which also includes our corporate governance guidelines, our Code of Business Conduct ("COBC"), and the charter for each Board committee.

Key Corporate Governance Policies, Guidelines, and Practices

- Annual elections of directors since our initial public offering
- Majority voting for uncontested elections of directors
- Majority of our Board is independent of Cisco and management
- A robust Lead Independent Director role with broad authority and responsibility
- Independent members of the Board meet regularly without the presence of management
- Stockholders may recommend a director nominee to our Nomination and Governance Committee
- Stockholders that meet eligibility requirements may submit director candidates for election in our proxy statement through our proxy access bylaw provision
- Stockholders have the right to take action by written consent
- Stockholders owning 10% of the outstanding shares of our common stock have the right to call a special meeting
- No poison pill
- All members of key committees of our Board – the Audit Committee, the Compensation and Management Development Committee (the "Compensation Committee"), and the Nomination and Governance Committee – are independent

- Charters of each of the committees of the Board clearly establish the committees' respective roles and responsibilities
- We have a clear COBC that is monitored by our ethics office and is annually affirmed by our employees
- Our ethics office has a hotline available to all employees
- Our Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal accounting controls, or auditing matters
- We have adopted a code of ethics that applies to our principal executive officer and all members of our finance department, including the principal financial officer and principal accounting officer
- Our internal audit function maintains critical oversight over the key areas of our business and financial processes and controls, and reports directly to our Audit Committee
- A compensation recoupment policy that applies to our executive officers
- Stock ownership guidelines for our non-employee directors and executive officers

Our Purpose to Power an Inclusive Future for All

For decades, Cisco has been evolving and expanding the way it positively impacts people and the planet, and we are driven by our Purpose to Power an Inclusive Future for All. Cisco believes that technology, when thoughtfully and strategically applied, can help address inequities; bring positive, lasting change to people's lives and communities; and benefit the planet. To help fulfill our Purpose, Cisco leverages its technology and catalyzes its networks, partners, and people to make a positive impact in communities worldwide and for the planet. We know we can achieve so much more when we work in partnership with those aligned with our values and purpose.

Our Purpose reporting describes our commitments, goals, progress, and impact for ESG topics that are significant to Cisco and our stakeholders. Today, our commitment to our Purpose starts at the top with our Board and senior leadership and it is embedded throughout the organization. Our Purpose governance structure is designed this way to help ensure we prioritize the right issues as a company, and that we stay on track with our commitments.

Our People, Policy, and Purpose organization leads our social investment programs and champions our commitment to ESG performance and transparency. Within this organization, there is a core reporting team which engages with stakeholders, leads ESG assessments, and stewards reporting activities. Our reporting is aligned with standards set by the Global Reporting Initiative, Sustainability Accounting Standards Board, the Task Force on Climate-related Financial Disclosures, and the UN Sustainable Development Goals.

The Environmental, Social, and Public Policy Committee of the Board oversees Cisco's initiatives, policies, programs, and strategies concerning environmental sustainability and other key corporate social responsibility and public policy matters. The Compensation Committee of the Board oversees the development and implementation of Cisco's practices, strategies, and policies used for recruiting, managing, and developing employees (i.e., human capital management). These practices, strategies, and policies focus on diversity and inclusion, workplace environment and safety, and corporate culture. In addition, the full Board receives updates on Cisco's overall Purpose strategy, including ESG matters, from management.

Each year, we report progress toward Cisco's enterprise goals in our annual Cisco Purpose Report. Cisco set its first greenhouse gas ("GHG") emissions reduction goal in 2006, and since then, we have continued to set other goals to engage employees, reduce environmental impacts in our supply chain, and benefit communities. For more information relating to Cisco's Purpose and to review our progress on our goals, see our ESG Reporting Hub at *https://csr.cisco.com*. The latest Purpose Report is available on our Investor Relations website at *investor.cisco.com*. Our website, ESG Reporting Hub and related supplemental information are not incorporated by reference into this Proxy Statement.

Public Policy Engagements

Information about our public policy engagement approach, including our policy priorities, our limitations relating to public policy-related activities, and the manner in which we disclose our public policy efforts (including annual payments to trade associations and political action committee contributions), is disclosed on our public website at *https://www.cisco.com/c/en/us/about/government-affairs.html*. In part as a result of proactive engagement with our stockholders, we regularly review and update this web page.

Stockholder Engagement

At Cisco, we recognize the importance of regular and transparent communication with our stockholders. Each year, we continually engage with a significant portion of stockholders that include our top institutional investors. In fiscal 2023, Cisco engaged in outreach with investors representing approximately 59% of shares outstanding at the end of the fiscal year, and of those investors, our Chair and Chief Executive Officer ("CEO"), the chair of our Compensation Committee, Secretary, and Investor Relations team held meetings, conference calls and/or corresponded with investors representing approximately 40% of our outstanding shares at the end of the fiscal year, including 79% of our 30 largest stockholders. We engaged with these stockholders on a variety of topics, including our business and long-term strategy, corporate governance and risk management practices, board leadership and refreshment, diversity, corporate responsibility initiatives (including ESG matters), our executive compensation program, and other matters of stockholder interest.

Board of Directors

Our Board is committed to strong corporate governance structures and practices that help Cisco build long-term stockholder value. Our Board believes strongly in the value of an independent board of directors and has established a Lead Independent Director role with broad authority and responsibility, as described further below. Additionally, our Board is composed of skilled and diverse directors.

Board Leadership Structure

Board Independence

Our Board believes strongly in the value of an independent board of directors. Other than Mr. Robbins, our CEO, all members of our Board are independent. Independent board members have consistently comprised over 75% of the members of our Board. Additionally, all members of our Board committees, including the Audit Committee, the Compensation Committee and the Nomination and Governance Committee, are independent. The independent members of the Board also meet regularly during executive sessions of the Board without management present, and the Lead Independent Director chairs those sessions. Mr. Capellas currently serves as Lead Independent Director, and Mr. Robbins currently serves as Board Chair and CEO.

Board Chair

The Board believes it should maintain flexibility to determine the Board leadership structure from time to time. Our policies do not preclude our CEO from also serving as Board Chair. For instance, Mr. Robbins, our CEO, currently serves as Board Chair. The Board believes our current leadership structure, which includes a strong Lead Independent Director, provides appropriate balance and currently is in the best interest of Cisco and our stockholders. The broad authority and oversight given to the Lead Independent Director role, as described in detail below, helps ensure a strong independent and active Board. Additionally, Mr. Robbins' demonstrated leadership during his tenure at Cisco, and his ability to speak as both Board Chair and CEO, provides a strong unified leadership for Cisco.

Lead Independent Director

The Lead Independent Director is elected by and from the independent directors. Each term of service for the Lead Independent Director position is one year, and the Lead Independent Director has the following responsibilities:

- Authority to call meetings of the independent directors
- Presides at all meetings of the Board at which the Board Chair is not present, including executive sessions of the independent directors (during which Cisco's strategy is reviewed and other topics are discussed)
- Serves as principal liaison between the independent directors and the Chair and CEO
- Communicates from time to time with the Chair and CEO and disseminates information to the rest of the Board as appropriate
- Provides leadership to the Board if circumstances arise in which the role of the Board Chair may be, or may be perceived to be, in conflict
- Reviews and approves agendas, meeting schedules to assure that there is sufficient time for discussion of all agenda items, and information provided to the Board (including the quality, quantity, and timeliness of such information)
- Being available, as appropriate, for consultation and direct communication with major stockholders and other stakeholders
- Presides over the annual performance evaluation of the Board, including the performance evaluation of each Board committee and individual Board members
- Facilitates the Board's performance evaluation of the CEO in conjunction with the Compensation Committee

In connection with Mr. Capellas' appointment as Lead Independent Director, the Board considered his demonstrated leadership during his tenure as a member of the Board, and also his leadership during his tenure as chair of the Nomination and Governance Committee, the Acquisition Committee, and the Finance Committee and believes his ability to act as a strong Lead Independent Director provides balance in Cisco's leadership structure and is in the best interest of Cisco and its stockholders.

Board Committees and Meetings

Cisco has five standing committees: the Audit Committee, the Compensation Committee, the Nomination and Governance Committee, the Acquisition Committee, and the Environmental, Social, and Public Policy Committee. Each of these committees has a written charter approved by the Board. A copy of each charter can be found on the "Committees" web page, which is located in the Corporate Governance section of our Investor Relations website at *investor.cisco.com.*

During fiscal 2023, the Board held 5 meetings. During this period, all of the incumbent directors attended at least 75% of the aggregate of the total number of meetings of the Board and the committees of the Board on which each such director served, during the period for which such director served. Cisco's directors are strongly encouraged to attend the annual meeting. All of Cisco's directors who were then serving on the Board attended last year's annual meeting.

Audit Committee   Number of Meetings: 13

 Mark Garrett (Chair)    M. Michele Burns    John D. Harris II    Roderick C. McGeary    Sarah Rae Murphy

Responsibilities and Duties Include:

- Directly responsible for the appointment, determination of the compensation for, retention, and oversight of the performance of the independent registered public accounting firm
- Reviews the financial information which will be provided to stockholders and others, including the quarterly and year-end financial results
- Reviews the system of internal controls which management and the Board have established
- Reviews the financial and risk management policies (including cybersecurity and data protection, insurance, currency, interest rate and equity risk management policies and programs)
- Reviews policies and programs for addressing cybersecurity and data protection
- Oversees accounting and financial reporting processes and the audits of Cisco's financial statements
- Pre-approves audit and permissible non-audit services provided by the independent registered public accounting firm
- Reviews the hiring policies for any employees or former employees of the independent registered public accounting firm
- Oversees and reviews related party transactions
- Establishes procedures for the receipt, retention, and treatment of complaints received by Cisco regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters
- Reviews annually the responsibilities and activities for the prior and upcoming fiscal year of each of our internal audit and compliance functions
- Meets separately in periodic executive sessions with each of management, the head of our internal audit function, and the independent registered public accounting firm
- Reviews and approves the global investment policy
- Reviews Cisco's capital structure and capital allocation strategy, including dividends and the stock repurchase program
- Reports to the Board on a regular basis on the major events covered by the Audit Committee and makes recommendations to the Board and management concerning these matters

Composition of the Committee

- Each member of this committee has been determined by the Board to be an "audit committee financial expert" as defined in Item 407(d) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act")
- Each member of this committee is an independent director and meets each of the other requirements for audit committee members under applicable Nasdaq listing standards

Compensation and Management Development Committee	Number of Meetings: 7


Roderick C. McGeary (Chair)


Wesley G. Bush


John D. Harris II


Dr. Kristina M. Johnson

Responsibilities and Duties Include:

- Reviews, annually, and approves corporate goals and objectives relevant to executive compensation and evaluate performance in light of those goals
- Reviews and approves our compensation to executive officers
- Approves any perquisites, cash payments and other compensation and benefit arrangements to executive officers
- Review matters related to management performance, compensation and succession planning, including review and approval of CEO succession planning
- Reviews and oversees the development and implementation of our practices, strategies, and policies used for recruiting, managing, and developing employees (i.e., human capital management)
- Review annually and approve our compensation strategy to help ensure that it promotes stockholder interests and supports our strategic and tactical objectives and that it provides appropriate rewards and incentives for management and employees, including review of compensation-related risk management

Composition of the Committee

- Each member of this committee is an independent director under applicable Nasdaq listing standards, including the additional independence requirements specific to compensation committee membership
- Each member of this committee is a "non-employee director" as defined in Rule 16b-3 under the Exchange Act

Executive Compensation

For fiscal 2023, the Compensation Committee performed the above oversight responsibilities and duties by, among other things, conducting an evaluation of the design of our executive compensation program, in light of our risk management policies and programs. For additional information regarding the Compensation Committee's risk management review, see the "Executive Compensation Governance Components" section of the Compensation Discussion and Analysis ("CD&A").

The Compensation Committee has the exclusive authority and responsibility to determine all aspects of executive compensation packages for executive officers. During fiscal 2023, the Compensation Committee retained Exequity LLP ("Exequity") as its independent compensation consultant to help the Compensation Committee establish and implement its compensation philosophy, to evaluate compensation proposals recommended by management, and to provide advice and recommendations on competitive market practices and specific compensation decisions for executive officers. The Compensation Committee retains and does not delegate any of its exclusive power to determine all matters of executive compensation and benefits, although the CEO and the People and Communities organization present compensation and benefit proposals to the Compensation Committee. Exequity worked directly with the Compensation Committee (and not on behalf of management) to assist the Compensation Committee in satisfying its responsibilities and did not undertake projects for management except at the request of the Compensation Committee chair and in the capacity of the Compensation Committee's agent. During fiscal 2023, Exequity performed no other consulting or other services for Cisco management and did not undertake any projects for management. For additional description of the Compensation Committee's processes and procedures for consideration and determination of executive officer compensation, see the "Compensation Committee Matters – Executive Compensation – CD&A" section in this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2023 were: Roderick C. McGeary (Chair), Wesley G. Bush and Dr. Kristina M. Johnson for all of fiscal 2023; John D. Harris II beginning December 2022; and Brenton L. Saunders until February 2023. No member of the Compensation Committee was, at any time during fiscal 2023 or at any other time, an officer or employee of Cisco, and no member of this committee had any relationship with Cisco requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. No executive officer of Cisco has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Compensation Committee during fiscal 2023.

Nomination and Governance Committee

Number of Meetings: 5

 Michael D. Capellas (Chair)

 Mark Garrett

 Roderick C. McGeary

Responsibilities and Duties Include:

- Oversees, reviews, and makes periodic recommendations concerning our corporate governance policies
- Reviews and assesses director independence
- Makes recommendations regarding the size, structure and composition of the Board and its committees
- Oversees the annual Board performance evaluation process
- Recommends candidates for election to the Board
- Reviews and recommends compensation for non-employee members of the Board

Composition of the Committee

- Each member of this committee is an independent director under applicable Nasdaq listing standards

Director Compensation

Cisco's director compensation program is designed to attract and retain highly qualified non-employee directors and to address the time, effort, expertise, and accountability required of active board membership. In connection with reviewing and recommending compensation for non-employee directors, the Nomination and Governance Committee retained Exequity as its independent compensation consultant during fiscal 2023. The Nomination and Governance Committee makes recommendations to the Board regarding compensation for non-employee directors using a process similar to the one used by the Compensation Committee for determining compensation for Cisco's executive officers. Generally, the Nomination and Governance Committee annually reviews the market practice for non-employee director compensation for companies in Cisco's Peer Group (as defined in the CD&A) in consultation with its independent compensation consultant and assesses whether the total compensation of our non-employee directors and each element of our non-employee director compensation program continues to be competitive with the market for qualified directors, incorporates best practices and aligns the interests of our non-employee directors with the long-term interests of our stockholders.

Director Nominations

Stockholders may recommend a director nominee to Cisco's Nomination and Governance Committee. In recommending candidates for election to the Board, the Nomination and Governance Committee considers nominees recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates. The Nomination and Governance Committee reviews each candidate's qualifications, including whether a candidate possesses any of the specific qualities and skills desirable in certain members of the Board. Evaluations of candidates generally involve a review of background materials, internal discussions, and interviews with selected candidates as appropriate. The Nomination and Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees. Upon selection of a qualified candidate, the Nomination and Governance Committee recommends the candidate for consideration by the full Board.

For more detailed information on how to recommend a prospective nominee for the Nomination and Governance Committee's consideration or to submit a nominee for inclusion in Cisco's proxy materials pursuant to the proxy access provisions of Cisco's bylaws, see the "Other Important Information About the Meeting – Stockholder Proposals and Nominations for 2024 Annual Meeting of Stockholders" section.

Acquisition Committee   Number of Meetings: 9

 Marianna Tessel (Chair)    Mark Garrett    Sarah Rae Murphy    Dr. Lisa T. Su

Responsibilities and Duties Include:

- Reviews acquisition strategies with management and investigates acquisition candidates
- Recommends acquisition strategies and candidates to the Board
- Reviews and approves certain acquisitions and investment transactions and makes recommendations to the Board

Environmental, Social, and Public Policy Committee   Number of Meetings: 2

 Wesley G. Bush (Chair)    M. Michele Burns    Michael D. Capellas    Dr. Kristina M. Johnson    Dr. Lisa T. Su

Responsibilities and Duties Include:

- Reviews and discusses with management, and brings to the attention of the Board, the initiatives, policies, programs, and strategies, including related goals and commitments, relating to environmental sustainability and other CSR and public policy matters
- Reviews and discusses with management and brings to the attention of the Board, as appropriate, the legislative, regulatory, and public policy developments and trends that could affect our business activities, performance, and reputation
- Reviews, as necessary or appropriate, the non-financial public reporting with respect to environmental sustainability and other corporate social responsibility ("CSR") and public policy matters, including the annual Purpose Report
- Reviews the outcomes of the Cisco Foundation and Cisco's charitable giving, and reviews the policies and guidelines for Cisco's charitable programs

Board's Role in Strategy

One of the Board's key responsibilities is overseeing management's formulation and execution of Cisco's strategy. Throughout the year, our CEO, the executive leadership team, and other leaders from across the organization provide detailed business and strategy updates to the Board. During these reviews, the Board engages with the executive leadership team and other business leaders regarding various topics, including business strategy and initiatives, capital allocation, portfolio updates, the competitive landscape, talent and culture (including inclusion and diversity), other matters affecting our long-term strategy (including our environmental impact and human rights implications of Cisco product development and sales), and regulatory developments. Additionally, on an annual basis, the Board reviews and approves Cisco's financial plan. The Lead Independent Director chairs regularly scheduled executive sessions of the independent directors, without Cisco management present, during which Cisco's business strategy is reviewed and other topics are discussed.

Board's Role in Risk Oversight

We believe that risk is inherent in innovation and the pursuit of long-term growth opportunities. Our management is responsible for day-to-day risk management activities. The Board, acting directly and through its committees, is responsible for the oversight of our risk management. With the oversight of the Board, our management team has implemented practices, processes and programs designed to help manage the risks to which we are exposed in our business and to align risk-taking appropriately with our efforts to increase stockholder value.

Our management team has implemented an enterprise risk management ("ERM") program designed to work across the organization to identify, evaluate, govern and manage risks, as well as our response to those risks. This risk assessment process considers the time horizons of identified risks, such that the management of significant risks can be prioritized, in part, based on the timeframe of such risks. Our internal audit function manages the enterprise ERM program and performs an annual risk assessment which is utilized by the ERM program, which is informed by industry trends, benchmarking and third-party professionals. The structure of the ERM program includes both an ERM operating committee that focuses on risk management-related topics, and an ERM executive committee consisting of members of management, including our Chief Legal Officer who is also our Chief Compliance Officer and reports directly to the CEO. The ERM operating committee conducts global risk reviews and provides regular updates to the ERM executive committee.

The Audit Committee, which oversees our financial and risk management policies, including risk management policies and programs related to cybersecurity and data protection, currency, interest rate, equity, and insurance risk, receives regular reports on ERM from the chair of the ERM operating committee. Additionally, the Audit Committee receives regular reports on cybersecurity from senior management on a quarterly basis and receives a detailed presentation from our Chief Security and Trust Officer two or more times per year. As part of its responsibilities and duties, the Audit Committee reviews our policies and programs for addressing data protection, including both privacy and security, including with respect to (a) our products and services, (b) the servers, data centers and cloud-based solutions on which Cisco's and third-party data is stored or processed (including servers, data centers and cloud-based solutions operated by third parties on which we rely), and (c) the cloud-based services provided to, by or enabled by Cisco. The Audit Committee provides updates to the Board on such review. The Audit Committee also oversees Cisco's investment policy and certain other activities of our treasury function.

As part of the overall risk oversight framework, other committees of the Board also oversee certain categories of risk associated with their respective areas of responsibility. For example, the Compensation Committee oversees compensation-related risk management, as discussed in the "Governance and Board Matters – Corporate Governance – Board of Directors – Board Committees and Meetings – Compensation and Management Development Committee" and "Compensation Committee Matters – Executive Compensation – CD&A" sections in this Proxy Statement.

Each committee reports regularly to the full Board on its activities. In addition, the Board participates in regular discussions with our executive management on many core subjects, including strategy, operations, information systems, finance, legal and public policy matters, in which risk oversight is an inherent element. The Board believes the leadership structure described in the "Governance and Board Matters – Corporate Governance – Board of Directors – Board Leadership Structure" section facilitates the Board's oversight of risk management because it allows the Board, with leadership from the Lead Independent Director and working through its committees, including the independent Audit Committee, to proactively participate in the oversight of management's actions.

Director Nominee Qualifications, Skills and Attributes

The table below summarizes key qualifications, skills and attributes most relevant to the decision to nominate our director candidates to serve on the Board. A mark indicates a specific area of focus or experience on which the Board relies most. The lack of a mark does not mean the director nominee does not possess that qualification or skill. Each director nominee biography in "Governance and Board Matters – Proposal No. 1 – Election of Directors" below describes each nominee's qualifications and relevant experience in more detail.

	Bush	Capellas	Garrett	Harris	Johnson	Murphy	Robbins	Schulman	Tessel
Leadership	■	■	■	■	■	■	■	■	■
Technology	■	■	■	■	■		■	■	■
Financial Experience	■	■	■	■	■	■	■	■	
Global Business	■	■	■	■		■	■	■	■
Sales and Marketing	■	■		■		■	■	■	
Academia					■				
Public Board Experience	■	■	■	■	■		■	■	
Demographic Background									
Gender	Man	Man	Man	Man	Woman	Woman	Man	Man	Woman
Ethnicity	White	White	White	Black or African American Native American	White	White	White	White	White

Board Performance Evaluation Process

The Board recognizes that a robust and constructive performance evaluation process is an essential component of Board effectiveness. As such, the Board conducts an annual performance evaluation that is intended to determine whether the Board, each of its committees, and individual Board members are functioning effectively, and to provide them with an opportunity to reflect upon and improve processes and effectiveness. The Nomination and Governance Committee oversees this annual process, which is led by the Lead Independent Director. As part of this process, the Lead Independent Director, along with outside counsel, conducts one-on-one discussions with each Board member and certain members of management to obtain their assessment of the effectiveness and performance of the Board and individual Board members. A summary of the results of this process is presented to the Nomination and Governance Committee identifying any themes or issues that have emerged. The results are then reported to the full Board, which considers the results and ways in which Board processes and effectiveness may be enhanced. Each committee also conducts its own evaluation.

Board Refreshment

We regularly evaluate the need for Board refreshment. The Nomination and Governance Committee and the Board are focused on identifying individuals whose skills and experiences will enable them to make meaningful contributions to the shaping of Cisco's business strategy. In October 2023, the Board appointed Daniel H. Schulman as a director upon the recommendation of the Nomination and Governance Committee. For more information on the skills and experience of Mr. Schulman, see "Governance and Board Matters – Proposal No. 1 – Election of Directors."

As part of its consideration of director succession, the Nomination and Governance Committee from time-to-time reviews, including when considering potential candidates, the appropriate skills and characteristics required of Board members such as diversity of business experience, viewpoints and personal background, and diversity of skills in technology, finance, marketing, international business, financial reporting and other areas that are expected to contribute to an effective Board. In evaluating potential candidates for the Board, the Nomination and Governance Committee considers these factors in the light of the specific needs of the Board at that time. Additionally, due to the global and complex nature of our business, the Board believes it is important to include individuals with diversity of race, ethnicity, gender, sexual orientation, age, education, cultural background, and professional experiences, and those factors are considered in evaluating board candidates in order to provide practical insights and diverse perspectives.

Cisco's corporate governance guidelines provide that any non-employee director who has served for a total of 20 years of service will not be re-nominated for election at the next annual meeting of stockholders, absent special circumstances. Further, the corporate governance guidelines provide that the Board will take into consideration the age of any current or prospective Board member whose age would be 72 or older when elected, re-elected, or appointed to the Board and, before nominating or appointing such Board member, the Board will make an affirmative determination that it is in the best interests of Cisco and its stockholders for that individual to serve on the Board. The average tenure of the director nominees is approximately 5.6 years.

The Nomination and Governance Committee and the Board will regularly evaluate the key qualifications, skills and attributes required in order to effectively refresh the Board with engaged and dynamic leaders with a proven business track record who will bring fresh perspectives to the Board while maintaining the productive working dynamics and collegiality of the Board. The brief biographical description of each nominee set forth in the "Governance and Board Matters – Proposal No. 1 – Election of Directors – Business Experience and Qualifications of Nominees" section and the matrix set forth in "Governance and Board Matters – Corporate Governance – Board of Directors – Director Nominee Qualifications, Skills and Attributes" section above include the primary individual experience, qualifications, attributes, and skills of each of our directors that led to the conclusion that each director should serve as a member of the Board at this time.

> Five of our independent director nominees have joined our Board since 2019, representing 63% of our independent Board member nominees.

Joined in **2019**	Joined in **2021**		Joined in **2022**	Joined in **2023**
				
Wesley G. Bush	John D. Harris II	Marianna Tessel	Sarah Rae Murphy	Daniel H. Schulman

Stockholder Communications with the Board

Stockholders may communicate with our Board through Cisco's Secretary by sending an email to bod@cisco.com, or by writing to the following address:

> Board of Directors
> c/o Evan Sloves, Secretary
> Cisco Systems, Inc.
> 170 West Tasman Drive
> San Jose, California 95134

Stockholders also may communicate with the Board's Compensation Committee through Cisco's Secretary by sending an email to compensationcommittee@cisco.com, or by writing to the following address:

> Compensation and Management Development Committee
> c/o Evan Sloves, Secretary
> Cisco Systems, Inc.
> 170 West Tasman Drive
> San Jose, California 95134

Cisco's Secretary will forward all correspondence to the Board or the Compensation Committee, except for spam, junk mail, mass mailings, product or service complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. Cisco's Secretary may forward certain correspondence, such as product-related inquiries, elsewhere within Cisco for review and possible response.

Proposal No. 1 – Election of Directors

The names of persons who are nominees for director and their current positions and offices with Cisco are set forth in the table below. The proxy holders intend to vote all proxies received by them for the nominees listed below unless otherwise instructed. Each of the current directors, other than M. Michele Burns, Roderick C. McGeary and Dr. Lisa T. Su, has been nominated for election by the Board upon recommendation by the Nomination and Governance Committee and has decided to stand for election.

Ms. Burns, Mr. McGeary, and Dr. Su each notified Cisco and the Board of their respective decision not to stand for re-election at the 2023 Annual Meeting. Ms. Burns, Mr. McGeary and Dr. Su intend to serve on the Board of Directors through the date of the 2023 Annual Meeting. The authorized number of directors is presently twelve, and in connection with the election of directors at the annual meeting the authorized number of directors is being reduced to nine.

The Board appointed Daniel H. Schulman to the Board in October 2023 upon recommendation of the Nomination and Governance Committee. Mr. Schulman was brought to the attention of the Nomination and Governance Committee as a potential candidate by a third-party search firm.

Director Nominees	Positions and Offices Held with Cisco	Age	Director Since	Other Public Company Boards
Wesley G. Bush	Director	62	2019	2
Michael D. Capellas	Lead Independent Director	69	2006	2
Mark Garrett	Director	65	2018	2
John D. Harris II	Director	62	2021	3
Dr. Kristina M. Johnson	Director	66	2012	1
Sarah Rae Murphy	Director	40	2022	–
Charles H. Robbins	Chair and CEO	57	2015	1
Daniel H. Schulman	Director	65	2023	2
Marianna Tessel	Director	55	2021	–

Business Experience and Qualifications of Nominees



Wesley G. Bush
Independent Director
Age: 62
Director since: 2019

Committees
- Compensation
- Environmental, Social, and Public Policy (Chair)

Other Public Company Directorships
- Dow Inc.
- General Motors Corporation

Former Public Company Directorships in the Past Five Years
- Norfolk Southern Corporation (ended in 2019)
- Northrop Grumman Corporation (ended in 2019)

Business Experience

Mr. Bush served as Chief Executive Officer of Northrop Grumman Corporation ("Northrop Grumman") from January 2010 through December 2018 and served on its board from September 2009 to July 2019 and in the role of chair from July 2011 to July 2019. Prior to January 2010, he served in various leadership roles, including as Northrop Grumman's President and Chief Operating Officer, Corporate Vice President and Chief Financial Officer, and President of its Space Technology sector. Mr. Bush also served in various leadership roles at TRW Inc. prior to its acquisition by Northrop Grumman in 2002. Mr. Bush is a member of the National Academy of Engineering.

Qualifications

Mr. Bush brings to the Board his extensive international business experience, including over 35 years in the aerospace and defense industry. In addition, he brings extensive financial, sales and marketing, strategic and operational experience. Mr. Bush also has experience serving as a public company outside director.



Michael D. Capellas

Lead Independent Director
Age: 69
Director since: 2006

Committees

- Nomination and Governance (Chair)
- Environmental, Social, and Public Policy

Other Public Company Directorships

- Flex Ltd., Chair
- The Beauty Health Company

Former Public Company Directorships in the Past Five Years

- Elliott Opportunity II Corp. (ended in 2023)
- MuleSoft, Inc. (ended in 2018)

Business Experience

Mr. Capellas has served as founder and Chief Executive Officer of Capellas Strategic Partners since November 2012. He served as Chair of the Board of VCE Company, LLC ("VCE") from January 2011 until November 2012 and as Chief Executive Officer of VCE from May 2010 to September 2011. Mr. Capellas was the Chair and Chief Executive Officer of First Data Corporation from September 2007 to March 2010. From November 2002 to January 2006, he served as Chief Executive Officer of MCI, Inc. ("MCI"), previously WorldCom. From November 2002 to March 2004, he was also Chair of the Board of WorldCom, and he continued to serve as a member of the board of directors of MCI until January 2006. Mr. Capellas left MCI as planned in early January 2006 upon its acquisition by Verizon Communications Inc. Previously, Mr. Capellas was President of Hewlett-Packard Company ("Hewlett-Packard") from May 2002 to November 2002. Before the merger of Hewlett-Packard and Compaq Computer Corporation ("Compaq") in May 2002, Mr. Capellas was President and Chief Executive Officer of Compaq, a position he had held since July 1999, and Chair of the Board of Compaq, a position he had held since September 2000. Mr. Capellas held earlier positions as Chief Information Officer and Chief Operating Officer of Compaq.

Qualifications

Mr. Capellas brings to the Board experience in executive roles and a background of leading global organizations in the technology industry. Through this experience, he has developed expertise in several valued areas including strategic product development, business development, sales, marketing, and finance. Mr. Capellas also has experience serving as a public company outside director.



Mark Garrett

Independent Director
Age: 65
Director since: 2018

Committees

- Acquisition
- Audit (Chair)
- Nomination and Governance

Other Public Company Directorships

- GoDaddy Inc.
- Snowflake Inc.

Former Public Company Directorships in the Past Five Years

- NightDragon Acquisition Corp. (ended in 2022)
- Pure Storage, Inc. (ended in 2021)

Business Experience

Mr. Garrett has served as a Senior Advisor at Permira since June 2021. Mr. Garrett served as Executive Vice President and Chief Financial Officer of Adobe Systems Incorporated from February 2007 to April 2018. From January 2004 to February 2007, Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation ("EMC"). From August 2002 to January 2004 and from 1997 to 1999, Mr. Garrett served as Executive Vice President and Chief Financial Officer of Documentum, Inc., including through its acquisition by EMC in December 2003.

Qualifications

Mr. Garrett brings to the Board extensive history of leadership in finance and accounting in the technology industry, including experience in product and business model transition and transformation to the cloud. Mr. Garrett also has experience serving as a public company outside director.



John D. Harris II

Independent Director
Age: 62
Director since: 2021

Committees

- Audit
- Compensation

Other Public Company Directorships

- Exxon Mobil Corporation
- Flex Ltd.
- Kyndryl Holdings, Inc.

Business Experience

Mr. Harris served as Vice President of Business Development of Raytheon Company ("Raytheon") and Chief Executive Officer of Raytheon International, Inc. from September 2013 to April 2020. Mr. Harris joined Raytheon in 1983 and throughout his career at Raytheon, he held various leadership positions, including serving as General Manager of Raytheon's Intelligence, Information and Services business, President of Raytheon Technical Services Company, Vice President of Operations and Contracts for Raytheon's former Electronic Systems business, Vice President of Contracts for Raytheon's government and defense businesses, and Vice President of Contracts and Supply Chain for Raytheon Company. In 2010, Mr. Harris was honored with the prestigious Black Engineer of the Year Award.

Qualifications

Mr. Harris brings to the Board an extensive history of leadership in sales and marketing, supply chain management, international business and government relations operations functions, including expertise in both technology and manufacturing industries.



Dr. Kristina M. Johnson

Independent Director
Age: 66
Director since: 2012

Committees

- Compensation
- Environmental, Social, and Public Policy

Other Public Company Directorships

- DuPont de Nemours, Inc.

Former Public Company Directorships in the Past Five Years

- The AES Corporation (ended in 2019)

Business Experience

Dr. Kristina M. Johnson has held leadership positions in academia, industry and government, including service as President of The Ohio State University from September 2020 to May 2023; chancellor of the State University of New York from September 2017 to August 2020; co-founder and CEO of hydropower companies, Enduring Hydro, LLC and Cube Hydro Partners, LLC from 2011 to 2017; Undersecretary of Energy at the U.S. Department of Energy from May 2009 to October 2010; senior vice president and provost at The Johns Hopkins University from 2007 to 2009; and dean of engineering at Duke University from 1999 to 2007. Dr. Johnson's pioneering work in liquid-crystal on silicon micro-displays, polarization optics and imaging at the University of Colorado Boulder was spun off into several companies, including ColorLink, Inc., which helped create modern 3D movies such as Avatar and hundreds of others. Dr. Johnson was inducted into the National Inventors Hall of Fame, is a member of the National Academy of Engineering and the National Academy of Inventors, and has received the John Fritz Medal, widely regarded as the highest award given by the engineering societies. Dr. Johnson holds five honorary degrees, and earned her B.S., M.S. and Ph.D. degrees in electrical engineering at Stanford University.

Qualifications

Dr. Johnson brings to the Board an engineering background, as well as expertise in science, technology, business, education and government. In addition, she has leadership and management experience, both in an academic context as chancellor, provost and dean of nationally recognized academic institutions and in a corporate context as a board member of public companies.



Sarah Rae Murphy

Independent Director
Age: 40
Director since: 2022

Committees

- Acquisition
- Audit

Business Experience

Ms. Murphy served as Chief Procurement Officer and Senior Vice President, Global Sourcing of United Airlines Holdings, Inc. ("United Airlines") from October 2021 to May 2022. She held other executive leadership roles at United Airlines including Senior Vice President, United Express from June 2019 to October 2021 and Vice President, Global Operations Strategy, Planning and Design from October 2016 to June 2019. At United Airlines, she previously also held various financial leadership positions including Vice President of Financial Planning and Analysis and leading investor relations. Prior to joining United Airlines in 2006, Ms. Murphy began her career at Merrill Lynch in its investment banking division.

Qualifications

Ms. Murphy brings to the Board broad executive leadership experience in finance, operations and commercial functions in a global business. Her enterprise experience in leading innovation and transformation to enhance customer experience adds a valuable perspective to the Board.



Charles H. Robbins

Board Chair
Age: 57
Director since: 2015

Other Public Company Directorships

- BlackRock, Inc.

Business Experience

Mr. Robbins has served as CEO since July 2015, as a member of the Board since May 2015 and as Chair of the Board since December 2017. He joined Cisco in December 1997, from which time until March 2002 he held a number of managerial positions within Cisco's sales organization. Mr. Robbins was promoted to Vice President in March 2002, assuming leadership of Cisco's U.S. channel sales organization. Additionally, in July 2005 he assumed leadership of Cisco's Canada channel sales organization. In December 2007, Mr. Robbins was promoted to Senior Vice President, U.S. Commercial, and in August 2009 he was appointed Senior Vice President, U.S. Enterprise, Commercial and Canada. In July 2011, Mr. Robbins was named Senior Vice President, Americas. In October 2012, Mr. Robbins was promoted to Senior Vice President, Worldwide Field Operations, in which position he served until assuming the role of CEO.

Qualifications

Mr. Robbins brings to the Board extensive industry, company and operational experience acquired from having served as Cisco's CEO since 2015, and prior to that from having led Cisco's global sales and partner teams. He has a thorough knowledge of Cisco's segments, technology areas, geographies and competition. He has a proven track record of driving results and played a key role in leading and executing many of Cisco's investments and strategy shifts to meet its growth initiatives.



Daniel H. Schulman

Independent Director
Age: 65
Director since: 2023

Other Public Company Directorships

- PayPal Holdings, Inc.
- Verizon Communications, Inc.

Former Public Company Directorships in the Past Five Years

- NortonLifeLock Inc.(formerly Symantec Corporation) (ended 2019)
- Flex Ltd. (ended 2018)

Business Experience

Mr. Schulman served as the President and Chief Executive Officer of PayPal Holdings, Inc. ("PayPal") from July 2015 to September 2023 and as PayPal's President and Chief Executive Officer-Designee from September 2014 to July 2015. He also has served on PayPal's Board since July 2015. Prior to PayPal, Mr. Schulman served as Group President, Enterprise Group of American Express Company from August 2010 to August 2014. Mr. Schulman was President, Prepaid Group of Sprint Nextel Corporation from November 2009 to August 2010, and also served in other executive leadership positions at Virgin Mobile USA, Inc., Priceline Group, Inc., and AT&T, Inc.

Qualifications

Mr. Schulman brings to the Board his strong leadership experience driving business transformation in the digital era as well as his deep experience in technology and strategic planning. Mr. Schulman also has experience serving as a public company outside director.



Marianna Tessel

Independent Director
Age: 55
Director since: 2021

Committees

- Acquisition (Chair)

Business Experience

Ms. Tessel serves as Executive Vice President and General Manager, Small Business and Self-Employed Group of Intuit Inc. ("Intuit"), a financial software company. She served as Intuit's Executive Vice President and Chief Technology Officer from January 2019 to September 2023, and Chief Product Development officer of Intuit's Small Business & Self-Employed Group from June 2017 to December 2018. Prior to joining Intuit, Ms. Tessel served as Senior Vice President of Engineering and Executive Vice President of Strategic Development for Docker Inc., a software containerization platform. She also previously served as Vice President of Engineering with VMware Inc.

Qualifications

Ms. Tessel brings to the Board her deep expertise in enterprise software and a track record delivering software solutions that solve challenges for businesses. She is also a transformational leader in the software technology industry with a strong engineering background.

Board Composition

Due to the global and complex nature of our business, the Board believes it is important to consider diversity of race, ethnicity, gender, sexual orientation, age, education, cultural background, and professional experiences in evaluating board candidates in order to provide practical insights and diverse perspectives.

Below is an overview of our director nominee composition.



Board Diversity Matrix (As of October 12, 2023)

Total Number of Directors		12		
Gender Identity	**Woman**	**Man**	**Non-Binary**	**Did Not Disclose Gender**
Directors	5	7	–	–
Number of Directors who identify in any of the categories below:				
African American or Black	–	1	–	–
Alaskan Native or Native American	–	1	–	–
Asian	1	–	–	–
Hispanic or Latinx	–	–	–	–
Native Hawaiian or Pacific Islander	–	–	–	–
White	4	6	–	–
Two or More Races or Ethnicities	–	1*	–	–
LGBTQ+			2	
Did Not Disclose Demographic Background			–	

* African American or Black, and Alaskan Native or Native American

Cisco's Board Diversity Matrix for fiscal 2022 was disclosed in its Proxy Statement filed with the SEC on October 18, 2022.

Independent Directors

Upon recommendation of the Nomination and Governance Committee, the Board has affirmatively determined that each member of the Board other than Mr. Robbins is independent under the criteria established by Nasdaq for director independence. All members of our Audit, Compensation, and Nomination and Governance committees are independent directors. In addition, upon recommendation of the Nomination and Governance Committee, the Board has determined that the members of the Audit Committee and the members of the Compensation Committee meet the additional independence criteria required for membership on those committees under applicable Nasdaq listing standards.

The Nasdaq criteria includes a subjective test and various objective standards, such as the director is not an employee of Cisco. Mr. Robbins is deemed not independent because he is a Cisco employee. The subjective test under Nasdaq criteria for director independence requires that each independent director not have a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The subjective evaluation of director independence by the Board was made in the context of the objective standards referenced above. In making its independence determinations, the Board generally considers commercial, financial services, charitable, and other transactions, as well as other relationships between Cisco and each director and nominee and his or her family members and affiliated entities. For example, the Nomination and Governance Committee reviewed, for each independent director and nominee, transactions between Cisco and other organizations where such directors serve as executive officers or directors, none of which exceeded 1% of the recipient's annual revenues during the relevant periods, except as described below.

For each of the independent directors, the Board determined based on the recommendation of the Nomination and Governance Committee that none of the transactions or other relationships exceeded Nasdaq objective standards and none would otherwise interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making this determination, the Board considered certain relationships that did not exceed Nasdaq objective standards but were identified by the Nomination and Governance Committee for further consideration under the subjective test. The Board determined that none of these relationships would interfere with the exercise of independent judgment by the director in carrying out their responsibilities as a director.

The following is a description of the relationships in which a director serves as an outside board member of other companies and in which payments by or to Cisco exceeded 1% of the recipient's annual revenues:

- Mr. Capellas and Mr. Harris are members of the board of directors of Flex Ltd. ("Flex"). Cisco has ordinary course commercial relationships with Flex. Payments by Cisco to Flex exceeded 1% of the annual revenues of Flex in each of Cisco's past three fiscal years.

- Mr. Schulman is a member of the board of directors of Verizon Communications, Inc. ("Verizon"). Verizon has ordinary course commercial relationships with Cisco. Payments by Verizon to Cisco exceeded 1% of the annual revenues of Cisco in each of Cisco's past two fiscal years.

Director Compensation

This section provides information regarding the compensation policies for non-employee directors and amounts paid and equity awards granted to these directors in fiscal 2023. Non-employee directors typically do not receive forms of remuneration or benefits other than those described below but are reimbursed for their expenses in attending meetings and other board-related activities. Cisco's non-employee director compensation policy is designed to provide the appropriate amount and form of compensation to our non-employee directors.

Director Compensation Highlights

- Retainer fees for committee service differentiated based on workload
- Emphasis on equity in the overall compensation mix
- Full-value equity grants under a fixed-value annual grant policy with immediate vesting
- Robust stock ownership guidelines set at five times the annual cash retainer to support stockholder alignment
- Flexible deferral provisions to facilitate stock ownership
- Governance limit of $800,000 on the total value of cash and equity compensation that may be paid or granted to a non-employee director each fiscal year allows Cisco to stay within reasonable boundaries of what the market requires
- Each non-employee director is eligible to participate in Cisco's charitable matching gifts program to the same extent as all Cisco employees. The maximum match amount currently under this program is $25,000 each calendar year and additional $10,000 matches are available for disaster response campaigns.

Fiscal 2023 Cash Compensation

Our non-employee director cash compensation during fiscal 2023 consisted of the following:

- Annual retainer of $80,000 for each non-employee director
- Additional annual retainer fee of $60,000 for serving as Lead Independent Director
- Additional annual retainer fee of $30,000 for serving as chair of the Audit Committee
- Additional annual retainer fee of $20,000 for serving as chair of the Compensation Committee or as chair of the Nomination and Governance Committee
- Additional annual retainer fee of $15,000 for serving as chair of the Acquisition Committee or as chair of the Environmental, Social, and Public Policy Committee
- Additional annual retainer fees for serving as a member of a Board committee:
  - $32,000 for serving as a member of the Audit Committee
  - $16,000 for serving as a member of the Compensation Committee, the Acquisition Committee or the Environmental, Social, and Public Policy Committee
  - $12,000 for serving as a member of the Nomination and Governance Committee
- These cash fees are paid in quarterly installments in arrears

A non-employee director may, in lieu of any retainer paid in connection with service on the Board or any committee of the Board, or other cash fees, elect to receive fully vested shares of Cisco common stock, fully vested deferred stock units or a deferred cash payment under the Cisco Systems, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"). Dividend equivalents accrue on fully vested deferred stock units and are subject to the same conditions and restrictions as the deferred stock units to which they attach and will settle in shares after the non-employee director leaves the board. The annual retainers are pro-rated for non-employee directors who are appointed after an annual meeting. Retainers paid in quarterly installments are pro-rated for non-employee directors who join or leave the Board or a committee during the quarterly period based on the portion of the period for which they have served.

Fiscal 2023 Equity Compensation

Non-employee directors receive annual grants under the 2005 Stock Incentive Plan pursuant to an equity grant policy. The 2005 Stock Incentive Plan currently provides that grants to any non-employee director may not exceed 50,000 shares for any fiscal year.

The Board's policy regarding equity grants for non-employee directors provides for the following:

- An initial equity grant for new non-employee directors consisting of fully vested shares of Cisco common stock with a fair value equal to a pro rata portion of $245,000 based on the portion of the year of the new non-employee director's board service.
- An annual equity grant for elected non-employee directors consisting of fully vested shares of Cisco common stock with a fair value equal to $245,000.

A non-employee director may elect to receive his or her initial and annual grants in the form of fully vested deferred stock units that are settled in shares after the non-employee director leaves the Board. Dividend equivalents accrue on the fully vested deferred stock units and are subject to the same conditions and restrictions as the deferred stock units to which they attach and will settle in shares after the non-employee director leaves the Board.

Fiscal 2023 Total Director Compensation

The following table provides information as to compensation earned by our non-employee directors during fiscal 2023.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
M. Michele Burns	$133,318	$244,999	$25,000	$403,317
Wesley G. Bush	$120,989[3]	$244,999	$ –	$365,988
Michael D. Capellas	$193,155	$244,999	$ –	$438,154
Mark Garrett	$163,495	$244,999	$ –	$408,494
John D. Harris II	$115,565	$244,999	$ 5,150	$365,714
Dr. Kristina M. Johnson	$111,696[3]	$244,999	$ –	$356,695
Roderick C. McGeary	$159,565	$244,999	$ –	$404,564
Sarah Rae Murphy	$114,000	$317,110	$ –	$431,110
Brenton L. Saunders[4]	$ 63,954	$244,999	$ –	$308,953
Daniel H. Schulman[5]	$ –	$ –	$ –	$ –
Dr. Lisa T. Su	$105,652[3]	$244,999	$ –	$350,651
Marianna Tessel	$105,033[3]	$244,999	$ –	$350,032

[1] The amounts in the "Stock Awards" column represent the aggregate grant date fair values, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation – Stock Compensation* ("FASB ASC Topic 718"), of the shares issued pursuant to the 2005 Stock Incentive Plan.

Each non-employee director who had served as a non-employee director prior to the 2022 Annual Meeting and who was elected at the 2022 Annual Meeting received 5,001 fully vested shares on December 8, 2022. Mr. Bush, Mr. Saunders, Dr. Su and Ms. Tessel each elected to receive their annual equity award in the form of fully vested deferred stock units.

In connection with her appointment to the board on August 24, 2022, Ms. Murphy received an initial pro-rated equity award of 1,532 fully vested shares.

None of the non-employee directors held any unvested stock awards as of July 29, 2023. No stock options were outstanding or awarded to non-employee directors in fiscal 2023.

[2] Represents the non-employee director's match under Cisco's charitable matching gifts program.

[3] Includes the value of fully vested shares of Cisco common stock received in lieu of the non-employee director's regular cash retainer, additional retainer paid in connection with service on Board committees, or other cash fees, based on the fair market value of the shares on the date any such retainers or cash fees would otherwise have been paid. Based on their prior elections, Mr. Bush, Dr. Johnson, Dr. Su and Ms. Tessel each received deferred stock units with a value of $120,901, $30,205, $105,537 and $104,925, respectively, based on the closing share price of Cisco common stock on the date any such retainers or cash fees would otherwise have been paid.

[4] Mr. Saunders resigned from the Board effective February 21, 2023.

[5] Mr. Schulman was appointed to the Board after the completion of fiscal 2023 and did not receive any compensation for fiscal 2023.

Non-Employee Director Stock Ownership

Our corporate governance guidelines include stock ownership guidelines for non-employee directors. The stock ownership guidelines call for each non-employee director to own shares of Cisco's common stock having a value equal to at least five times the non-employee director's regular annual cash retainer, with a five-year period from the date of his or her appointment to attain that ownership level. To facilitate share ownership, in lieu of all or a specified portion of their regular annual cash retainer, any retainer paid in connection with service on any committee of the Board or other cash fees, non-employee directors may elect to receive fully vested shares of Cisco common stock or fully vested deferred stock units that would be settled in shares after the non-employee director leaves the Board, based on the fair market value of the shares on the date any such cash retainer or fee would otherwise be paid. Any shares (or shares subject to deferred stock units) received in lieu of any portion of a cash retainer or fee do not count against the limit on the total number of shares that may be granted to a non-employee director during any fiscal year. The shares issued are granted under the 2005 Stock Incentive Plan.

For information on non-employee director elections to receive fully vested shares (or shares subject to deferred stock units) in lieu of cash with respect to fiscal 2023 cash retainers or fees, please see the table above entitled "Director Compensation" and the accompanying footnotes.

Fiscal 2024 Director Compensation

Using the approach described above under "Board of Directors – Board Committees and Meetings – Director Compensation," the Nomination and Governance Committee conducted its annual review of the non-employee director compensation program for fiscal 2024 in consultation with its independent compensation consultant, Exequity. In connection with this review, the Nomination and Governance Committee, having been advised by Exequity, recommended modifications to compensation for non-employee directors in order to better align compensation with Cisco's Peer Group and maintain the competitive positioning of overall compensation relative to the market. On May 24, 2023, upon the Nomination and Governance Committee's recommendation, the Board of Directors approved the following changes to our non-employee director compensation program, effective on the date of the 2023 Annual Meeting:

- The annual cash retainer fee for non-employee directors was increased from $80,000 to $105,000
- The additional annual retainer fee for serving as Lead Independent Director was increased from $60,000 to $75,000

There were no other significant changes to the terms of the compensation for non-employee directors, including no changes to vesting, proration and deferral.

Vote Required

Cisco's bylaws and corporate governance guidelines provide for a majority voting standard in uncontested elections of directors. The affirmative vote of the holders of a majority of the votes properly cast at the meeting at which a quorum is present is required to elect each of the nine nominees for director, meaning the number of shares cast "for" a nominee's election exceeds the number of "against" votes cast against that nominee. The required quorum for a meeting of Cisco stockholders is a majority of the outstanding shares of common stock. Abstentions and broker non-votes are not counted as votes cast for or against such nominee, and stockholders may not cumulate votes in the election of directors.

In the event any nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee, if any, who may be designated by the Board to fill the vacancy. As of the date of this Proxy Statement, the Board is not aware that any nominee is unable or will decline to serve as a director. If a nominee who currently serves as a director is not re-elected, Delaware law provides that the director would continue to serve on the Board as a "holdover director." Under our bylaws and corporate governance guidelines, an incumbent director who fails to receive the required majority vote to be re-elected in an uncontested election shall tender his or her resignation to the Board to be effective on the earlier of 90 days following the certification of the election results or the date on which the Board selects a person to fill the office held by that director.

Recommendation of the Board of Directors

The Board of Directors recommends that the stockholders vote **FOR** the election of each of the nominees listed herein.

Proposal No. 2 – Approval of the Amendment and Restatement of the 2005 Stock Incentive Plan

Cisco is requesting that stockholders approve, in its entirety, the Cisco Systems, Inc. 2005 Stock Incentive Plan as amended and restated by the Board of Directors, subject to stockholder approval (as amended and restated, the "Amended Stock Plan"). If our stockholders do not approval this proposal, then the Amended Stock Plan will not become effective. A summary of the Amended Stock Plan follows.

General

The Amended Stock Plan that is being submitted to our stockholders for approval increases the number of shares authorized for issuance under the 2005 Stock Incentive Plan by 80,575,000 shares to 870,550,000 shares. Except for this increase, the terms of the 2005 Stock Incentive Plan will remain unchanged. After the amendment and restatement, the Amended Stock Plan will continue to contain the following important corporate governance features:

- **No Repricing or Buyout of Underwater Options or Stock Appreciation Rights**. Prohibits stock option and stock appreciation right repricing or other exchanges for cash or equity compensation without stockholder consent.
- **No Discounted Options and Stock Appreciation Rights**. Requires stock options and stock appreciation rights to be granted with an exercise price equal to at least the fair market value of our common stock on the date of the award is granted.
- **No Evergreen Provision**. Avoids the use of "evergreen" share reserve increases and instead requires stockholder approval to increase the share reserve.
- **No Liberal Share Counting**. Prohibits the reuse of shares withheld or delivered to satisfy the exercise price of an option or SAR or to satisfy tax withholding requirements.
- **No Single Trigger Change in Control**. Awards do not accelerate upon a change in control unless the acquiring company does not assume or replace the award.
- **Prohibition on Payment of Dividends and Dividend Equivalents on Unvested Awards**. Prohibits the payment or settlement of dividends or dividend equivalents with respect to any award until the underlying shares or units vest.
- **Limit on non-employee director awards**. The aggregate value of all compensation paid or granted, as applicable, to any individual for service as a non-employee director of our Board with respect to any fiscal year, including awards granted under the 2005 Stock Incentive Plan and cash fees paid by us to such non-employee director, will not exceed $800,000 in total value.
- **No Automatic Grants**. The 2005 Stock Incentive Plan does not provide for automatic grants to any participant.
- **No Tax Gross-ups**. The 2005 Stock Incentive Plan does not provide for any tax gross-ups.
- **Maximum Term of Options/SARs**. The maximum term for options and stock appreciation rights issued under the 2005 Stock Incentive Plan is ten years.
- **No Transferability**. Awards generally may not be transferred, except by will or the laws of descent and distribution, unless provided in the applicable award agreement.

Request for Additional Shares, Dilution and Overhang

In order to give Cisco the flexibility to responsibly address its future equity compensation needs, Cisco is requesting that stockholders approve the Amended Stock Plan, which increases the number of shares authorized for issuance under the plan by 80.575 million shares. As of July 29, 2023, there were approximately 124 million shares available for grant under the 2005 Stock Incentive Plan. The 2005 Stock Incentive Plan contains a fungible share reserve feature. Under this feature, a distinction is made between the number of shares in the reserve attributable to (i) stock options and stock appreciation rights and (ii) "full value" awards (i.e., stock grants and stock units). Currently, shares granted pursuant to full value awards are counted against authorized shares under the 2005 Stock Incentive Plan on a 1.5-to-1 ratio, the fungible share ratio.

Recent annual grant levels for the preceding three fiscal years have averaged at approximately 58 million full value shares (or approximately 87 million shares counted against authorized shares) for an average annual burn rate of approximately 1.40%. The "burn rate" is the ratio of the number of shares underlying awards, including performance-based awards valued at 100% of target, granted under the 2005 Stock Incentive Plan during a fiscal year to the number of Cisco's weighted average common shares outstanding for the corresponding fiscal year.

A total of 350 million shares were originally authorized under the 2005 Stock Incentive Plan in 2005, an additional 209 million shares were authorized in 2007, an additional 135 million shares were authorized in 2013, and an additional 95.975 million shares were authorized in 2020.

Set forth below is the number of shares available for issuance pursuant to outstanding and future equity awards under all stock incentive plans as of July 29, 2023:

Shares subject to outstanding stock option awards.	0.4 million
Shares subject to outstanding restricted share/unit awards (assuming outstanding performance-based stock unit awards are earned at maximum, unless performance is otherwise known)	126 million
Shares available for issuance pursuant to future equity awards (assuming outstanding performance-based stock unit awards are earned at maximum, unless performance is otherwise known)	123 million
Total shares available for future issuance	249 million

Note: As of July 29, 2023, Cisco had under the Amended Stock Plan no outstanding options, approximately 120 million shares subject to outstanding RSUs, and approximately six million shares subject to outstanding PRSUs based on an assumed maximum performance, unless performance is otherwise known. As of July 29, 2023, Cisco had under assumed stock plans 1,155 shares subject to outstanding RSUs and approximately 356 thousand shares subject to outstanding options with a weighted average exercise price of $6.48 per share and a weighted average life of 4.4 years.

The above total of 249 million shares represents an overhang of approximately 6% based on outstanding common shares as of July 29, 2023. If this amendment and restatement is approved, the additional 80.575 million shares available for issuance under the Amended Stock Plan would increase the overhang to 8%. Cisco calculates "overhang" as the total of (a) shares underlying outstanding awards plus shares available for issuance under future equity awards, divided by (b) the total number of shares outstanding, shares underlying outstanding awards and shares available for issuance under future equity awards. As of September 1, 2023, the fair market value (as defined in the Amended Stock Plan) of a share of Cisco common stock was $57.84.

When considering the number of additional shares to add to the Amended Stock Plan, the Compensation Committee reviewed, among other things, the potential dilution to Cisco's current stockholders as measured by burn rate and overhang, projected future share usage and estimated future award forfeitures. The projected future usage of shares for long-term incentive awards under the Amended Stock Plan was reviewed under scenarios based on a variety of assumptions. Based on these assumptions, the 80.575 million shares to be added to the Amended Stock Plan pursuant to this amendment and restatement, in combination with the remaining authorized shares and shares added back to the plan from forfeitures of awards granted under the Amended Stock Plan, is expected to satisfy Cisco's equity compensation needs through at least the 2025 Annual Meeting. However, while this forecast is based on current assumptions, there can be no guarantee that future events, including changes in future business conditions and Cisco's stock price, will not require Cisco to grant equity awards more rapidly or slowly than currently expected. The Compensation Committee is committed to effectively managing the number of shares reserved for issuance under the Amended Stock Plan while minimizing stockholder dilution.

Material Features of the Amended Stock Plan

The following is a summary of the material features of the Amended Stock Plan. This summary does not purport to be a complete description of all of the provisions of the Amended Stock Plan and is qualified in its entirety by the Amended Stock Plan. A copy of the Amended Stock Plan has been filed with the SEC with this Proxy Statement and will be sent to stockholders free of charge upon written request to Cisco Systems, Inc., Attention: Investor Relations, 170 West Tasman Drive, San Jose, California 95134.

Purpose of the Amended Stock Plan

The purpose of the Amended Stock Plan is to promote the long-term success of Cisco and the creation of stockholder value by offering employees, consultants and board members an opportunity to share in such long-term success by acquiring a proprietary interest in Cisco. The Amended Stock Plan seeks to achieve this purpose by providing for discretionary long-term incentive awards in the form of stock units, incentive stock options or nonstatutory stock options, stock grants, and stock appreciation rights ("SARs").

Share Reserve

The shares issuable under the Amended Stock Plan are authorized but unissued shares of Cisco common stock. The aggregate number of shares reserved for awards under the Amended Stock Plan must not exceed 870,550,000 shares, subject to adjustment in the event of a capitalization event as described below in "Capitalization Adjustments."

If awards issued under the Amended Stock Plan are forfeited or terminated for any reason before being exercised or settled, then the shares underlying such awards, plus the number of additional shares, if any, that counted against shares available for issuance under the Amended Stock Plan at the time of grant as a result of the application of the fungible share ratio described above, will become available again for issuance under the Amended Stock Plan. SARs will be counted in full against the number of shares available for issuance under the Amended Stock Plan regardless of the number of shares issued upon settlement of the SARs. In the event that withholding tax liabilities arising from an award other than a stock option or SAR are satisfied by the withholding of shares by Cisco, then the shares so withheld, plus the number of additional shares, if any, that counted against the shares available for issuance under the Amended Stock Plan in respect thereof at the time of grant, will again be available for issuance under the Amended Stock Plan. Shares withheld by Cisco to satisfy any tax withholding obligation with respect to a stock option or SAR will not be added to the shares available for issuance under the Amended Stock Plan. Further, shares that are exchanged by a participant or withheld by Cisco as full or partial payment in connection with the exercise or settlement of a stock option or SAR will not be available for subsequent awards under the Amended Stock Plan and shares repurchased on the open market with the proceeds of an option exercise will not be made available again for issuance under the Amended Stock Plan.

The following table provides certain information regarding the share reserve of the Amended Stock Plan:

Shares originally authorized under the 2005 Stock Incentive Plan on November 15, 2005.	350 million
Additional shares authorized under the amendment and extension of the 2005 Stock Incentive Plan in 2007	209 million
Additional shares authorized under the amendment of the 2005 Stock Incentive Plan in 2013	135 million
Additional shares authorized under the amendment of the 2005 Stock Incentive Plan in 2020	95.975 million
Additional shares requested pursuant to this proposal	80.575 million
Shares granted from November 15, 2005 through July 29, 2023 from the 2005 Stock Incentive Plan, less allowable cancellations from the 2005 Stock Incentive Plan and the previous plans	(666 million)
Total shares available for grant under the Amended Stock Plan as of July 29, 2023 (inclusive of the shares requested pursuant to this proposal)	204.550 million

Note: As of July 29, 2023, Cisco had under the Amended Stock Plan no outstanding options, approximately 120 million shares subject to outstanding RSUs and approximately six million shares subject to outstanding PRSUs based on an assumed maximum performance, unless performance is otherwise known.

Plan Limits

No participant in the Amended Stock Plan may be granted awards during any fiscal year in excess of any of the following limits: options covering in excess of 5,000,000 shares; SARs covering in excess of 5,000,000 shares; or stock grants or stock units in the aggregate covering in excess of 5,000,000 shares. The maximum value of stock awards granted during a single fiscal year under the Amended Stock Plan, taken together with any cash fees paid during such fiscal year for services on the Board of Directors, will not exceed $800,000 in total value for any non-employee director, calculating the value of any such awards based on the grant date fair value of such awards under applicable financial accounting standards. Such limit includes the value of any stock awards that are received in lieu of payment of all or a portion of the non-employee director's regular annual retainer, additional retainer paid in connection with service on any committee of the Board of Directors, or other cash fees. For the avoidance of doubt, neither awards granted or compensation paid to a non-employee director for services rendered as an employee or consultant of Cisco nor any amounts paid to a non-employee director as a reimbursement of an expense will count against the foregoing limitation.

Administration

Under the terms of the Amended Stock Plan, the Board of Directors or a committee appointed by the Board of Directors has the authority to administer the Amended Stock Plan (the "Plan Administrator"). The Compensation Committee has been designated as the Plan Administrator. The Board of Directors may, however, at any time terminate the functions of the Compensation Committee and reassume all powers and authority previously delegated to the Compensation Committee.

Subject to the terms of the Amended Stock Plan, the Plan Administrator, among other things, determines the recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of such stock awards. Notwithstanding the foregoing, only the full Board of Directors may grant and administer awards under the Amended Stock Plan to non-employee directors.

Eligibility and Types of Awards under the Amended Stock Plan

The Amended Stock Plan permits the granting of stock units, stock options, stock grants, and SARs by the Plan Administrator as further described below. Employees (including employee directors and executive officers) and consultants of Cisco and its subsidiaries and affiliates and non-employee directors of Cisco are eligible to participate in the Amended Stock Plan. Accordingly, each non-employee member of the Board of Directors and each executive officer has an interest in Proposal No. 2. As of July 29, 2023, approximately 84,900 employees (including executive officers) are eligible to participate in the Amended Stock Plan. All non-employee directors (11 persons) are eligible to participate in the Amended Stock Plan.

■ *Stock Units*

The Plan Administrator may award stock units under the Amended Stock Plan. Participants are not required to pay any consideration to Cisco at the time of grant of a stock unit. The number of shares covered by each stock unit award will be determined by the Plan Administrator.

The Plan Administrator may provide for time-based vesting or vesting upon satisfaction of performance goals, or both, and/or other conditions. Unless a deferral election is made, when the participant satisfies the vesting conditions of the stock unit award, Cisco will pay the participant cash or shares of Cisco common stock or any combination of both to settle the vested stock units. Conversion of the stock units into cash may be based on the average of the fair market value of a share of Cisco common stock over a series of trading days or on other methods. The holders of stock units have no voting rights. Awards may be granted with or without dividend equivalents, which, prior to distribution, are subject to the same terms and conditions (including, without limitation, any forfeiture conditions) as the stock units to which they relate. Any dividend equivalents awarded with respect to stock units will be settled only if, when and to the extent such stock units vest and are settled. Dividend equivalents payable with respect to stock units that do not vest will be forfeited. Currently, dividend equivalents are only credited on vested deferred stock units.

- *Stock Options*

The Plan Administrator may grant nonstatutory stock options or incentive stock options under the Amended Stock Plan. However, the Plan Administrator does not have the authority to grant stock options that automatically provide for the grant of new stock options upon their exercise. The number of shares covered by each stock option granted to a participant will be determined by the Plan Administrator.

The Plan Administrator may provide for time-based vesting or vesting upon satisfaction of performance goals, or both, and/or other conditions. The stock option exercise price is established by the Plan Administrator and must be at least 100% of the per share fair market value (110% for incentive stock option grants to 10% stockholders) of Cisco common stock on the date of grant. Repricing of stock options is prohibited unless stockholder approval is obtained. The maximum term for stock options may not exceed ten years from the date of grant, but the Plan Administrator may provide for earlier expiration. Since fiscal 2009, the Plan Administrator has determined that stock options granted will expire seven years after the date of grant. Unless otherwise provided by the Plan Administrator, unvested stock options will expire upon termination of the participant's service with Cisco and vested stock options will expire three months following a termination for any reason other than death, disability, or cause; eighteen months following a termination for death or disability; and immediately following a termination for cause. Stock options may not be granted with rights to dividends or dividend equivalents.

Under the Amended Stock Plan, the stock option exercise price must be paid at the time the shares are purchased. Consistent with applicable laws, regulations and rules, payment of the exercise price of a stock option may be made in cash, (including by check, wire transfer or similar means), by cashless exercise, by surrendering or attesting to previously acquired shares of Cisco common stock, or by any other legal consideration.

- *Stock Grants*

The Plan Administrator may award stock grants under the Amended Stock Plan. Except for non-employee directors, stock grants are not typically awarded to employees. At the time of the stock grant, participants may be required to pay cash or other legal consideration approved by the Plan Administrator, but the Amended Stock Plan does not establish a minimum purchase price for shares awarded as stock grants. Stock grants are comprised of shares of Cisco common stock. The number of shares associated with each stock grant will be determined by the Plan Administrator.

The Plan Administrator may provide for time-based vesting or vesting upon satisfaction of performance goals, or both, and/or other conditions. When the stock grant award conditions are satisfied, then the participant is vested in the shares and has complete ownership of the shares. The holder of a stock grant awarded under the Amended Stock Plan will have the same voting, dividend and other rights as Cisco's other stockholders, except that in the case of any unvested shares, the holder will not be entitled to any dividends and other distributions paid or distributed by Cisco on the equivalent number of vested shares. Notwithstanding the foregoing, at the Plan Administrator's discretion, the holder of unvested shares may be credited with such dividends and other distributions, provided that such dividends and other distributions will be distributed to the holder only if, when and to the extent such shares vest. The value of dividends and other distributions payable or distributable with respect to any shares that do not vest shall be forfeited.

- *Stock Appreciation Rights*

The Plan Administrator may grant SARs under the Amended Stock Plan. However, the Plan Administrator does not have the authority to grant SARs that automatically provide for the grant of new SARs upon their exercise. The number of shares covered by each SAR will be determined by the Plan Administrator.

The Plan Administrator may provide for time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. The SAR exercise price is established by the Plan Administrator and must be at least 100% of the per share fair market value of Cisco common stock on the date of grant. Repricing of SARs is prohibited unless stockholder approval is obtained. SARs may not be granted with rights to dividends or dividend equivalents.

The maximum term for SARs may not exceed ten years from the date of grant, but the Plan Administrator may provide for earlier expiration. Unless otherwise provided by the Plan Administrator, unvested SARs expire upon termination of the participant's service with Cisco and vested SARs expire three months following a termination for any reason other than death, disability, or cause; eighteen months following a termination for death or disability;

and immediately following a termination for cause. Upon exercise of a SAR, the participant receives payment from Cisco in an amount determined by multiplying (a) the difference between (i) the fair market value of a share on the date of exercise and (ii) the exercise price times (b) the number of shares with respect to which the SAR is exercised. SARs may be paid in cash, shares of Cisco common stock or any combination of both, as determined by the Plan Administrator.

Performance Conditions

Awards under the Amended Stock Plan may be made subject to performance conditions as well as time-vesting conditions. Such performance conditions may be based on an objective formula or standard, which include one or more of the following factors, whether or not calculated in accordance with GAAP, and any objectively verifiable adjustment(s) thereto permitted and pre-established by the Plan Administrator: (i) operating income, operating cash flow and operating expense; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales; (vii) revenue; (viii) profits before interest and taxes; (ix) expenses; (x) cost of goods sold; (xi) profit/loss or profit margin; (xii) working capital; (xiii) return on capital, equity or assets; (xiv) earnings per share; (xv) economic value added; (xvi) stock price; (xvii) price/earnings ratio; (xviii) debt or debt-to-equity; (xix) accounts receivable; (xx) write-offs; (xxi) cash; (xxii) assets; (xxiii) liquidity; (xxiv) operations; (xxv) intellectual property (e.g., patents); (xxvi) product development; (xxvii) regulatory activity; (xxviii) manufacturing, production or inventory; (xxix) mergers and acquisitions or divestitures; (xxx) financings; (xxxi) customer satisfaction; (xxxii) total stockholder return; and/or (xxxiii) any other performance factor selected by the Plan Administrator, each with respect to Cisco and/or one or more of its affiliates or operating units.

Capitalization Events

In the event of a subdivision of the outstanding shares of Cisco common stock, a declaration of a dividend payable in shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of shares, a combination or consolidation of the outstanding shares (by reclassification or otherwise) into a lesser number of shares, a recapitalization, a spin-off or a similar occurrence, the Plan Administrator will make appropriate adjustments to the number of shares and kind of shares or securities issuable under the Amended Stock Plan (on both an aggregate and per-participant basis) and under each outstanding award, to the award limits as described above in "Plan Limits", and to the exercise price of outstanding options and SARs.

Corporate Transactions

In the event that Cisco is acquired by merger or asset sale or consolidated into another entity, outstanding awards will be subject to the applicable agreement of merger, sale of assets or reorganization. Such agreement may provide, without limitation, for the assumption or substitution of outstanding options, SARs, or stock units by the surviving corporation or its parent, for the assumption of outstanding stock grants by the surviving corporation or its parent, for the replacement of outstanding options, SARs, and stock units with a cash incentive program of the surviving corporation which preserves the spread existing on the unvested portions of such outstanding awards at the time of the transaction and provides for subsequent payout in accordance with the same vesting provisions applicable to those awards, for accelerated vesting of outstanding awards, or for the cancellation of outstanding options, SARs, and stock units, with or without consideration, in all cases without the consent of the participant.

Vesting Acceleration

Unless otherwise provided in the applicable award agreement, outstanding stock options, SARs, and stock units will vest and, if applicable, become immediately exercisable in full in the event that Cisco is acquired by merger or asset sale or consolidated into another entity, unless such awards are assumed, substituted or replaced by the acquiring entity (or in the case of outstanding stock grants, the related stock grant agreements are assumed). The Plan Administrator may also provide, at the time of grant of such awards or any time thereafter, that such awards will vest in full and, if applicable, become immediately exercisable in the event that Cisco is acquired by merger or asset sale, or consolidated into another entity, or in the event there is a hostile takeover of Cisco, whether through a tender or exchange offer for more than 35% of Cisco's outstanding voting securities which the Board of Directors does not recommend the stockholders accept, or a change in the majority of the members of the Board of Directors as a result of one or more contested elections for board membership. In addition, Cisco currently has a vesting acceleration policy for outstanding and unvested equity awards up to a specified limit upon the death or terminal illness of an employee.

Dissolution

To the extent not previously exercised or settled, stock units, options, and SARs will terminate immediately prior to the dissolution or liquidation of Cisco.

Amendment and Termination

The Board of Directors may amend the Amended Stock Plan at any time and for any reason, provided that any such amendment will be subject to stockholder approval to the extent stockholder approval is required by applicable laws, regulations, or rules. The Board of Directors may terminate the Amended Stock Plan at any time and for any reason, and the Amended Stock Plan will terminate at the 2030 Annual Meeting unless re-adopted or extended by the stockholders prior to or on such date. The termination or amendment of the Amended Stock Plan will not impair the rights or obligations of any participant under any award previously made under the Amended Stock Plan without the participant's consent, unless such modification is necessary or desirable to comply with any applicable law, regulation or rule.

New Plan Benefits

The Amended Stock Plan does not provide for set benefits or amounts of awards and we have not approved any awards that are conditioned on stockholder approval of the Amended Stock Plan. However, as discussed in further detail in the "Director Compensation" section, each of our current non-employee directors who is a director nominee is entitled to receive a grant of fully vested shares every year on the date of our annual meeting with a grant date fair value of $245,000. As of the date of the 2023 Annual Meeting, such awards will be granted under the Amended Stock Plan if the Amended Stock Plan is approved.

The following table summarizes the aggregate value of the shares that our current non-employee directors as a group, who are director nominees at the 2023 Annual Meeting, will receive if they are elected at the 2023 Annual Meeting. It also highlights the fact that none of our executive officers (including our named executive officers) or employees will receive any set benefits or awards that are conditioned upon stockholder approval of the Amended Stock Plan. All other future awards to directors, executive officers, employees and consultants of Cisco under the Amended Stock Plan are discretionary and cannot be determined at this time.

Name and Principal Position	Dollar Value	Number of Shares
Charles H. Robbins Chair and Chief Executive Officer	–	–
R. Scott Herren Executive Vice President and Chief Financial Officer	–	–
Maria Martinez Executive Vice President and Chief Operating Officer	–	–
Jeff Sharritts Executive Vice President and Chief Customer and Partner Officer	–	–
Dev Stahlkopf Executive Vice President, Chief Legal Officer and Chief Compliance Officer	–	–
All current executive officers as a group (5 persons)	–	–
All current non-employee directors as a group (8 persons)	$1,960,000[1]	–[2]
Non-executive officer employee group	–	–

[1] The amount reflects the standard equity award of $245,000 that is expected to be granted to each non-employee director, who is a director nominee at the 2023 Annual Meeting, under the Amended Stock Plan. See the "Director Compensation" section for more information.

[2] Number of shares will not be determinable until the grant date.

Historical Plan Benefits

The following table sets forth, for each of the individuals and groups indicated, the number of shares subject to stock options granted under the 2005 Stock Incentive Plan since the 2005 Stock Incentive Plan became effective through July 29, 2023. No stock options have been granted under the 2005 Stock Incentive Plan to any associate of any of our directors (including nominees) or executive officers. No person received 5% or more of the total stock options granted under the 2005 Stock Incentive Plan since its inception.

Name and Principal Position	Number of Shares Underlying Stock Options Granted
Charles H. Robbins[1] Chair and Chief Executive Officer	212,000
R. Scott Herren Executive Vice President and Chief Financial Officer	–
Maria Martinez Executive Vice President and Chief Operating Officer	–
Jeff Sharritts Executive Vice President and Chief Customer and Partner Officer	16,500
Dev Stahlkopf Executive Vice President, Chief Legal Officer and Chief Compliance Officer	–
All current executive officers as a group (5 persons)	228,500
Michael D. Capellas Director Nominee	15,000
All current non-employee directors as a group (11 persons)	45,000[2]
Non-executive officer employee group	231,239,674

[1] Mr. Robbins is also a nominee for election as a director.

[2] Includes historical stock options granted to two current non-employee directors who are not director nominees at the 2023 Annual Meeting. There were no historical stock options granted to any other non-employee director nominee.

U.S. Federal Income Tax Consequences

The following is a brief summary of the federal income tax consequences applicable to awards granted under the Amended Stock Plan based on federal income tax laws in effect on the date of this Proxy Statement.

This summary is not intended to be exhaustive and does not address all matters that may be relevant to a particular participant based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Code Section 409A), or other tax laws other than federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, Cisco advises all participants to consult their own tax advisors concerning the tax implications of awards granted under the Amended Stock Plan.

A recipient of a stock option or SAR will not have taxable income upon the grant of the stock option or SAR. For nonstatutory stock options and SARs, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized upon any later disposition of the shares generally will be a capital gain or loss.

The acquisition of shares upon exercise of an incentive stock option will not result in any taxable income to the participant, except, possibly, for purposes of the alternative minimum tax. The gain or loss recognized by the participant on a later sale or other disposition of such shares will either be long-term capital gain or loss or ordinary income, depending upon whether the participant holds the shares for the legally-required period (currently more than two years from the date of grant and more one year from the date of exercise). If the shares are not held for the legally-required period, the participant will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (ii) the difference between the sales price and the exercise price. Any additional gain recognized on the sale generally will be a capital gain.

For stock grant awards, unless vested or the participant elects under Code Section 83(b) to be taxed at the time of grant, the participant will not have taxable income upon the grant, but upon vesting will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any). Any gain or loss recognized upon any later disposition of the shares generally will be a capital gain or loss.

A participant is not deemed to receive any taxable income at the time an award of stock units is granted. When vested stock units (and dividend equivalents, if any) are settled and distributed, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of shares received less the amount paid for such stock units (if any).

At the discretion of the Plan Administrator, the Amended Stock Plan allows a participant to satisfy his or her tax withholding requirements under federal and state tax laws in connection with the exercise or receipt of an award by electing to have shares withheld, and/or by delivering or attesting to Cisco already-owned shares of Cisco common stock.

If the participant is an employee or former employee, the amount the participant recognizes as ordinary income in connection with an award is subject to withholding taxes (generally not applicable to incentive stock options) and Cisco is generally allowed a tax deduction equal to the amount of ordinary income recognized by the participant.

Equity Compensation Plan Information

The following table provides information as of July 29, 2023 with respect to the shares of Cisco common stock that may be issued under existing equity compensation plans. The category "Equity compensation plans approved by security holders" in the table below consists of the 2005 Stock Incentive Plan and the Cisco Systems, Inc. Employee Stock Purchase Plan (the "Purchase Plan").

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	125,101,238[2]	–	211,463,360[3]
Equity compensation plans not approved by security holders	–[4]	–	–
Total	125,101,238	–	211,463,360[5]

[1] Excludes purchase rights accruing as of July 29, 2023 under the Purchase Plan.

[2] Includes 120,303,275 shares subject to outstanding RSUs and 4,797,963 shares issuable under outstanding PRSUs based on an assumed target performance, unless performance is otherwise known.

[3] Includes shares available for future issuance under the Purchase Plan. As of July 29, 2023, as reported in Cisco's 2023 Annual Report on Form 10-K, an aggregate of 87,713,932 shares of common stock were available for future issuance under the Purchase Plan, including shares subject to purchase during the current purchase period. Under the 2005 Stock Incentive Plan, each share issued as a stock grant (or pursuant to the vesting of a stock unit) will reduce the share reserve by 1.5 shares. Further, each share issued upon the settlement of a dividend equivalent will reduce the shares reserved by 1.5 shares. Under the 2005 Stock Incentive Plan, non-employee directors may also elect to receive fully vested shares of common stock (or RSUs that would be settled in shares after the non-employee director left the Board) in lieu of all or a specified portion of their regular cash retainer, additional retainer paid in connection with service on any committee, or other cash fees based on the fair market value of the shares on the date any cash retainer or fee would otherwise be paid.

[4] Excludes options, warrants and other equity rights assumed by Cisco in connection with mergers and acquisitions. As of July 29, 2023, a total of 356,464 shares of common stock were issuable upon exercise of outstanding options and 1,155 shares were issuable upon the vesting of RSUs under those other assumed arrangements. The weighted average exercise price of those outstanding options is $6.48 per share. No additional awards may be granted under those assumed arrangements.

[5] As of July 29, 2023, 123,749,428 shares and 87,713,932 shares were available for future issuance under the 2005 Stock Incentive Plan and the Purchase Plan, respectively, as reported in Cisco's 2023 Annual Report on Form 10-K.

Vote Required

The affirmative vote of the holders of a majority of the votes properly cast (for the avoidance of doubt, abstentions and broker non-votes are not counted as votes cast for or against such matter) is required for approval of this proposal.

Recommendation of the Board of Directors

The Board of Directors recommends that the stockholders vote **FOR** the approval of the amendment and restatement of the 2005 Stock Incentive Plan.

Proposal No. 3 – Advisory Vote to Approve Executive Compensation

Under Section 14A of the Exchange Act, Cisco stockholders are entitled to cast an advisory vote to approve the compensation of Cisco's named executive officers, known as a "Say on Pay" vote. The stockholder vote is an advisory vote only and is not binding on Cisco or its Board of Directors. Although the vote is non-binding, the Board and the Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

The core of Cisco's executive compensation philosophy and practice continues to align real pay delivery with performance. Cisco's executive officers are compensated in a manner consistent with Cisco's business strategy, competitive practice, sound corporate governance principles, and stockholder interests and concerns. We believe our compensation program is strongly aligned with the long-term interests of our stockholders. We urge you to read the CD&A, the compensation tables, and the narrative discussion set forth on pages 40 to 79 for additional details on Cisco's executive compensation program. Below are a few highlights of our pay-for-performance philosophy.

Fiscal 2023 Pay and Performance

Fiscal 2023 was a milestone year for Cisco with record performance, solid customer demand, increased market share, and innovation in key areas like AI, security, and cloud. In fiscal 2023, we delivered double-digit growth in total revenue and strong profitability in a challenging environment. We set several new records for the company including total revenue, net income, earnings per share ("EPS"), operating cash flow, annualized recurring revenue ("ARR"), and remaining performance obligations ("RPO"). We also continued to make progress in the transformation of our business model, delivering increased software and subscriptions.

Our fiscal 2023 incentive plan financial results were as follows:

- Revenue[1] 11% above fiscal 2022
- Operating Income[1] 11% above fiscal 2022
- Operating Cash Flow 50% above fiscal 2022
- EPS[1] 14% above fiscal 2022
- Product ARR[1] 10% above fiscal 2022

[1] Revenue and Operating Income as determined pursuant to the EIP, EPS as determined pursuant to the fiscal 2023 PRSUs and pursuant to the Compensation Committee's exercise of negative discretion as described in the CD&A below, and product ARR as determined pursuant to the transformational PRSUs, as set forth in the CD&A below.

Long-term incentives continue to be the largest element of named executive officer compensation, consistent with market practice. For Cisco's CEO, approximately 60% of long-term grant value is comprised of performance shares earned for achievement against rigorous goals for operating cash flow, EPS, and relative total stockholder return ("TSR") performance measured over three years. For Cisco's other named executive officers, approximately 50% of long-term grant value is comprised of performance shares earned for achievement against the same goals of operating cash flow, EPS, and relative TSR performance measured over the same three-year period. Our PRSUs for fiscal 2021 – 2023 were earned at 89.8% of target as operating cash flow and EPS performance were at 108.7% of target over the three-year period, while relative TSR for the three-year period was below the target performance level, reflecting the rigor applied to the Compensation Committee's goal setting.

After evaluating a range of potential long-term incentive designs and in order to incentivize the key drivers of Cisco's business transformation, at the beginning of fiscal 2023, the Compensation Committee granted one-time PRSUs using a three-year performance period, with three annually set goals, and a new performance metric, product ARR, which is designed to drive our future growth and profitability by incentivizing product ARR growth over the performance period. The Compensation Committee determined that product ARR growth correlates with the success of Cisco's business transformation strategy. These one-time PRSUs have three-year cliff vesting (with no vesting upon retirement or other termination except in the event of a named executive officer's death or terminal illness) and were designed to retain our executive talent in a very competitive market to enable them to work to deliver results against the rigorous product ARR performance goals and increase stockholder value through the successful transformation of the business.

We believe our compensation structure and its resulting realizable pay for executive officers demonstrates Cisco's strong commitment to aligning real pay delivery with performance.

At the annual meeting, we are asking stockholders to vote on the following advisory resolution:

RESOLVED, that the stockholders approve the compensation of Cisco's named executive officers as disclosed pursuant to the SEC's compensation disclosure rules, including the CD&A, the compensation tables and narrative discussion.

Vote Required

The affirmative vote of the holders of a majority of the votes properly cast (for the avoidance of doubt, abstentions and broker non-votes are not counted as votes cast for or against such matter) is required for approval, on an advisory basis, of this proposal. Under our policy of providing for an annual advisory vote on executive compensation, we expect that our next advisory vote to approve the compensation of Cisco's named executive officers will be at our 2024 Annual Meeting of Stockholders.

Recommendation of the Board of Directors

The Board of Directors recommends that the stockholders vote **FOR** approval of the non-binding advisory resolution to approve executive compensation.

Proposal No. 4 – Advisory Vote on the Frequency of Holding Future Votes Regarding Executive Compensation

Under Section 14A of the Exchange Act, at least every six years Cisco stockholders are entitled to cast an advisory vote to indicate the frequency with which we should hold future non-binding votes to approve executive compensation, or to abstain from voting. Our stockholders last voted on such a resolution in 2017 with the majority voting for a frequency of every year (1 year).

We are once again requesting your non-binding vote to determine whether the frequency of the vote to approve the compensation of our named executive officers should be every 1 year, 2 years or 3 years. The Board of Directors and the Compensation Committee believe that annual advisory votes will allow the Compensation Committee, management, and our stockholders to continue to engage in a timely, open and meaningful dialogue regarding our executive compensation philosophy, policies and practices.

Vote Required

The advisory vote regarding the frequency of the stockholder vote described in this proposal will be determined by a plurality of the votes cast. The frequency – "1 Year," "2 Years" or "3 Years" – receiving the highest number of affirmative votes will be determined to be the preferred frequency of holding future non-binding votes to approve executive compensation. Abstentions and broker non-votes are not counted and will have no effect on this proposal.

Recommendation of the Board of Directors

The Board of Directors recommends a vote for a frequency of every year **(1 YEAR)** for holding future non-binding votes to approve executive compensation.

Executive Compensation

Compensation Discussion and Analysis

Introduction

The following discussion describes Cisco's compensation program for its named executive officers. Cisco's named executive officers for fiscal 2023 are our CEO, our Chief Financial Officer ("CFO"), and our three most highly compensated executive officers (other than the CEO and CFO) who were serving as executive officers at the end of fiscal 2023.

The named executive officers are:

    

Charles H. Robbins	**R. Scott Herren**	**Maria Martinez**	**Jeff Sharritts**	**Dev Stahlkopf**
Chair and Chief Executive Officer	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Customer and Partner Officer	Executive Vice President, Chief Legal Officer and Chief Compliance Officer

Our fiscal 2023 performance has continued to prove the strength of our people, the scale, resilience, and agility of our business, and continued demand for our technology. Guided by our strategic plan and purpose-led culture, we are focused on meeting the changing needs of our customers by harnessing competitive advantages that are essential to our future growth. We prioritized our strategic growth by helping our customers transform infrastructure, secure the enterprise, power hybrid work, reimagine applications, and drive toward sustainability. The following are performance and compensation highlights for fiscal 2023.

Executive Summary

Company Performance

Fiscal 2023 was a milestone year for Cisco with record performance, solid customer demand, increased market share, and innovation in key areas like AI, security, and cloud. In fiscal 2023, we delivered double-digit growth in total revenue and strong profitability in a challenging environment. We set several new records for the company including total revenue, net income, EPS, operating cash flow, ARR, and RPO. We also continued to make progress in the transformation of our business model delivering increased software and subscriptions.

Our fiscal 2023 incentive plan financial results were as follows:

- Revenue[1] 11% above fiscal 2022
- Operating Income[1] 11% above fiscal 2022
- Operating Cash Flow 50% above fiscal 2022
- EPS[1] 14% above fiscal 2022
- Product ARR[1] 10% above fiscal 2022

[1] Revenue and Operating Income as determined pursuant to the EIP, EPS as determined pursuant to the fiscal 2023 PRSUs and pursuant to the Compensation Committee's exercise of negative discretion as described below, and product ARR as determined pursuant to the transformational PRSUs, in each case as set forth below.

Our strategy to transform our business model continues to resonate with customers as they digitize their organizations. In fiscal 2023, total subscription revenue increased 10%. RPO continued to grow strongly and exceeded $34 billion, reflecting the strength of our portfolio of software and services. We are also focused on the entire customer lifecycle to drive expansion and renewals. We continue to make strategic investments in innovation to capitalize on significant growth opportunities, expanding addressable markets and driving our competitive differentiation while positioning Cisco for long-term growth and stockholder value creation.

Stockholder Returns

We maintained our historical practice of paying cash dividends and making share repurchases. We returned $10.6 billion to stockholders in fiscal 2023 consisting of:

- $4.3 billion in share repurchases
- $6.3 billion in cash dividends

As of the end of fiscal 2023, our 1-year and 3-year TSR[1] increased 19% and 23%, respectively.

[1] TSR represents cumulative stock price change with dividends reinvested. 1-year and 3-year TSR are measured based on the fiscal year periods ending July 29, 2023.

Strong Say-On-Pay Support

Last year's say-on-pay proposal was approved by approximately 89% of stockholder votes. We continued to engage with stockholders to consider enhancements to our compensation program in fiscal 2023. Consistent with feedback we received from stockholders to increase the emphasis on operating goals that drive long-term growth, for fiscal 2023, we changed our long-term incentive program such that the financial performance goal multiplier will have an increased impact on the number of fiscal 2023 PRSUs that are earned and the relative TSR performance goal for the fiscal 2023 PRSUs will have a reduced impact, modifying the financial performance goal multiplier higher or lower by no more than 20% rather than operate as a separate multiplier as was the case for PRSUs granted in fiscal 2021 and 2022. Other than this change, as a result of our say-on-pay vote, the Compensation Committee retained its general approach to executive compensation and continued to apply the same general pay-for-performance principles and philosophy as in prior fiscal years.

Annual Executive Incentive Plan

Our revenue and operating income under the EIP resulted in a company performance factor ("CPF") of 1.80 for fiscal 2023, up from 0.58 in fiscal 2022, reflecting above target achievement of financial performance goals. The Compensation Committee set the fiscal 2023 targets for revenue and operating income 6% and 2% above fiscal 2022 performance, respectively, as measured under the EIP.

	Performance Criteria			Pay for Performance Results
	Fiscal 2023 Goals ($ billions)			Fiscal 2023 Results
	Threshold	Target	Maximum	($ billions)
Revenue	$49.3 (90% of target)	$54.7	$57.5 (105% of target)	$57.0 (104% of target)
Operating Income	$15.0 (85% of target)	$17.7	$19.4 (110% of target)	$19.1 (108% of target)

2021-2023 PRSU Plan

The payout under our three-year PRSU plan for fiscal 2021-2023 was 89.8% of target (versus 44.3% for fiscal 2020-2022), representing achievement of 108.7% of our cash flow and EPS goals and 71% for the goal of TSR relative to the component companies of the S&P 500 Index over the three-year period based on Cisco's TSR at the end of the performance period at the 36th percentile.

Performance Criteria	Pay-for-Performance Results		
	Fiscal 2021 Grant	Cash Flow/EPS[1]	Relative TSR[2]
Earned PRSUs = Target PRSUs x **((50% x Average Financial Goal Multiplier) +** **(50% x Relative TSR Multiplier))**	Fiscal 2023	144%[3]	71%
	Fiscal 2022	54%	
	Fiscal 2021	128%	
	Result	108.7%	71%
	PRSUs Earned	89.8% of Target	

[1] This is the Financial Goal Multiplier. EPS is determined pursuant to the PRSUs as set forth in the CD&A below.

[2] This is the Relative TSR Multiplier.

[3] The Compensation Committee exercised its discretion to reduce the fiscal 2023 portion of the Financial Goal Multiplier from 149% to 144% to reflect the difference between the estimated tax rate for fiscal 2023, which was based in part on the potential legislation change pertaining to the research capitalization requirement enacted in the Tax Cuts and Jobs Act and used to establish the EPS goals for fiscal 2023, and the lower actual tax rate for fiscal 2023 as the legislation did not pass.

Transformational PRSU Plan

We are transforming our business to meet the evolving needs of our customers and increasing the amount of subscription offerings that we provide. During fiscal 2022, total subscription revenue, including services sold as subscriptions, was $22.4 billion. Our subscription revenue drives ARR, which we believe is one of the best indicators of our progress in our business transformation. During fiscal 2023, total subscription revenue, including services sold as subscriptions, increased by 10% to $24.6 billion.

To further incentivize the key drivers of this business transformation, at the beginning of fiscal 2023, the Compensation Committee granted one-time transformational PRSUs using a three-year performance period, with three annually set goals, and a new performance metric, product ARR, which is designed to drive our future growth and profitability by incentivizing product ARR growth over the performance period. The fiscal 2023 product ARR performance target required a 12% increase from the fiscal 2022 product ARR result. Below are the fiscal 2023 product ARR performance goals and results.

	Performance Criteria			Pay for Performance Results
	Fiscal 2023 Goal ($ billions)			Fiscal 2023 Results ($ billions)
	Threshold	**Target**	**Maximum**	
Product ARR	$10.2 (90% of target)	$11.3	$13.0 (115% of target)	$11.1 (98% of target)

These one-time PRSUs have three-year cliff vesting (with no vesting upon retirement or other termination except in the event of a named executive officer's death or terminal illness) and are designed to retain our executive talent in a very competitive market to enable them to work to deliver results against the rigorous product ARR performance goals and increase long-term stockholder value through the successful transformation of the business.

Fiscal 2023 CEO Pay

For fiscal 2023, our CEO's target TDC, when adjusted to include $5 million to reflect the annualized target value of his one-time transformational PRSU award, was $36 million. Because the transformational PRSU award was intended to address the extraordinary demands related to a unique organizational transformation and is not intended to be repeated in future years, we do not view the award as offering recurring annual pay for purposes of aligning our executives' annual target TDC with our Peer Group. However, to ensure that total realizable pay remained within a reasonable range of peer practices, at the time of grant we did reference the comparative target TDC levels when including the annualized value of the award. When comparing our CEO's target TDC to the CEOs in our Peer Group without including the $5 million annualized value of the transformational PRSU award, his target TDC aligned within a competitive range around the median of the CEOs in our Peer Group. When including the $5 million annualized value, our CEO's target TDC is below the 65th percentile of the CEOs in our Peer Group.

Environmental and Social Goals

For decades, we have been evolving and expanding the way we positively impact our people and the planet. At the core of all our efforts is our Purpose to Power an Inclusive Future for All. For fiscal 2023, the Compensation Committee evaluated the collective performance by our executive leadership team on the execution with respect to certain environmental and social goals. This performance evaluation was included as part of our annual cash incentive program as a shared rating for all named executive officers based solely on their collective performance, as further described below.

Compensation Program Structure

Attract and Retain	Motivate Performance
Attract and retain key executives with the proper background and experience required to drive our future growth and profitability by offering a total compensation program that flexibly adapts to changing economic, regulatory and social conditions, and takes into consideration the compensation practices of peer companies based on an objective set of criteria.	Provide a significant portion of compensation through variable, performance-based components that are at-risk and based on Cisco's achievement of designated financial and non-financial objectives.

Reward Actual Achievement	Align Interests
Compensate for achievement of short-term and long-term company financial and operating goals, and refrain from providing special benefits, "golden parachute" excise tax gross-ups, or accelerated equity vesting except in limited circumstances.	Align the interests of our executives with our stockholders by tying a significant portion of total compensation to our overall financial and operating performance and the creation of long-term stockholder value.

Listening to Our Stockholders

Our Compensation Committee relies on our regular stockholder outreach and engagement activities, as well as more formal channels to communicate with stockholders, including the opportunity for our stockholders to cast a non-binding advisory vote regarding executive compensation at Cisco's annual meeting of stockholders. See the "Governance and Board Matters – Corporate Governance – Stockholder Engagement" section for a discussion of our fiscal 2023 stockholder outreach and engagement. See also the "Governance and Board Matters – Corporate Governance – Board of Directors – Stockholder Communications with the Board" section.

The Compensation Committee is interested in the ideas and feedback of our stockholders regarding executive compensation. In fiscal 2023, we engaged with stockholders representing approximately 40% of our outstanding shares, including 79% of our 30 largest stockholders, on a variety of topics, including our executive compensation program. Consistent with feedback we received from stockholders to increase the emphasis on operating goals that drive long-term growth, for fiscal 2023, we changed our long-term incentive program such that the financial performance goal multiplier will have an increased impact on the number of fiscal 2023 PRSUs that are earned and the relative TSR performance goal for the fiscal 2023 PRSUs will have a reduced impact, modifying the financial performance goal multiplier higher or lower by no more than 20%.

In evaluating our compensation practices in fiscal 2023, the Compensation Committee was mindful of the support our stockholders expressed for Cisco's philosophy and practice of linking compensation to operational objectives and stockholder value creation. In fiscal 2023, the Compensation Committee continued to monitor our executive compensation programs to ensure compensation is aligned with company performance.

As in prior years, we continue to set rigorous incentive compensation goals and align pay delivery with performance and achievement of our strategic objectives. We also continue to put executive compensation to an annual advisory stockholder vote and consider the views of our stockholders. The Compensation Committee will continue to seek out and consider stockholder feedback in the future.

Our Compensation Practices Benefit our Stockholders

Our executive compensation programs have strong governance components that further strengthen our pay-for-performance compensation philosophy, including the following:

Compensation Practices	
Independent Compensation Committee	Our Compensation Committee consists entirely of independent directors.
Independent Compensation Consultant	Our Compensation Committee utilizes an independent compensation consultant, which is retained directly by the Compensation Committee and provides no other services to Cisco's management.
Risk Assessment	Our Compensation Committee performs an annual review of the risks related to our compensation programs.
Pay for Performance	75% of target annual TDC for the CEO was performance-based and approximately 64% of target annual TDC for the other named executive officers was performance-based. See the "Compensation Components" section for a discussion of our named executive officers' TDC.
Annual Cash Incentive	Payment is primarily based on Cisco's achievement of rigorous pre-established revenue and operating income goals (weighted 80%) and secondarily based on a team performance factor scored based on the executive leadership team's joint execution with respect to certain environmental and social goals (weighted 20%).
Annual Long-Term Equity Incentive	Approximately 60% of our CEO's target annual equity award value is in PRSUs and 50% of our other named executive officers' target annual equity award value is in PRSUs. For annual PRSUs granted prior to the fiscal 2023 PRSUs, 50% of the PRSUs may be earned based on relative TSR performance measured over a three-year period. 50% of the PRSUs may be earned based on pre-established annual performance goals, namely operating cash flow and EPS, with earned values paid at the end of the full three-year performance period. For fiscal 2023 PRSUs, the PRSUs may be earned based on pre-established annual performance goals, namely operating cash flow and EPS, modified higher or lower by no more than 20% based on relative TSR performance measured over a three-year period, with earned values paid at the end of the full three-year performance period.
Caps on Incentive Compensation	There is a limit on the maximum amount of annual cash incentives and PRSUs that may be paid.
No SERP or Pension Plan	We do not sponsor a supplemental executive retirement plan or a defined benefit pension plan for our executive officers.
No Employment Agreements	None of our executive officers have employment, severance or change in control agreements.
Stock Ownership Guidelines	We have meaningful stock ownership guidelines for our executive officers and non-employee directors.
Recoupment/Clawback Policy	We have a long-standing recoupment policy that is triggered in the event of certain financial restatements. This policy was recently updated to comply with new SEC rules, expanding its application from qualifying cash awards and PRSUs received prior to October 2, 2023 to include all qualifying cash and equity incentive awards received on or after October 2, 2023. Additionally, our equity plans provide for the forfeiture of awards if an executive officer participates in activities detrimental to Cisco or is terminated for misconduct.
Limited Perquisites	We only provide limited perquisites as approved by the Compensation Committee.
No Single-Trigger Change-in-Control Vesting Acceleration Provisions	No equity awards are subject to single-trigger change in control vesting.
No Repricing	Our 2005 Stock Incentive Plan expressly prohibits repricing or repurchasing equity awards that are underwater without stockholder approval.
No Parachute Excise Tax Gross-Ups	We do not provide tax gross-ups in connection with any "golden parachute" excise taxes.
No Hedging	Under our insider trading policy, all employees (including officers) and members of the Board are prohibited from engaging in any speculative transactions in Cisco securities, including engaging in short sales, transactions involving put options, call options or other derivative securities, or any other forms of hedging transactions, such as collars or forward sale contracts.
No Pledging	Executive officers and members of the Board are prohibited from pledging Cisco securities in margin accounts or as collateral for loans.
No Dividends or Dividend Equivalents Paid or Settled on Unvested Equity Awards	We do not provide for payment of dividends or settlement of dividend equivalents on unvested awards.

Compensation decisions and other details are discussed in the remainder of this CD&A.

Compensation Components

The three major elements of our executive officers' regular TDC are: (i) base salary, (ii) variable cash incentive awards, and (iii) long-term, equity-based incentive awards. For fiscal 2023, 75% of target annual TDC for the CEO was performance-based and approximately 64% of the target annual TDC for the other named executive officers was performance-based, reflecting Cisco's pay-for-performance philosophy.



CEO

67% Performance-based equity incentive awards

23% Time-based equity incentive awards

3% Base Salary

8% Variable cash incentive awards

NEOs other than CEO

57% Performance-based equity incentive awards

32% Time-based equity incentive awards

5% Base Salary

7% Variable cash incentive awards

Amounts may not sum due to rounding

Fiscal 2023 Compensation

Annual Base Salary

We provide base salaries to our executive officers to compensate them for their services rendered during the year and to provide them with a stable level of fixed compensation. Consistent with our philosophy of linking pay to performance, our executives receive a small percentage of their overall compensation in the form of base salary.

The Compensation Committee, when establishing base salaries, considers each executive officer's individual performance, the breadth, scope, and complexity of his or her role, and internal equity, as well as whether his or her base salary is appropriately positioned relative to similarly situated executives in our Peer Group. Based on the above considerations, the fiscal 2023 base salaries for Mr. Herren and Ms. Martinez increased by 3% and the fiscal 2023 base salary for Ms. Stahlkopf increased by 6%. The fiscal 2023 base salary of Mr. Robbins was not increased and has not increased since the beginning of fiscal 2020.

Named Executive Officer	Fiscal 2023 Base Salary	Fiscal 2022 Base Salary
Charles H. Robbins	$1,390,000	$1,390,000
R. Scott Herren[1]	$ 875,000	$ 850,000
Maria Martinez[1]	$ 875,000	$ 850,000
Jeff Sharritts	$ 800,000	$ 800,000
Dev Stahlkopf[1]	$ 715,000	$ 675,000

[1] The fiscal 2023 base salary increases for Mr. Herren, Ms. Martinez, and Ms. Stahlkopf as approved by the Compensation Committee were effective in October 2022.

Variable Cash Incentive Awards

The primary objectives of Cisco's annual cash incentive program are to reward achievement of our annual financial performance (80% weighting) and our executive leadership team's performance with respect to certain environmental and social goals (20% weighting), and to establish appropriate company performance expectations to ensure that our executives are accountable for our continued growth and profitability while striving to conduct our business in a sustainable manner. Performance measures and goals for determining our named executive officers' fiscal 2023 annual incentive awards were pre-established under Cisco's EIP. The pre-established performance goals were based on Cisco's achievement of financial performance goals, expressed as the CPF, and an ESG factor that is determined based on the executive leadership team's joint execution with respect to certain environmental and social goals. The Compensation Committee established such performance measures and goals based on feedback from stockholders, an informed review of Cisco's targeted financial performance for fiscal 2023, and the pay practices of the companies in our Peer Group.

How Variable Cash Incentive Awards Work

The financial performance metrics for awards under the EIP for fiscal 2023 continued to be based on the same financial performance metrics as were used in fiscal 2022, and the specific financial targets are the same as those used under the company-wide bonus plan. For fiscal 2023, the target bonus was based on a CPF of 1.0. Cisco's financial performance must have exceeded its fiscal 2023 financial plan established by the Board for the CPF to exceed 1.0. For fiscal 2023, the ESG factor was scored based on the executive leadership team's joint execution with respect to certain environmental and social goals.

For each named executive officer, the fiscal 2023 EIP awards were calculated by multiplying an individual's annual base salary for fiscal 2023 by the individual's target award percentage, and multiplying the result by the sum of 80% of the CPF and 20% of the ESG factor, as follows:

$$\text{BONUS} = \text{BASE} \times \text{TARGET} \times ((\text{CPF} \times 0.80) + (\text{ESG Factor} \times 0.20))$$

The Compensation Committee does not have the discretion to award bonuses under the EIP if the applicable performance criteria have not been met.

The fiscal 2023 cash incentive awards for each named executive officer participant were as follows:

Named Executive Officer	Base Salary[1]	Target Award Percentage	Company Performance Factor (80%)	ESG Factor (20%)	EIP Payment
Charles H. Robbins	$1,390,000	260%	1.80	1.47	$6,266,676
R. Scott Herren	$ 869,199	160%	1.80	1.47	$2,411,505
Maria Martinez	$ 869,199	160%	1.80	1.47	$2,411,505
Jeff Sharritts	$ 800,000	160%	1.80	1.47	$2,219,520
Dev Stahlkopf	$ 705,718	160%	1.80	1.47	$1,957,945

[1] The base salary amounts for Mr. Herren, Ms. Martinez, and Ms. Stahlkopf reflect the fiscal 2023 base salary increases in October 2022.

How Fiscal 2023 EIP Targets were Established and Actual Results

At the beginning of fiscal 2023, the Compensation Committee established a target EIP award for each of the named executive officer participants, based on a percentage of their base salaries. The target awards were determined by the Compensation Committee after considering a number of factors, including the executive's role and responsibility, whether the target annual incentive is competitive with similarly situated executives in the Peer Group, internal parity, and our recent and projected financial performance.

Company Performance Factor (CPF)

The CPF for fiscal 2023 could range from 0.0 to 2.0 with the target at 1.0. The formula for fiscal 2023 was constructed with upside potential so that if we exceeded our revenue and operating income targets, the CPF could be greater than 1.0.

The Compensation Committee selected revenue and operating income as the financial performance measures because these measures most directly align with Cisco's growth strategy and generally have the best correlation with stockholder value creation. Operating income is weighted on a 4-to-1 basis compared to revenue in calculating the outcome under the CPF. Revenue and operating income below the threshold levels set forth below results in a CPF of 0.0. Revenue and operating income at or above the maximum levels set forth below results in a CPF of 2.0.

The Compensation Committee established the annual financial performance goals based on Cisco's fiscal 2023 financial plan approved by the Board. In approving the financial plan, the Board considered the continued supply chain uncertainty. The fiscal 2023 financial plan and the corresponding goals set by the Compensation Committee under the EIP were designed to be challenging to achieve given the above-mentioned factors. Compared to fiscal 2022, the revenue and operating income targets for fiscal 2023 exceeded actual fiscal 2022 performance by 6% and 2%, respectively, as measured under the EIP.

The revenue and operating income goals and results for fiscal 2023 are set forth below:

	Fiscal 2023 Goals ($ billions)			Fiscal 2023 Results ($ billions)
	Threshold	Target	Maximum	
Revenue	$49.3 (90% of target)	$54.7	$57.5 (105% of target)	$57.0 (104% of target)
Operating Income	$15.0 (85% of target)	$17.7	$19.4 (110% of target)	$19.1 (108% of target)

The above resulted in fiscal 2023 CPF of 1.80, as further illustrated in the table below, reflecting above target achievement of the financial performance goals under the EIP.

	Fiscal 2023 Financial Performance Calculations		
	Funding (% of Target)	Weighting	Contribution
Revenue	182%	20%	0.36
Operating Income	179%	80%	1.44
Total			1.80

For fiscal 2023, the funding percentage for the revenue financial performance goal was: 0% for performance below threshold (90% of target); 25% for performance at threshold (90% of target); increased by 7.5% for each percentage increase in performance between threshold and target (between 90% and 100% of target); 100% for performance at target; increased by 20% for each percentage increase in performance between target and maximum (between 100% and 105% of target); and 200% for performance at or above maximum (105% of target). For fiscal 2023, the funding percentage for the operating income financial performance goal was: 0% for performance below threshold (85% of target); 25% for performance at threshold (85% of target); increased by 5% for each percentage increase in performance between threshold and target (between 85% and 100% of target); 100% for performance at target; increased by 10% for each percentage increase in performance between target and maximum (between 100% and 110% of target); and 200% for performance at or above maximum (110% of target).

The revenue and operating income goals and results were calculated for purposes of the EIP in accordance with pre-established rules. Revenue was Cisco's GAAP revenue excluding the effects of the impact of changes in GAAP and the effects of business combinations and divestitures subject to pre-established criteria and thresholds. Operating income was Cisco's GAAP operating income excluding the following: share-based compensation expense; compensation expense related to acquisitions and divestitures; changes in estimates of contingent consideration related to acquisitions; gains or losses on acquisitions and divestitures; amortization or impairment of acquired intangible assets including in-process research and development; all external acquisition and divestiture-related costs such as finder's fees, advisory, legal, accounting, valuation, hedging or other professional or consulting fees directly associated with acquisitions; gains or losses resulting from resolving all pre-acquisition or divestiture contingencies; gains or losses resulting from the exit of our business in Russia and Belarus; and each of the following subject to pre-established thresholds: the impact of any cumulative effect of changing to newly adopted accounting principles; operating income of acquired and divested entities and their subsidiaries as reflected on the financial records thereof; losses due to impairments or gain/loss contingencies; gains or losses on the sale of fixed assets; direct losses on Cisco's tangible assets from natural catastrophe, war, insurrection, riot, terrorism, confiscation, expropriation, nationalization, deprivation, or seizure; and restructuring charges.

ESG Factor

The ESG factor is a shared rating by all named executive officers based solely on the executive leadership team's joint execution of Cisco's ESG strategy and could range from 0.0 to 2.0 with the target at 1.0. In determining the ESG factor, the Compensation Committee considers the executive leadership team's joint performance as well as Cisco's performance relative to certain measurable environmental and social goals.

The achievements set forth below reflect the executive leadership team's performance during fiscal 2023.

Fiscal 2023 ESG Performance Highlights

Overall ESG Performance

In fiscal 2023, Cisco demonstrated continued progress on its overall ESG initiatives. Our highlights include:

- Achieving top awards and rankings for our overall ESG performance; and

- Achieving above target performance on each of the select fiscal 2023 environmental and social goals described below.

	Fiscal 2023 ESG Goals			Fiscal 2023 Results
	Performance Metric	Target	Above Target	
Reduce absolute Scope 1 and Scope 2 emissions by 90% by fiscal 2025 compared to fiscal 2019	Scope 1 and 2 GHG emissions reduction during fiscal 2023	35%	> 36%	Above Target[1]
Provide digital and cybersecurity skills training to 25 million learners through the Cisco Networking Academy ("NetAcad") by fiscal 2032	# of NetAcad student participants during fiscal 2023	2.4 million to 2.6 million	> 2.6 million	Above Target
Achieve 80% community impact participation in fiscal 2023, as measured by employees' actions, including advocating for causes they care deeply about, volunteering, donating, and participating in programs that positively impact communities	% of community impact during fiscal 2023	80%	≥ 81%	Above Target

[1] Forecasted result at end of fiscal 2023, actual results will be published in Cisco's 2023 Purpose Report expected to be published in December 2023.

In addition to achieving above target performance across the goals above, Cisco executed successfully on a number of strategies throughout fiscal 2023 and achieved several top awards and rankings for its overall ESG performance in fiscal 2023, including achieving the CDP Climate Change A List, Platinum Top 1 percent on EcoVadis, an "AA" MSCI ESG rating, a score of 4.4 out of 5 (94th percentile) on FTSE 4 Good Index, and inclusion in S&P's Dow Jones Sustainability Index World and North America Indices.

Based on the progress we made across a variety of initiatives throughout fiscal 2023, the positive, broad-based recognition of our ESG performance, and our above-target achievement across the goals above, the Compensation Committee approved a fiscal 2023 ESG factor of 1.47, reflecting above target performance relative to our executive leadership team's collective execution of its ESG strategy and Cisco's achievement of its environmental and social goals. Overall, the CPF of 1.80 (80% weighting) and the ESG factor of 1.47 (20% weighting) resulted in an above target payout at 173% of target under the EIP.

Long-Term, Equity-Based Incentive Awards

The primary objectives of Cisco's equity-based incentive awards program are to align the interests of our executive officers with our stockholders and to provide our executive officers with a long-term incentive to manage Cisco from the perspective of an owner. PRSUs support the objectives of linking realized value to the achievement of critical financial and operational objectives and delivering superior long-term stockholder returns. Time-based RSUs support retention and align the interests of our executive officers with those of our stockholders since they promote stockholder value creation and a culture of ownership.

The Compensation Committee determines the size of an executive officer's equity awards according to each executive officer's position within Cisco and sets targets at levels intended to create a meaningful opportunity for reward predicated on increasing stockholder value and delivering on key long-term financial performance objectives. In addition to considering competitive market data, the Compensation Committee considers an individual's performance history, an individual's potential for future advancement and promotions, the CEO's recommendations for awards other than his own, and the value of existing vested and unvested outstanding equity awards, including the extent to which such awards provide sufficient holding power for each of our executive officers. The relative weight given to each of these factors varies among individuals at the Compensation Committee's discretion.

Fiscal 2023 Awards

In October 2022, the Compensation Committee approved fiscal 2023 equity awards for the CEO to be comprised of approximately 60% PRSUs and 40% time-based RSUs (based on grant date target value) and for each of the other named executive officers to be comprised of approximately 50% PRSUs and 50% time-based RSUs (based on grant date target value) as set forth in the table below. After consideration by the Compensation Committee of each executive officer's position within Cisco, performance history, and potential for future advancement and promotions, the intent to create a meaningful opportunity to reward an increase in stockholder value and delivery of key long-term financial performance objectives, competitive market data, the CEO's recommendations for awards other than his own, and the value of existing vested and unvested outstanding equity awards, the Compensation Committee determined the following year–over–year increases in the grant date target values for the fiscal 2023 equity awards were appropriate: approximately $2.8 million for Mr. Robbins; approximately $3 million for Mr. Herren and Ms. Martinez; and approximately $2.5 million for Ms. Stahlkopf. Commencing with the equity awards granted in fiscal 2021, the Compensation Committee approved the accrual of dividend equivalents on PRSUs and time-based RSU awards granted to executive officers. Such dividend equivalents accrue on the awards as of each dividend payment date during the period between the date the award is granted and the date the award vests and are subject to the same terms and conditions (including, without limitation, any forfeiture conditions) as the awards to which they relate. Any dividend equivalents awarded with respect to the awards will be settled only if, when and to the extent such awards vest and are settled.

Named Executive Officer	Target PRSUs	Max. PRSUs	Target Value of PRSUs	Time-Based RSUs	Grant Value of Time-Based RSUs	Total Target Value of Fiscal 2023 Annual Equity Awards[1]
Charles H. Robbins	368,446	738,365	$15,600,004	262,759	$10,400,002	$26,000,006
R. Scott Herren	165,329	331,319	$ 7,000,030	176,857	$ 7,000,000	$14,000,030
Maria Martinez	153,520	307,654	$ 6,500,037	164,225	$ 6,500,026	$13,000,063
Jeff Sharritts	118,092	236,656	$ 5,000,015	126,327	$ 5,000,023	$10,000,038
Dev Stahlkopf	100,378	201,157	$ 4,250,005	107,378	$ 4,250,021	$ 8,500,026

[1] See the "Fiscal 2023 Compensation – Long-Term, Equity-Based Incentive Awards – Target Values versus Accounting Values" section in the CD&A for information about how this value is calculated.

How PRSUs Work

While the fiscal 2023 PRSUs maintained the same metrics as those granted in fiscal 2021 and 2022, the design was changed such that the relative TSR performance goal for the fiscal 2023 PRSUs will have a reduced impact, modifying the financial performance goal multiplier higher or lower by no more than 20% rather than be a separate multiplier as was the case for PRSUs granted in fiscal 2021 and 2022. The formula to determine the number of earned fiscal 2023 PRSUs is set forth below:

EARNED FISCAL 2023 PRSUs = TARGET PRSUs × AVERAGE FINANCIAL GOAL MULTIPLIER × RELATIVE TSR MODIFIER

Average Financial Goal Multiplier

The Average Financial Goal Multiplier is based on the average of Cisco's operating cash flow and EPS over a three-year period as measured against annual performance goals that are set by the Compensation Committee at the beginning of each fiscal year. For example, in the case of the fiscal 2023 PRSU grants, at the beginning of each of fiscal 2023, 2024, and 2025, the Compensation Committee will approve certain operating cash flow and EPS goals for the applicable fiscal year. Following the completion of each fiscal year, the Compensation Committee will certify the financial goal multiplier that was earned for such year and following the completion of fiscal 2025, the Compensation Committee will determine the Average Financial Goal Multiplier for the three-year period. The uncertainty of many external factors that affect our business and industry, such as supply challenges and rising component and related costs, made it difficult to forecast operating cash flow and EPS goals beyond a one-year period. As a result, the Compensation Committee determined that the current design appropriately measures performance over the long term, as it provides effective performance goals for our named executive officers while making the final value of the fiscal 2023 PRSU grants earned contingent in part on the Average Financial Goal Multiplier over a three-year period.

Operating cash flow and EPS can range from a threshold of 80% of target to a maximum of 125% of target. EPS is weighted on a 2-to-1 basis compared to operating cash flow in calculating the outcome under the Financial Goal Multiplier. Operating cash flow and EPS below the threshold levels set forth below results in a Financial Goal Multiplier of 0%. Operating cash flow and EPS at or above the maximum levels set forth below results in a Financial Goal Multiplier of 167%.

2023 Financial Results

The operating cash flow and EPS goals for fiscal 2023 are set forth below. The fiscal 2023 operating cash flow and EPS targets were set at levels consistent with Cisco's fiscal 2023 financial plan approved by the Board. The Compensation Committee believed these financial performance goals were achievable, but appropriately challenging. Compared to fiscal 2022, the operating cash flow target was 15% less than actual fiscal 2022 performance based on uncertainty in the tax rate estimates due to a potential legislation change pertaining to the research expense capitalization requirement enacted in the Tax Cuts and Jobs Act while the EPS target for fiscal 2023 exceeded actual fiscal 2022 performance by 1%.

	Fiscal 2023 Goals			Fiscal 2023 Results
	Threshold	Target	Maximum	
Operating Cash Flow	$9.0 billion (80% of target)	$11.2 billion	$14.0 billion (125% of target)	$19.9 billion (178% of target)
EPS	$2.71 (80% of target)	$3.39	$4.24 (125% of target)	$3.80 (112% of target)

When establishing the EPS goals for fiscal 2023, there was uncertainty due to a potential legislation change pertaining to the research expense capitalization requirement enacted in the Tax Cuts and Jobs Act. Based on actual tax rates for fiscal 2023, which were lower than the tax rate estimates used to establish the fiscal 2023 goals, Cisco's EPS for fiscal 2023 was $3.89. Cisco's actual tax rate would have been higher had the legislation passed. Therefore, the Compensation Committee exercised its discretion to eliminate the impact of the lower actual tax rates and certified achievement of EPS at $3.80 for fiscal 2023.

Additionally, in February 2023, an IRS announcement related to the California floods allowed us to defer approximately $2.8 billion of federal tax payments to early fiscal 2024, which resulted in a corresponding increase in our operating cash flow for fiscal 2023. The Compensation Committee considered this tax deferral and noted that adjusting our operating cash flow performance for fiscal 2023 to remove the effects of this tax deferral would have still resulted in performance at maximum.

The Company's performance relative to the above goals resulted in a Financial Goal Multiplier for fiscal 2023 of 144%, as further illustrated in the table below, reflecting achievement above target levels. This multiplier will be included as part of the three-year average for the relevant PRSUs (i.e., the Year 3 Financial Goal Multiplier for the fiscal 2021 PRSUs, the Year 2 Financial Goal Multiplier for the fiscal 2022 PRSUs, and the Year 1 Financial Goal Multiplier for the fiscal 2023 PRSUs).

	Fiscal 2023 Financial Performance Calculations		
	Funding (% of Target)	Weighting	Contribution
Operating Cash Flow	167%	33.3%	0.56
EPS	132%	66.7%	0.88
Total			1.44

For fiscal 2023, the funding percentages for each of the financial performance goals was: 0% for performance below threshold (80% of target); 25% for performance at threshold (80% of target); increased by 3.75% for each percentage increase in performance between threshold and target (between 80% and 100% of target); 100% for performance at target; increased by 2.68% for each percentage increase in performance between target and maximum (between 100% and 125% of target); and 167% for performance at or above maximum (125% of target).

For the fiscal 2023 PRSUs, operating cash flow is Cisco's GAAP operating cash flow. EPS was calculated from Cisco's GAAP diluted EPS excluding all of the items excluded from the calculation of operating income for purposes of the EIP as well as gains and losses on equity investments, while taking into account the related income tax effects and the effects of certain tax matters. The effect of planned share repurchases is included in the EPS calculation. The design of the PRSUs balances the effect, and limits any extraordinary impact, of EPS because it is averaged over a three-year period and is only one of three metrics.

Relative TSR Modifier

Following the completion of the three-year performance period, the Relative TSR Modifier is determined and certified by the Compensation Committee by comparing Cisco's TSR at the end of the three-year performance period to the TSR of a pre-established group of comparator companies. In the case of the fiscal 2023 PRSU grants, the performance metric is Cisco's TSR relative to the companies comprising the S&P 500 Index over a three-year period covering fiscal years 2023 through 2025.

The Relative TSR Modifier is calculated as follows:

Relative TSR	Relative TSR Modifier[1]
75th Percentile or Above	120%
50th Percentile	100%
25th Percentile or Below	80%

[1] To the extent Cisco's relative TSR falls between two discrete points in the table above, linear interpolation shall be used to determine the Relative TSR Modifier.

Determining Earned PRSU Values for Fiscal 2023 PRSUs

At the end of the three-year performance period and in connection with the settlement of the shares, the Compensation Committee will certify results and the product of the Relative TSR Modifier and the Average Financial Goal Multiplier (the average of the Financial Goal Multipliers for fiscal 2023, 2024, and 2025) will be used to determine the shares awarded to each named executive officer. As fiscal 2023 was the first year of the applicable performance period for fiscal 2023 PRSUs, no shares were yet earned.

Transformational PRSUs

In connection with the transformation of our business to meet the evolving needs of our customers and increasing the amount of subscription offerings that we provide, we evaluated a range of potential long-term designs to incentivize the key drivers of the business transformation. As a result, in October 2022, the Compensation Committee, in consultation with Exequity, approved the grant of one-time transformational PRSUs to the named executive officers set forth in the table below in order to strengthen the relationship between pay and performance by establishing appropriate performance conditions that the Compensation Committee believes will drive our future growth and profitability. The transformational PRSUs are intended to reward achievement by providing meaningful and appropriate incentives for achieving product ARR growth over a three-year performance period and are eligible to vest, if at all, only upon the achievement of challenging product ARR performance goals over the period. The award of transformational PRSUs is also designed to retain our executive officers and align their long-term interests with the creation of long-term stockholder value. By having a percentage of our named executive officers' total direct compensation payable in the form of equity that vests over three years and, thus, subject to higher risk and longer vesting than cash compensation, our executive officers are motivated to remain employed with us and take actions that will benefit the company and its stockholders over the long term.

The Compensation Committee selected the product ARR performance metric based on its determination that product ARR growth strongly correlates with the success of Cisco's business transformation strategy. For fiscal 2023, the Compensation Committee endeavored to set the goals at a challenging level and in full alignment with the rigorous expectations and long-term interests of our stockholders.

Named Executive Officer	Target Transformational PRSUs	Maximum Transformational PRSUs	Annualized Target Value of Transformational PRSUs	Total Three-Year Target Value of Transformational PRSUs
Charles H. Robbins	378,980	757,960	$5,000,023	$15,000,029
R. Scott Herren	126,327	252,654	$1,666,674	$ 5,000,023
Maria Martinez	126,327	252,654	$1,666,674	$ 5,000,023
Jeff Sharritts	101,062	202,124	$1,333,371	$ 4,000,034
Dev Stahlkopf	101,062	202,124	$1,333,371	$ 4,000,034

How Transformational PRSUs Work

The formula to determine the number of one-time transformational PRSUs that will be earned is set forth below:

EARNED PRSUs = TARGET TRANSFORMATIONAL PRSUs × AVERAGE TRANSFORMATIONAL FINANCIAL GOAL MULTIPLIER

Average Transformational Financial Goal Multiplier

The Average Transformational Financial Goal Multiplier is based on the average of Cisco's product ARR over a three-year period as measured against annual performance goals that are set by the Compensation Committee at the beginning of each of fiscal 2023, 2024, and 2025. Following the completion of each fiscal year, the Compensation Committee will certify the transformational financial goal multiplier that was earned for such year and following the completion of fiscal 2025, the Compensation Committee will determine the Average Transformational Financial Goal Multiplier for the three-year period.

Product ARR can range from a threshold of 90% of target to a maximum of 115% of target. Product ARR below the threshold level set forth below results in a Transformational Financial Goal Multiplier of 0%. Product ARR at or above the maximum level set forth below results in a Financial Goal Multiplier of 200%.

2023 Product ARR Goals and Results

The product ARR goals for fiscal 2023 are set forth below. The Compensation Committee believed these financial performance goals were appropriately challenging, yet achievable. Compared to fiscal 2022, the product ARR target for fiscal 2023 exceeded actual fiscal 2022 performance by 12%.

	Fiscal 2023 Goals			Fiscal 2023 Result
	Threshold	Target	Maximum	
Product ARR	$10.2 billion (90% of target)	$11.3 billion	$13.0 billion (115% of target)	$11.1 billion (98% of target)

The Company's performance relative to the above goals resulted in a Transformational Financial Goal Multiplier for fiscal 2023 of 91%, reflecting achievement below target levels. This multiplier will be included as part of the three-year average for the transformational PRSUs.

Product ARR for purposes of determining the fiscal 2023 Transformational Financial Goal Multiplier was calculated from Cisco's product ARR excluding the effects of business combinations and divestitures subject to pre-established criteria and thresholds. For fiscal 2023, the Transformational Financial Goal Multiplier goal was: 0% for product ARR performance below threshold (90% of target); 50% for product ARR performance at threshold (90% of target); increased by 5% for each percentage increase in product ARR performance between threshold and target (between 90% and 100% of target); 100% for product ARR performance at target; increased by 6.67% for each percentage increase in product ARR performance between target and maximum (between 100% and 115% of target); and 200% for product ARR performance at or above maximum (115% of target).

Determining Earned Transformational PRSUs

At the end of the three-year performance period and in connection with the settlement of the shares, the Compensation Committee will certify results and the Average Transformational Financial Goal Multiplier (the average of the Transformational Financial Goal Multipliers for fiscal 2023, 2024, and 2025) will be used to determine the shares awarded to each named executive officer. As fiscal 2023 was the first year of the applicable performance period for the transformational PRSUs, no shares were yet earned.

To the extent earned, the transformational PRSUs will vest at the end of the three-year performance period. The transformational PRSUs will not vest upon the retirement or other termination of a named executive officer prior to such vesting date except in the following circumstances: at target levels in the event of a named executive officer's death, a named executive officer's terminal illness, or the acquisition of Cisco by merger or asset sale in which the transformational PRSU is not assumed or replaced by the acquiring entity.

Earned Fiscal 2021 Awards (Fiscal 2021 – 2023)

The table below summarizes the Financial Goal Multipliers for fiscal 2021, 2022, and 2023, the Average Financial Goal Multiplier, and the Relative TSR Multiplier for the PRSUs granted during fiscal 2021 and the percentage of PRSUs earned.

	Financial Goal Multiplier			Results		
				Average Financial Goal Multiplier (Cash Flow / EPS) (50%)	TSR Multiplier (Relative TSR) (50%)	Earned PRSUs[1]
	Fiscal 2021	Fiscal 2022	Fiscal 2023			
Fiscal 2021 PRSUs	128%	54%	144%	108.7%	71%	89.8% of Target

[1] Earned PRSUs = Target PRSUs x ((50% x Average Financial Goal Multiplier) + (50% x Relative TSR Multiplier)).

Based on the multipliers as set forth in the table above, the fiscal 2021 PRSUs (for which the three-year performance cycle has been completed) were earned as follows reflecting our commitment to pay for performance:

Named Executive Officer	Target PRSUs	Fiscal 2021 PRSUs Earned[1]
Charles H. Robbins	300,861	270,273
Maria Martinez	123,431	110,880
Jeff Sharritts	31,864	28,622

[1] The fiscal 2021 earned PRSUs remain subject to continued employment (other than for any named executive officer who is eligible for retirement vesting) and the Compensation Committee's discretion to further review and reduce the number of earned PRSUs until they settle on November 10, 2023.

The payouts for PRSUs with a three-year performance period granted in fiscal 2021, 2020, and 2019 were as follows:



Other Earned Awards to Mr. Herren

During fiscal 2021 in connection with his appointment as CFO, Mr. Herren received a cash payment and was granted time-based RSUs and PRSUs to compensate him for the unvested equity and other compensation he forfeited by leaving his former employer and joining Cisco. A portion of this restoration PRSU grant was based on Cisco's achievement of the same operating cash flow and EPS goals for fiscal 2023 as set forth above with the number earned determined by multiplying the target PRSUs by the fiscal 2023 Financial Goal Multiplier. The portion of this PRSU grant that was earned during fiscal 2023 based on a Financial Goal Multiplier of 144% based on fiscal 2023 performance was as follows:

Named Executive Officer	Target PRSUs	PRSUs Earned[1]
R. Scott Herren	44,015	63,381

[1] The earned PRSUs remained subject to the Compensation Committee's discretion to further review and reduce the number of earned PRSUs until they settle on November 10, 2023.

During fiscal 2021, Mr. Herren also was granted pro-rata fiscal 2021 PRSUs, which were subject to Cisco's achievement of relative TSR goals over the 2.5-year period from the beginning of Cisco's third quarter of fiscal 2021 through the end of fiscal 2023 and Cisco's achievement of fiscal 2022 and fiscal 2023 operating cash flow and EPS goals. The design of these pro-rata fiscal 2021 PRSUs was consistent with the fiscal 2021 equity awards to Cisco's other named executive officers described above.

The table below summarizes the applicable Financial Goal Multipliers, Average Financial Goal Multiplier, and Relative TSR Multiplier (based on Cisco's TSR at the end of the 2.5 year performance period at the 52nd percentile relative to the component companies of the S&P 500 Index) for Mr. Herren's pro-rata fiscal 2021 PRSUs and the percentage earned.

| | Financial Goal Multiplier | | | Results | |
| | | | Average Financial Goal Multiplier (Cash Flow / EPS) (50%) | | |
	Fiscal 2022	Fiscal 2023		TSR Multiplier (Relative TSR) (50%)	Earned PRSUs[1]
Pro-Rata Fiscal 2021 PRSUs	54%	144%	99.0%	103%	101.0% of Target

Based on the multipliers as set forth in the table above, the pro-rata fiscal 2021 PRSU grant was earned as follows:

Named Executive Officer	Target PRSUs	PRSUs Earned[1]
R. Scott Herren	74,404	75,147

[1] The earned PRSUs remained subject to the Compensation Committee's discretion to further review and reduce the number of earned PRSUs until they settle on November 10, 2023.

Target Values versus Accounting Values

Because the fiscal 2023 PRSUs and the transformational PRSUs include annual financial goal multipliers, the values reported in the Summary Compensation Table are different than the target values set forth in the fiscal 2023 PRSU and transformational PRSU tables above. The values of the fiscal 2023 PRSUs and transformational PRSUs are based on separate measurements of our financial performance for each year in the three-year performance period. Therefore, FASB ASC Topic 718 requires that the grant date fair value to be calculated at the commencement of each separate year of the performance cycle when the respective performance measures are approved. As a result, for the fiscal 2023 PRSUs and transformational PRSUs, the Summary Compensation Table does not include the value of the PRSUs based on the annual financial metric goals for fiscal 2024 or 2025. Such amounts will be included as equity compensation in the Summary Compensation Table for fiscal 2024 and 2025, respectively, when the financial metrics are established. However, the Summary Compensation Table for fiscal 2023 does include a portion of the value of the fiscal 2021 PRSUs and the fiscal 2022 PRSUs based on the annual operational performance metrics set for those awards during fiscal 2023. The table below illustrates the difference between target values and accounting values for our CEO with respect to his equity awards over the last three fiscal years.

	Target Value	Accounting Value Disclosed in Summary Compensation Table
Fiscal 2023	$41,000,035[1]	$24,108,979
Fiscal 2022	$23,186,609	$24,866,549
Fiscal 2021	$19,500,496	$19,415,798

[1] The fiscal 2023 target value includes the target value of the fiscal 2023 annual equity awards and the total target value of the transformational PRSUs.

Vesting of RSUs and PRSUs

Consistent with typical practices among competitors for key talent in the technology sector and responsive to recruiting and retention considerations in this market, 34% of the time-based RSUs granted during fiscal 2023 will generally vest subject to a one-year cliff and then vest 8.25% in each successive quarter thereafter over the remainder of the three-year vesting period. Subject to continued employment and the Compensation Committee's discretion to further review and reduce the number of earned PRSUs until the settlement date, any earned PRSUs will be settled following the completion of the performance period and final certification of the Compensation Committee. All outstanding unvested equity awards under the 2005 Stock Incentive Plan will vest in full (at target levels for PRSUs), and, if applicable, become immediately exercisable in the event of the named executive officer's death, terminal illness, or if Cisco is acquired by merger or asset sale, unless the award or related agreement is assumed or replaced by the acquiring entity.

Retirement

In the event of the retirement of a named executive officer, and to the extent the named executive officer meets certain retirement eligibility criteria described in the award agreement and complies with certain post-retirement assistance requirements and covenants, all PRSUs, except for the transformational PRSUs, will continue to vest and any earned PRSUs, based on the satisfaction of the performance metrics, will be settled in Cisco shares at the end of the applicable three-year performance period. At the end of fiscal 2023, Mr. Robbins, Ms. Martinez, and Mr. Sharritts were eligible for retirement vesting.

See the "Compensation Committee Matters – Fiscal 2023 Compensation Tables – Grants of Plan-Based Awards – Fiscal 2023" table for additional information regarding these equity grants to the named executive officers and the "Potential Payments upon Termination or Change in Control" section for additional information regarding these grants to the named executive officers and all other outstanding equity awards previously granted to the named executive officers.

Cisco does not provide for any single-trigger golden parachute arrangements or golden parachute excise tax gross-up arrangements for its named executive officers, nor does it provide employment agreements with cash severance provisions.

Perquisites

Consistent with our pay-for-performance compensation philosophy, we believe perquisites for executive officers should be limited in scope and value and should only be offered when they provide necessities or conveniences that allow our executive officers to focus on and optimally perform in their role with Cisco. Consequently, Cisco's executive officers generally will not be entitled to receive any special benefits, except as provided below or otherwise described in footnote 5 to the "Compensation Committee Matters – Fiscal 2023 Compensation Tables – Summary Compensation Table" below:

- *Health Benefits* – Executive officers may choose to have an annual executive health screening and other benefits at Cisco's expense. Executive health physicals and related benefits assist both the executive officer and Cisco by ensuring health risks are minimized.

- *Aircraft Policy* – Our CEO and our other executive officers may occasionally use our corporate aircraft for personal use, subject to availability, provided they reimburse Cisco for the incremental cost of the flight. Because the leased corporate aircraft is used primarily for business travel, Cisco requires reimbursement for the incremental cost of the flight (these costs do not include fixed costs that do not change based on usage).

  The incremental cost for personal use includes, when applicable, the following costs: fuel, landing/parking fees, crew fees and expenses, custom fees, flight services/charts, variable maintenance costs, inspections, catering, aircraft supplies, telephone usage, trip-related hangar rent and parking costs, plane repositioning costs (deadhead flights), occupied variable fees, and other miscellaneous expenses. The incremental cost excludes fixed costs such as monthly management fees, lease payments, crew salaries, maintenance costs not related to trips, training, home hangaring, general taxes and insurance, and services support, as these fixed costs are generally incurred for business purposes. In addition, occasionally, guests of named executive officers are permitted to ride along on Cisco's leased corporate aircraft when the aircraft is already going to a specific destination for a business purpose, provided there is no more than de minimis incremental cost. On such occasions, the named executive officer will be subject to imputed income at the applicable Standard Industrial Fare Level (SIFL) rates for any personal passengers on that flight, and Cisco does not provide tax gross-ups for such imputed income.

- *Personal Security* – Consistent with prevalent practices among large, multinational companies, and based on an independent third-party security study, Cisco provides security personnel for the CEO and his family members for business travel and certain non-business travel. The Compensation Committee must pre-approve security for the CEO and his family members on non-business trips when the aggregate cost for such trips per fiscal year will equal or exceed $25,000. The chair of the Compensation Committee must pre-approve any security recommended by Cisco Security or a third-party security vendor for families traveling with executive officers other than the CEO on business trips and for such executive officers and, if applicable, their families on non-business trips. In addition, Cisco security practices provide that the CEO may be driven to and from work by an authorized car service and personal security driver. Further, Cisco provides certain security products and related licenses to certain named executive officers for use at their residences. The incremental cost of security expenses for Cisco security personnel is their meals, lodging, and travel, but generally not their compensation because Cisco already incurs that cost for business purposes. The incremental cost of third-party security vendors is their actual cost. The incremental cost for the authorized car service and personal security driver is the actual cost. The incremental cost for security products and related licenses is the actual cost. Cisco does not consider the provision of such security to be a perquisite since the need for security arises from the nature of the executive officer's employment by Cisco and the provision of such security is provided to mitigate risks to Cisco's business. Pursuant to SEC guidance, we have reported the aggregate incremental costs in the "All Other Compensation" column of the Summary Compensation Table.

- *Relocation Benefits* – Executive officers who are relocating may be entitled to the benefits determined with reference to Cisco's international and domestic assignment, transfer, and relocation policies for Vice Presidents and above, as amended from time to time. These relocation benefits are market competitive benefits and enable an orderly transition for Vice Presidents relocating within the United States or to another country.

- *Required Business Trips/Events Where Spouses/Partners are Expected to Attend* – Cisco will pay for or reimburse spousal/partner travel and personal expenses only in connection with business-related events where Cisco executive officers are required to attend and where the presence of spouses/partners is expected; provided, however, for each named executive officer, the aggregate amount of spousal/partner travel and personal expenses paid for by Cisco in a fiscal year must be less than $10,000. If a named executive officer's spousal/partner travel and personal expenses are in excess of such limit, the named executive officer will generally be responsible for such excess amounts and will reimburse Cisco. Additionally, at certain of these events, named executive officers receive limited gifts at no cost to Cisco.

- *Gross-Ups* – Cisco does not provide for tax gross-ups in connection with any of the foregoing items except in the case of tax equalization and tax adjustments under Cisco's international and domestic assignment, transfer, and relocation policies.

Deferred Compensation Plan

The Deferred Compensation Plan is available to all U.S. employees with the title of director or above, including the named executive officers. The Deferred Compensation Plan provides an opportunity for individual retirement savings on a tax- and cost-effective basis on compensation above the Internal Revenue Code of 1986, as amended (the "Code"), limits under the Cisco Systems, Inc. 401(k) Plan (the "401(k) Plan"). Cisco does not sponsor a supplemental executive retirement plan or a defined benefit pension plan. Cisco matches deferrals at the same percentage as matched under the 401(k) Plan. Those matching contributions are described in footnote 2 to the "Compensation Committee Matters – Fiscal 2023 Compensation Tables – Nonqualified Deferred Compensation – Fiscal 2023" table below.

Fiscal 2024 Compensation Approach

- *Base Salaries* – Based on performance, the relevant market data, and input from Exequity regarding competitive pay, the annual base salaries will increase from $875,000 to $896,875 for Mr. Herren and Ms. Martinez, from $800,000 to $820,000 for Mr. Sharritts, and from $715,000 to $732,875 for Ms. Stahlkopf, effective November 1, 2023. The annual base salary of Mr. Robbins for fiscal 2024 was not increased and has not increased since the beginning of fiscal 2020.

- *Variable Cash Incentive Awards* – Awards under the EIP for the named executive officers are based on a prevalent additive formula in which 90% of the bonus is based on the risk and reward of Cisco's financial performance while 10% is based on an ESG factor (reduced from 20% in fiscal 2023), which will be scored based on the executive leadership team's joint execution with respect to certain environmental and social goals. The individual target awards remain at competitive levels of 260% of base salary for Mr. Robbins and 160% of base salary for the other named executive officers.

- *Long-Term, Equity-Based Incentive Awards* – In the interest of maintaining Cisco's intended competitive positioning among the peers, and of continuing the consistency of the overall incentive program design and operation, in September 2023, the Compensation Committee granted the following equity awards to the continuing named executive officers below (60% PRSUs/40% RSUs for the CEO and 50% PRSUs/50% RSUs for the other continuing named executive officers) and the PRSUs were granted using a three-year performance period and the same performance metrics that were used in fiscal 2023. The relative TSR performance goal for the fiscal 2024 PRSUs will modify the financial performance goal multiplier higher or lower by no more than 20% similar to the Relative TSR Modifier described above with respect to the fiscal 2023 PRSUs.

Named Executive Officer	Performance-Based Restricted Stock Units	Time-Based Restricted Stock Units
Charles H. Robbins	290,795	208,474
R. Scott Herren	122,037	131,234
Maria Martinez	113,320	121,860
Jeff Sharritts	87,169	93,739
Dev Stahlkopf	74,094	79,678

Executive Compensation Governance Components

Our Culture of Ownership

As noted above, a core element of Cisco's compensation philosophy is to align the interests of executive officers with those of stockholders by providing appropriate long-term incentives. To further this goal, Cisco has a long-standing policy regarding minimum ownership of shares by Cisco's executive officers.

These minimum ownership requirements call for Cisco's CEO to own shares of Cisco's common stock having a value equal to at least six times the CEO's annual base salary and for each other executive officer to own shares of Cisco's common stock having a value equal to at least four times the executive officer's annual base salary. The CEO and each other executive officer have five years from the date of their respective appointment (or the later of six years from the date of their respective appointment or August 1, 2020 for executive officers in those positions as of August 1, 2019) to attain their minimum ownership level.

Position	Required Share Ownership (Multiple of Base Salary)
CEO	6x
Other Executive Officers	4x

As of October 9, 2023, all of our executive officers were either exceeding the minimum stock ownership requirements or were on track to comply in the relevant timeframe.

Recoupment (or "clawback") Policy

Cisco has a long-standing recoupment policy for cash incentive awards paid to executive officers under Cisco's annual cash incentive plan, the EIP, and in June 2019, this policy was extended to include PRSUs. In the event of a restatement of incorrect financial results, this policy enables the Compensation Committee, if it determines appropriate and subject to applicable laws, to seek reimbursement from executive officers of:

- the incremental portion of EIP awards paid to executive officers in excess of the EIP awards that would have been paid based on the restated financial results; and

- the incremental shares of Cisco's common stock settled for any PRSUs in excess of the shares of Cisco's common stock that would have been settled for such PRSUs based on the restated financial results, or the value of such incremental shares to the extent an executive officer sells any incremental shares.

Effective as of October 2, 2023, Cisco adopted an updated recoupment policy, which is intended to comply with the recently adopted final SEC rules and applies to all cash and equity incentive awards received on or after October 2, 2023. Under the updated recoupment policy, in the event of an accounting restatement, the Compensation Committee will seek reimbursement from each applicable Section 16 officer of any excess performance-based cash or equity incentives with the excess amount determined based on the impact of the accounting restatement on all applicable performance measures.

Cisco's long-term, equity-based incentive award plans also generally provide for forfeiture if a named executive officer participates in activities detrimental to Cisco (including during a retirement-vesting period) or is terminated for misconduct.

Compensation Risk Management

The Compensation Committee's annual review and approval of Cisco's compensation philosophy and strategy includes the review of compensation-related risk management. In this regard, the Compensation Committee reviews Cisco's compensation programs for employees and executives, including the variable cash incentive plans and long-term, equity-based incentive awards, and does not believe that the compensation program creates risks that are reasonably likely to have a material adverse effect on Cisco.

As part of this review, the Compensation Committee evaluates the need to engage independent consultants for specific assignments and engaged Exequity during fiscal 2023 to deliver a report and assist with the risk assessment of Cisco's executive compensation program.

Exequity advised that Cisco's executive compensation program:

- maintains an appropriate pay philosophy;
- uses an appropriate, objectively selected peer group to support decision-making;
- reflects best-in-class design and governance practices in key areas;
- supports business objectives;
- mitigates compensation-related risk through a balanced structure and related policies such as stock ownership guidelines, pledging prohibitions, etc.; and
- reviews actual pay delivery from performance-based incentives to confirm the rigor of goal setting and the alignment with performance.

The Compensation Committee also determined that Cisco's commission and sales incentive plans for employees at all levels are based on measurable and verifiable sales goals that are aligned with Cisco's company-wide revenue and operating income goals for its bonus plan for executives. In addition, total target incentive compensation for all employees is a small percentage of total sales and revenue, and incentive opportunities under these plans are capped. The plans are monitored to ensure that internal controls are in place to mitigate risk. Management also retains discretion to reduce incentive amounts in appropriate circumstances.

Compensation Process

The Compensation Committee has the exclusive authority and responsibility to determine all aspects of executive compensation packages for executive officers. The Compensation Committee begins its process of deciding how to compensate Cisco's named executive officers by considering the competitive market data and specific compensation designs provided by its independent compensation consultant and the People and Communities organization. The Compensation Committee, with the assistance of its independent compensation consultant, identified criteria to select a list of companies that comprise Cisco's peer group.

During fiscal 2023, the Compensation Committee retained Exequity as its independent compensation consultant to help the Compensation Committee establish and implement its compensation philosophy, to evaluate compensation proposals recommended by management, and to provide advice and recommendations on competitive market practices and specific compensation decisions for executive officers. The Compensation Committee retains and does not delegate any of its exclusive power to determine all matters of executive compensation and benefits, although the CEO and the People and Communities organization present compensation and benefit proposals to the Compensation Committee. Exequity worked directly with the Compensation Committee (and not on behalf of management) to assist the Compensation Committee in satisfying its responsibilities and did not undertake projects for management, except at the request of the Compensation Committee chair and in the capacity of the Compensation Committee's agent. During fiscal 2023, Exequity performed no other consulting or other services for Cisco management and did not undertake any projects for management.

Peer Group

The Compensation Committee approved a peer group in April 2022, which was used to establish compensation targets and guide decisions through March 2023. Exequity subsequently prepared a peer group study, and based on the below objective selection criteria, an updated peer group, which includes Adobe, was approved in March 2023. As an additional point of reference, the Compensation Committee may also decide to use data accumulated by management regarding compensation practices of companies where Cisco regularly competes for talent.

How the Peer Group was Selected

The members of the Peer Group are generally based on the following objective criteria, recommended by Exequity:

- Major information technology companies with related Global Industry Classification Standard (GICS) codes 4510, 4520, 4530, and 5020;
- A three-year rolling average market capitalization greater than $30 billion (based on the trailing 12-quarter average); and
- Revenues greater than $10 billion (based on the trailing four-quarter averages).

Peer Group Members[1]

Accenture plc (ACN)	HP Inc. (HPQ)	Qualcomm Incorporated (QCOM)
Adobe Inc. (ADBE)	Intel Corporation (INTC)	salesforce.com, inc. (CRM)
Alphabet Inc. (GOOG)	International Business Machines Corporation (IBM)	Visa Inc. (V)
Apple Inc. (AAPL)	Meta Platforms, Inc. (META)	VMware, Inc. (VMW)
Broadcom Inc. (AVGO)	Microsoft Corporation (MSFT)	
Dell Technologies Inc. (DELL)	Oracle Corporation (ORCL)	

[1] Upon the recommendation of Exequity and effective in March 2023, Adobe was added to the Peer Group because it meets the objective criteria and is a competitor for talent.

How We Use the Peer Group

The positions of Cisco's named executive officers were compared to their counterpart positions in the Peer Group, and the compensation levels for comparable positions in the Peer Group were examined for guidance in determining:

- base salaries;
- variable cash incentive awards; and
- the amount and mix of long-term, equity-based incentive awards.

The Compensation Committee establishes base salaries, variable cash incentive awards, and long-term, equity-based incentive awards on a case-by-case basis for each named executive officer taking into account, among other things, company and individual performance, role expertise, experience, and the competitive market, advancement potential, recruiting needs, internal equity, retention requirements, unrealized equity gains, succession planning, and best compensation governance practices. The Compensation Committee does not tie individual compensation to specific target percentiles.

How the Compensation Committee Makes Decisions and Policies

The Compensation Committee retains and does not delegate any of its exclusive power to determine all matters of executive compensation and benefits, although from time to time it seeks input and recommendations from the CEO and the People and Communities organization.

Our CEO does not make recommendations with respect to his compensation or participate in the deliberations regarding the setting of his compensation. The Compensation Committee reports to the Board on the major items covered at each Compensation Committee meeting. Exequity works directly with and on behalf of the Compensation Committee to assist the Compensation Committee in satisfying its responsibilities; and undertakes no projects for management except at the request of the Compensation Committee chair, and in the capacity of the Compensation Committee's agent where such projects were in direct support of the Compensation Committee's charter. The Compensation Committee assessed the independence of Exequity during fiscal 2023 and believed that there were no conflicts of interest. In reaching this conclusion, the Compensation Committee considered applicable SEC rules and regulations and the corresponding Nasdaq independence factors regarding compensation advisor independence.



In determining executive compensation, the Compensation Committee also considers, among other factors, the possible tax consequences to Cisco and to its executives. To maintain maximum flexibility in designing compensation programs, the Compensation Committee, while considering company tax deductibility as one of its factors in determining compensation, will not limit compensation to those levels or types of compensation that are intended to be deductible.

In reviewing and establishing CEO compensation, the Compensation Committee also considers our CEO pay ratio. Cisco has always been committed to paying its people fairly and equitably, and we have strived to develop and execute robust policies to evaluate pay levels throughout the company. We are a founding signer of the White House Equal Pay Pledge and the Parity.org pledge, and we are leading the charge to make fair pay a reality for all employees through the Employers for Pay Equity Consortium.

The Compensation Committee considers the accounting consequences to Cisco of different compensation decisions and the impact on stockholder dilution; however, neither of these factors by themselves will compel a particular compensation decision.

The Compensation Committee annually grants long-term, equity-based incentive awards to executive officers after the close of the prior fiscal year and the review and evaluation of each executive officer's performance. The Compensation Committee's policy is to generally grant equity awards only during open trading windows and to establish grant dates in advance, generally establishing those dates near the beginning of each fiscal year.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC, or to be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that Cisco specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation and Management Development Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with Cisco's management. Based on that review and those discussions, the Compensation and Management Development Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this Proxy Statement and incorporated by reference into Cisco's Annual Report on Form 10-K for its 2023 fiscal year.

Submitted by the Compensation and Management Development Committee

 Roderick C. McGeary (Chair)

 Wesley G. Bush

 John D. Harris II

 Dr. Kristina M. Johnson

Fiscal 2023 Compensation Tables

The following table, footnotes, and related narrative sets forth the "total compensation" earned by the named executive officers for services rendered in all capacities to Cisco and its subsidiaries for each of the last three or fewer fiscal years during which such individuals were designated as named executive officers. The salary, bonus, and non-equity incentive plan compensation columns set forth below reflect the actual amounts paid for the relevant fiscal years, while the stock awards column reflects accounting values. For the actual amounts of compensation related to long-term equity incentives, see the "Option Exercises and Stock Vested – Fiscal 2023" table below. Cisco's named executive officers for fiscal 2023 include our CEO, our CFO, and our three most highly compensated executive officers (other than CEO and CFO) who were serving as executive officers at the end of fiscal 2023.

Summary Compensation Table

Name and Principal Position[1]	Fiscal Year[1]	Salary ($)[2]	Bonus ($)	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Charles H. Robbins Chair and Chief Executive Officer	2023	$1,390,000	–	$24,108,979	$6,266,676	$ 78,053	$31,843,708
	2022	$1,390,000	–	$24,866,549	$2,941,796	$ 85,591	$29,283,936
	2021	$1,416,731	–	$19,415,798	$4,495,816	$118,350	$25,446,695
R. Scott Herren Executive Vice President and Chief Financial Officer	2023	$ 869,231	–	$14,201,856	$2,411,505	$ 66,417	$17,549,009
	2022	$ 838,461	–	$12,457,042	$1,091,792	$220,984	$14,608,279
	2021	$ 495,385	$8,000,000[6]	$10,309,617	$ 962,187	$101,526	$19,868,715
Maria Martinez Executive Vice President and Chief Operating Officer	2023	$ 869,231	–	$11,805,348	$2,411,505	$ 13,941	$15,100,025
	2022	$ 838,461	–	$10,600,066	$1,091,792	$ 17,163	$12,547,482
	2021	$ 761,539	–	$ 9,547,611	$1,486,630	$ 22,951	$11,818,731
Jeff Sharritts Executive Vice President and Chief Customer and Partner Officer	2023	$ 800,000	–	$ 8,379,189	$2,219,520	$ 15,525	$11,414,234
	2022	$ 625,481	–	$ 5,932,440	$ 657,653	$ 29,639	$ 7,245,213
Dev Stahlkopf Executive Vice President, Chief Legal Officer and Chief Compliance Officer	2023	$ 705,769	–	$ 7,564,618	$1,957,945	$ 15,525	$10,243,857
	2022	$ 675,000	$2,200,000[7]	$ 9,506,363	$ 876,698	$ 19,685	$13,277,746

[1] Mr. Sharritts became Executive Vice President and Chief Customer and Partner Officer effective May 1, 2022 and was not a named executive officer in fiscal 2021. Ms. Stahlkopf became Executive Vice President, Chief Legal Officer and Chief Compliance Officer effective August 2, 2021 and was not a named executive officer in fiscal 2021.

[2] Fiscal 2021 was a 53-week fiscal year, and the salary amounts for fiscal 2021 reflect the extra week's salary earned during that fiscal year.

[3] The amounts in the "Stock Awards" column represent the aggregate grant date fair values, computed in accordance with FASB ASC Topic 718, of PRSUs and RSUs granted during the applicable fiscal year under the 2005 Stock Incentive Plan. See below for more information on, and assumptions used for, the grant date fair value of the PRSUs. For time-based awards without dividend equivalent rights, the grant date fair value was determined using the closing share price of Cisco common stock on the date of grant, adjusted for the present value of expected dividends. For time-based awards with dividend equivalent rights, the grant date fair value was determined using the closing share price of Cisco common stock on the date of grant.

Except for the PRSUs awarded to Mr. Herren in fiscal 2021, the PRSUs awarded in fiscal 2023, 2022 and 2021 are generally based on the three-year performance cycle of (i) fiscal 2023 through fiscal 2025, (ii) fiscal 2022 through fiscal 2024, and (iii) fiscal 2021 through fiscal 2023, respectively. Generally, for the PRSUs awarded in fiscal 2023, the performance metrics are based on operating goal performance with a modifier of plus or minus 20% based on Cisco's relative TSR. For the PRSUs awarded in fiscal 2022 and 2021, the performance metrics for 50% of the PRSUs are based on operating goal performance, and the performance metric for the remaining 50% of the PRSUs is Cisco's relative TSR.

The PRSUs awarded to Mr. Herren in fiscal 2021 consist of two separate awards: restoration PRSUs and pro-rata fiscal 2021 PRSUs. The restoration PRSUs are earned subject to Cisco's achievement of operating goal performance in each of fiscal 2022 and fiscal 2023, which achievement in each of fiscal 2022 and fiscal 2023 accounts for 50% of the restoration PRSUs. The performance metric for 50% of the pro-rata fiscal 2021 PRSUs is based on operating goal performance during fiscal 2022 and fiscal 2023, and the performance metric for the remaining 50% of the pro-rata fiscal 2021 PRSUs is Cisco's relative TSR over the 2.5-year performance period from the beginning of Cisco's third quarter of fiscal 2021 through the end of fiscal 2023.

The metrics used to determine the number of PRSUs earned relative to operating goal performance are operating cash flow and EPS based on annual goals, pre-established at the beginning of each applicable fiscal year. These operating goal performance metrics are reviewed at the end of each fiscal year and any PRSUs are earned based on the average performance over the applicable fiscal years (except for Mr. Herren's restoration PRSUs which are earned at the end of each of fiscal 2022 and fiscal 2023 as described above), subject to the

Compensation Committee's approval. The probable and maximum values are based upon achieving the target or maximum level of performance as of the date the goals were set. The performance periods for the PRSUs earned based on Cisco's relative TSR are described in the "Compensation Committee Matters – Fiscal 2023 Compensation Tables – Grants of Plan-Based Awards – Fiscal 2023" table. See the "Fiscal 2023 Compensation" section in the CD&A for a description of the material terms of the PRSUs.

The table below sets forth the grant date fair value for PRSUs awarded in fiscal 2023, 2022 and 2021.

Name	Fiscal Year	Probable Outcome of Performance Conditions Grant Date Fair Value ($)[a]	Maximum Outcome of Performance Conditions Grant Date Fair Value ($)[a]	Market-Related Component Grant Date Fair Value ($)[b]
Charles H. Robbins	2023	$13,708,978	$25,684,293	$ –
	2022	$ 8,142,932	$12,214,398	$7,444,787
	2021	$ 5,903,920	$ 8,855,880	$5,711,865
R. Scott Herren	2023	$ 7,201,856	$12,812,133	$ –
	2022	$ 4,521,165	$ 6,781,748	$3,535,825
	2021	$ –	$ –	$1,909,579
Maria Martinez	2023	$ 5,305,322	$ 9,883,341	$ –
	2022	$ 3,385,627	$ 5,078,441	$3,214,392
	2021	$ 2,504,265	$ 3,756,398	$2,343,319
Jeff Sharritts	2023	$ 3,379,167	$ 6,575,438	$ –
	2022	$ 768,826	$ 1,153,239	$ 825,602
Dev Stahlkopf	2023	$ 3,314,597	$ 6,352,596	$ –
	2022	$ 797,159	$ 1,195,739	$2,759,099

[a] Because the performance-related component for PRSUs that contain operating goals is based on separate measurements of our financial performance for each year in the three-year performance cycle, except for Mr. Herren's restoration PRSU and pro-rata fiscal 2021 PRSU awards as discussed above in this footnote 3, FASB ASC Topic 718 requires the grant date fair value to be calculated at the commencement of each separate year of the performance cycle when the respective performance measures are approved as follows:

[i] the amounts for fiscal 2023 represent the grant date fair value for the operating goal performance-related component of the PRSUs awarded in fiscal 2023, 2022 and 2021 based upon the probable or target outcome of the fiscal 2023 operating goal performance-related component as of the date the goals were set and based upon achieving the maximum level of performance under the fiscal 2023 operating goal performance-related component as of the date the goals were set;

[ii] the amounts for fiscal 2022 represent the grant date fair value for the operating goal performance-related component of the PRSUs awarded in fiscal 2022, 2021 and 2020 based upon the probable or target outcome of the fiscal 2022 operating goal performance-related component as of the date the goals were set and based upon achieving the maximum level of performance under the fiscal 2022 operating goal performance-related component as of the date the goals were set; and

[iii] the amounts for fiscal 2021 represent the grant date fair value for the operating goal performance-related component of the PRSUs awarded in fiscal 2021, 2020 and 2019 based upon the probable or target outcome of the fiscal 2021 operating goal performance-related component as of the date the goals were set and based upon achieving the maximum level of performance under the fiscal 2021 operating goal performance-related component as of the date the goals were set.

For additional description of the actual amounts earned for the fiscal 2021 PRSUs, see the "Fiscal 2023 Compensation – Long-Term, Equity-Based Incentive Awards – Earned Fiscal 2021 Awards (Fiscal 2021 – 2023)" section in the CD&A above.

[b] Represents the grant date fair value for the market-related TSR component, which is not subject to probable or maximum outcome assumptions. The metric used to determine the number of PRSUs earned with respect to the TSR component is Cisco's TSR compared to the S&P 500 Index for the fiscal 2023, 2022 and 2021 grants, in each case, over a three fiscal year period; provided, however, that Mr. Herren's pro-rata fiscal 2021 PRSUs' TSR component is measured over the 2.5-year performance period from the beginning of Cisco's third quarter of fiscal 2021 through the end of fiscal 2023. Consistent with FASB ASC Topic 718, the full grant date fair value for the market-related TSR component for the entire performance cycle is included in the amounts shown for the year of grant and was determined using a Monte Carlo simulation model.

The following table includes the assumptions used to calculate the grant date fair value of PRSU awards reported for fiscal 2023, 2022 and 2021.

PRSU Award	Fair Value ($)	Assumptions (Operating Goal)		Fair Value ($)	Assumptions (TSR Goal)	
		Range of Risk Free Interest Rate (%)	Dividend Yield (%)		Risk Free Interest Rate (%)	Dividend Yield (%)
Fiscal 2023						
10/11/2022 PRSUs	$42.34	4.25% – 4.26%	N/A	N/A	N/A	N/A
10/11/2022 PRSUs (Transformational)	$39.58	N/A	N/A	N/A	N/A	N/A
Year 2 of Fiscal 2022 PRSUs	$39.58	N/A	N/A	N/A	N/A	N/A
Year 3 of Fiscal 2021 PRSUs	$39.58	N/A	N/A	N/A	N/A	N/A
Fiscal 2022						
11/4/2021 PRSUs	$57.12	N/A	N/A	$63.56	0.61%	N/A
9/20/2021 PRSUs	$55.89	N/A	N/A	$64.48	0.42%	N/A
Year 2 of Fiscal 2021 PRSUs	$55.89	N/A	N/A	N/A	N/A	N/A
Year 3 of 9/18/2019 PRSUs	$54.04	0.0% – 0.1%	2.6%	N/A	N/A	N/A
Fiscal 2021						
12/18/2020 PRSUs	N/A	N/A	N/A	$51.33	0.17%	3.2%
10/14/2020 PRSUs	$39.81	0.1% – 0.2%	3.6%	$36.35	0.18%	3.6%
9/18/2020 PRSUs	$39.81	0.1% – 0.2%	3.6%	$37.97	0.16%	3.6%
Year 2 of 9/18/2019 PRSUs	$36.57	0.1%	3.6%	N/A	N/A	N/A
Year 3 of 9/18/2018 PRSUs	$38.01	0.1%	3.6%	N/A	N/A	N/A

(4) The amounts listed in the "Non-Equity Incentive Plan Compensation" column for fiscal 2023, 2022 and 2021 reflect the cash awards paid under the EIP for performance in the applicable fiscal year. See the "Fiscal 2023 Compensation" section in the CD&A for a description of the material terms, including how the variable cash incentive awards were determined for fiscal 2023.

(5) The amounts listed in the "All Other Compensation" column for fiscal 2023 include actual and estimated matching contributions by Cisco under the Deferred Compensation Plan, matching contributions that Cisco made under the 401(k) Plan, and other perquisites and personal benefits, and details about these amounts are set forth in the table below.

Name	Matching Contributions under Deferred Compensation Plan ($)[a]	Matching Contributions under 401(k) Plan ($)	Other ($)[b]	Total ($)
Charles H. Robbins	$42,769	$15,525	$19,759[c]	$78,053
R. Scott Herren	$52,650	$13,767	$ –	$66,417
Maria Martinez	–	$13,941	$ –	$13,941
Jeff Sharritts	–	$15,525	$ –	$15,525
Dev Stahlkopf	–	$15,525	$ –	$15,525

(a) This includes matching contributions related to fiscal 2023 salary deferred during calendar year 2022 as well as fiscal 2023 salary and non-equity incentive plan compensation deferred during calendar year 2023 that is expected to be credited at the end of calendar year 2023. See the "Compensation Committee Matters – Fiscal 2023 Compensation Tables – Nonqualified Deferred Compensation – Fiscal 2023" section for more information.

(b) In fiscal 2023, named executive officers were permitted to use the aircraft occasionally for non-business travel, subject to availability and reimbursing Cisco for the incremental cost of the flight. Additionally, in fiscal 2023, guests of named executive officers were permitted to ride along on Cisco's leased corporate aircraft when the aircraft was already going to a specific destination for a business purpose, provided there was no more than a de minimis incremental cost. See the "Fiscal 2023 Compensation – Perquisites" section in the CD&A for a description of our Aircraft Policy and the method Cisco used in determining the incremental cost for personal use.

(c) The amount listed in the "All Other Compensation" column for fiscal 2023 for Mr. Robbins includes de minimis incremental catering costs for guests related to use of the corporate aircraft and personal expenses in connection with the attendance of his spouse and other guests at required business trips where the presence of spouses/partners was expected. In addition, Cisco security practices provide that the CEO be driven to and from work by an authorized car service and personal security driver. Cisco does not consider these security

expenses to be personal benefits since these expenses arise from the nature of Mr. Robbins' employment by Cisco. However, the disclosure regulations require certain security expenses to be reported as personal benefits. The amount reported for such security expenses is the incremental cost to Cisco of providing security personnel employed by Cisco and third-party security vendors. For Cisco security personnel, the incremental cost includes meals, lodging and travel. Compensation is not included because Cisco already incurs that cost for business purposes. For third-party security vendors, the incremental cost is their actual cost. The incremental cost for the authorized car service and personal security driver is the actual cost.

[6] As part of his new hire compensation package and as consideration for the compensation he forfeited when he left his prior employer, the Compensation Committee approved the payment to Mr. Herren of an $8 million cash bonus paid in December 2020.

[7] As part of her new hire compensation package and as consideration for the compensation she forfeited when she left her prior employer, the Compensation Committee approved the payment to Ms. Stahlkopf of a $2.2 million cash bonus paid in August 2021.

The following table provides information on cash-based performance awards and stock unit awards in fiscal 2023 to each of Cisco's named executive officers. There can be no assurance that the Grant Date Fair Value of the Stock Awards, as listed in this table, will ever be realized. These Grant Date Fair Value amounts also are included in the "Stock Awards" column of the Summary Compensation Table.

Grants of Plan–Based Awards – Fiscal 2023

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[1]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Charles H. Robbins	[2]	–	$3,614,000	$7,228,000					
	10/11/22[3]				8,187	368,446	738,365		$ 5,200,029
	10/11/22[4]				63,163	378,980	757,960		$ 5,000,023
	10/11/22[5]							262,759	$10,400,001
R. Scott Herren	[2]	–	$1,390,718	$2,781,436					
	10/11/22[3]				3,673	165,329	331,319		$ 2,333,357
	10/11/22[4]				21,054	126,327	252,654		$ 1,666,674
	10/11/22[5]							176,857	$ 7,000,000
Maria Martinez	[2]	–	$1,390,718	$2,781,436					
	10/11/22[3]				3,411	153,520	307,654		$ 2,166,707
	10/11/22[4]				21,054	126,327	252,654		$ 1,666,674
	10/11/22[5]							164,225	$ 6,500,026
Jeff Sharritts	[2]	–	$1,280,000	$2,560,000					
	10/11/22[3]				2,624	118,092	236,656		$ 1,666,672
	10/11/22[4]				16,843	101,062	202,124		$ 1,333,371
	10/11/22[5]							126,327	$ 5,000,023
Dev Stahlkopf	[2]	–	$1,129,149	$2,258,298					
	10/11/22[3]				2,230	100,378	201,157		$ 1,416,696
	10/11/22[4]				16,843	101,062	202,124		$ 1,333,371
	10/11/22[5]							107,378	$ 4,250,021

[1] The grant date fair value is computed in accordance with FASB ASC Topic 718 for PRSUs and RSUs granted during the applicable fiscal year under the 2005 Stock Incentive Plan. See footnote 3(b) of the Summary Compensation Table for more information on, and assumptions used for, the grant date fair value of the PRSUs. For time-based RSU awards without dividend equivalent rights, the grant date fair value was determined using the closing share price of Cisco common stock on the date of grant, adjusted for the present value of expected dividends. For time-based RSU awards with dividend equivalent rights, the grant date fair value was determined using the closing share price of Cisco common stock on the date of grant. Excludes the grant date fair value for the operating goal performance-related component of the fiscal 2022 and fiscal 2021 awards based on the probable or target outcome of the fiscal 2023 operating goal performance-related component because these PRSUs were not awarded in fiscal 2023. The amounts included in the "Stock Awards" column of the Summary Compensation Table for fiscal 2023 related to the PRSUs awarded in fiscal 2022 and 2021 in aggregate are as follows: $3,508,925 for Mr. Robbins; $3,201,824 for Mr. Herren; $1,471,941 for Ms. Martinez; $379,124 for Mr. Sharritts; and $564,530 for Ms. Stahlkopf.

[2] These rows represent possible payouts pursuant to the annual cash incentive awards under the EIP for fiscal 2023. The EIP did not contain any threshold value for fiscal 2023. For more information about the material terms of these payments, see the CD&A.

- For Mr. Robbins, the target and maximum values are calculated by multiplying 260% (target) and 520% (maximum), respectively, by his annual base salary during fiscal 2023.

- For Mr. Herren, Ms. Martinez, and Ms. Stahlkopf, the target and maximum values are calculated by multiplying 160% (target) and 320% (maximum) by his or her pro-rated annual base salary during fiscal 2023.

- For Mr. Sharritts, the target and maximum values are calculated by multiplying 160% (target) and 320% (maximum), respectively, by his annual base salary during fiscal 2023.

[3] The amounts shown in these rows reflect, in share amounts, the threshold, target, and maximum potential awards of PRSUs for the fiscal 2023 performance period. The material terms of these PRSUs, which are completely at risk, are further described in the section titled "Long-Term, Equity-Based Incentive Awards" of the CD&A and footnote 3 to the Summary Compensation Table.

(4) The amounts shown in these rows reflect, in share amounts, the threshold, target, and maximum potential awards of transformational PRSUs for the fiscal 2023 performance period. The material terms of these PRSUs, which are completely at risk, are further described in the section titled "Long-Term, Equity-Based Incentive Awards" of the CD&A and footnote 3 to the Summary Compensation Table.

(5) RSUs granted under the 2005 Stock Incentive Plan and vests 34% on November 10, 2023, and 8.25% quarterly thereafter. Each award is settled in shares on each vesting date.

The following table shows the number of Cisco unvested restricted stock units held by Cisco's named executive officers as of July 29, 2023.

Outstanding Equity Awards At Fiscal 2023 Year-End

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)[(a)]	Market Value of Shares or Units of Stock That Have Not Vested ($)[(b)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[(a)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[(b)]
Charles H. Robbins	13,465[(1)]	$ 701,392		
	80,596[(2)]	$ 4,198,249		
	296,457[(3)]	$15,442,445		
	105,478[(10)]	$ 5,494,371		
	4,728[(13)]	$ 246,284		
	269,016[(16)]	$14,013,064		
			235,097[(12)]	$12,246,224
			10,533[(14)]	$ 548,690
			755,949[(17)]	$39,377,372
			388,005[(18)]	$20,211,187
R. Scott Herren	25,118[(6)]	$ 1,308,374		
	68,379[(7)]	$ 3,561,862		
	81,674[(8)]	$ 4,254,399		
	52,323[(10)]	$ 2,725,886		
	181,069[(16)]	$ 9,431,869		
			116,621[(12)]	$ 6,074,783
			339,209[(17)]	$17,669,413
			129,335[(18)]	$ 6,737,080
Maria Martinez	5,524[(1)]	$ 287,745		
	33,067[(2)]	$ 1,722,444		
	121,622[(3)]	$ 6,335,290		
	15,463[(9)]	$ 805,484		
	47,567[(10)]	$ 2,477,789		
	168,136[(16)]	$ 8,758,199		
			106,019[(12)]	$ 5,522,535
			314,980[(17)]	$16,407,312
			129,335[(18)]	$ 6,737,080
Jeff Sharritts	3,240[(1)]	$ 168,772		
	11,949[(4)]	$ 622,423		
	31,108[(5)]	$ 1,620,416		
	29,071[(9)]	$ 1,514,308		
	16,005[(10)]	$ 833,700		
	52,941[(15)]	$ 2,757,687		
	129,335[(16)]	$ 6,737,080		
			27,230[(12)]	$ 1,418,397
			242,291[(17)]	$12,620,957
			103,469[(18)]	$ 5,389,685
Dev Stahlkopf	28,541[(10)]	$ 1,486,684		
	37,997[(11)]	$ 1,979,268		
	109,935[(16)]	$ 5,726,521		
			91,001[(12)]	$ 4,740,249
			205,948[(17)]	$10,727,806
			103,469[(18)]	$ 5,389,685

[(a)] For the RSUs and PRSUs granted in fiscal 2022 and fiscal 2023, the amounts in these columns include accrued dividend equivalents (assuming a target payout with respect to PRSUs).

[(b)] The market values of the RSUs that have not vested and the unearned PRSUs are calculated by multiplying the number of units shown in the table by the fiscal 2023 year-end closing price of Cisco common stock of $52.09.

Vesting Schedule for Unvested Restricted Stock Units

Note	Grant	Incremental Vesting Date
(1)	9/18/19	25% on 11/10/20; 6.25% quarterly thereafter
(2)	9/18/20	25% on 11/10/21; 6.25% quarterly thereafter
(3)	9/18/20	Represents shares earned under fiscal 2021 PRSUs based on Cisco's performance through the end of the three-year performance period covering fiscal 2021, fiscal 2022 and fiscal 2023. These shares were earned following certification of the operating and TSR performance goals by the Compensation Committee. The earned fiscal 2021 PRSUs remain subject to the executive officer's continued employment (other than for any named executive officer who is eligible for retirement vesting) and the Compensation Committee's discretion to further review and reduce the number of earned PRSUs until they settle on 11/10/23.
(4)	10/14/20	25% on 11/10/21; 6.25% quarterly thereafter
(5)	10/14/20	Represents shares earned under fiscal 2021 PRSUs based on Cisco's performance through the end of the three-year performance period covering fiscal 2021, fiscal 2022 and fiscal 2023. These shares were earned following certification of the operating and TSR performance goals by the Compensation Committee. The earned fiscal 2021 PRSUs remain subject to the executive officer's continued employment (other than for any named executive officer who is eligible for retirement vesting) and the Compensation Committee's discretion to further review and reduce the number of earned PRSUs until they settle on 11/10/23.
(6)	12/18/20	25% on 2/10/22; 6.25% quarterly thereafter
(7)	12/18/20	Represents shares earned under PRSUs based on Cisco's performance through the end of the one-year performance period covering fiscal 2023. These shares were earned following certification of the operating and TSR performance goals by the Compensation Committee. The earned PRSUs remain subject to the executive officer's continued employment (other than for any named executive officer who is eligible for retirement vesting) and the Compensation Committee's discretion to further review and reduce the number of earned PRSUs until they settle on 11/10/23.
(8)	12/18/20	Represents shares earned under PRSUs based on Cisco's operating performance through the end of the performance period covering fiscal 2022 and fiscal 2023, and Cisco's TSR relative to the S&P 500 Index over a 2.5-year performance period from the beginning of Cisco's third quarter of fiscal 2021 through the end of fiscal 2023. These shares were earned following certification of the operating and TSR performance goals by the Compensation Committee. The earned PRSUs remain subject to the executive officer's continued employment (other than for any named executive officer who is eligible for retirement vesting) and the Compensation Committee's discretion to further review and reduce the number of earned PRSUs until they settle on 11/10/23.
(9)	2/3/21	25% on 2/10/22; 6.25% quarterly thereafter
(10)	9/20/21	25% on 11/10/22; 6.25% quarterly thereafter
(11)	9/20/21	25% on 9/10/22; 6.25% quarterly thereafter
(12)	9/20/21	PRSUs that are earned and settled on 11/10/24 subject to (i) the achievement of two operating goal performance metrics, operating cash flow and EPS, subject to annual goals that are pre-established at the beginning of each of fiscal 2022, fiscal 2023 and fiscal 2024; (ii) Cisco's TSR relative to the S&P 500 Index over a three-year period covering fiscal 2022, fiscal 2023 and fiscal 2024; and (iii) the executive officer's employment through the settlement date. The number of shares and the payout value for the PRSUs reflect payout at target since Cisco's operating performance and relative TSR performance for the first two years of the three-year performance period did not exceed target levels. Each PRSU is subject to the Compensation Committee's negative discretion when approving the settlement thereof.
(13)	11/4/21	25% on 11/10/22; 6.25% quarterly thereafter
(14)	11/4/21	PRSUs that are earned and settled on 11/10/24 subject to (i) the achievement of two operating goal performance metrics, operating cash flow and EPS, subject to annual goals that are pre-established at the beginning of each of fiscal 2022, fiscal 2023 and fiscal 2024; (ii) Cisco's TSR relative to the S&P 500 Index over a three-year period covering fiscal 2022, fiscal 2023 and fiscal 2024; and (iii) the executive officer's employment through the settlement date. The number of shares and the payout value for the PRSUs reflect payout at target since Cisco's operating performance and relative TSR performance for the first two years of the three-year performance period did not exceed target levels. Each PRSU is subject to the Compensation Committee's negative discretion when approving the settlement thereof.
(15)	6/9/22	25% on 6/10/23; 6.25% quarterly thereafter
(16)	10/11/22	34% on 11/10/23; 8.25% quarterly thereafter
(17)	10/11/22	PRSUs that are earned and settled on 11/10/25 subject to (i) the achievement of two operating goal performance metrics, operating cash flow and EPS, subject to annual goals that are pre-established at the beginning of each of fiscal 2023, fiscal 2024 and fiscal 2025; (ii) Cisco's TSR relative to the S&P 500 Index over a three-year period covering fiscal 2023, fiscal 2024 and fiscal 2025; and (iii) the executive officer's employment through the settlement date. The number of shares and the payout value for the PRSUs reflect payout at maximum since Cisco's operating performance and relative TSR performance for the first year of the three-year performance period exceeded target levels. Each PRSU is subject to the Compensation Committee's negative discretion when approving the settlement thereof.
(18)	10/11/22	PRSUs that are earned and settled on 11/10/25 subject to (i) the achievement of a product ARR performance metric that is pre-established at the beginning of each of fiscal 2023, fiscal 2024 and fiscal 2025; and (ii) the executive officer's employment through the settlement date. The number of shares and the payout value for the PRSUs reflect payout at target since Cisco's product ARR performance for the first year of the three-year performance period did not exceed target levels. Each PRSU is subject to the Compensation Committee's negative discretion when approving the settlement thereof.

The following table shows the number of shares acquired by each of the named executive officers during fiscal 2023 through vesting of restricted stock units (including restricted stock units granted upon the satisfaction of a performance condition). The table also presents the value realized upon such vesting, as calculated based on the closing share price of Cisco's common stock on the Nasdaq Global Select Market on the vesting date. No stock options were exercised by the named executive officers during fiscal 2023, and there were no outstanding stock options held by the named executive officers as of July 29, 2023.

Option Exercises and Stock Vested – Fiscal 2023

Name	Stock Awards[1]	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Charles H. Robbins	313,770	$14,417,779
R. Scott Herren	122,644	$ 5,658,523
Maria Martinez	139,359	$ 6,407,726
Jeff Sharritts	78,512	$ 3,695,426
Dev Stahlkopf	45,612	$ 2,132,878

[1] Includes 23,090 shares subject to fully vested deferred stock units for Mr. Herren. These fully vested deferred stock units amounts also include dividend equivalents which accrued during fiscal 2023. As elected by the named executive officer, these shares will be deferred until either (i) the employee's separation from service with Cisco or (ii) the earlier of an elected future settlement date or the employee's separation from service with Cisco, in each case in accordance with Code Section 409A. For the values realized on vesting of the deferred stock units, see the "Nonqualified Deferred Compensation – Fiscal 2023" table below.

The following table shows the contributions and earnings during fiscal 2023, and account balance as of July 29, 2023, for named executive officers under the Deferred Compensation Plan or the 2005 Stock Incentive Plan, as the case may be.

Nonqualified Deferred Compensation – Fiscal 2023

Name	Plan	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Balance at Last Fiscal Year-End ($)[4]
Charles H. Robbins	Deferred Compensation Plan	$ 42,769	$42,769	$ (42,217)	$ 1,590,918
	2005 Stock Incentive Plan	$ –	$ –	$2,229,556	$14,246,980
R. Scott Herren	Deferred Compensation Plan	$ 147,632	$52,650	$ 30,716	$ 417,745
	2005 Stock Incentive Plan	$1,020,784	$ –	$ 327,461	$ 1,348,245
Maria Martinez	Deferred Compensation Plan	$ –	$ –	$ –	$ –
Jeff Sharritts	Deferred Compensation Plan	$ –	$ –	$ –	$ –
Dev Stahlkopf	Deferred Compensation Plan	$ –	$ –	$ –	$ –

[1] The executive contribution amounts under the Deferred Compensation Plan were included in fiscal 2023 compensation in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table, as applicable. The executive contribution amount under the 2005 Stock Incentive Plan represents the value of fully vested deferred stock units based on the closing share price of Cisco's common stock on the Nasdaq Global Select Market on the vesting date and is included in the "Value Realized on Vesting" column of the Option Exercises and Stock Vested – Fiscal 2023 table.

[2] These amounts were included in the "All Other Compensation" column of the Summary Compensation Table. Matching contributions under the Deferred Compensation Plan are made to eligible participants following the end of each calendar year. Generally, the matching contribution rate for calendar year 2023 will be, and the matching contribution rate for calendar year 2022 was, 4.5% of eligible compensation over the Code Section 401(a)(17) limit for each calendar year ($330,000 for 2023 and $305,000 for 2022), with a $1,500,000 cap on eligible compensation for each calendar year. The matching contribution rate for calendar years 2023 and 2022 is the same as in the 401(k) Plan for both years. Participants must be actively employed by Cisco on the last day of a calendar year to receive a matching contribution under the Deferred Compensation Plan. The amounts in this column reflect the sum of (i) actual calendar year 2022 matching contributions, excluding the portion of those contributions related to deferrals of fiscal 2022 salary and non-equity incentive plan compensation, and (ii) estimated calendar year 2023 matching contributions related to deferrals of fiscal 2023 salary and non-equity incentive plan compensation during calendar year 2023 that are expected to be credited to the accounts of the named executive officers at the end of calendar year 2023.

[3] None of the amounts in this column are included in the Summary Compensation Table because plan earnings were not preferential or above-market.

[4] The following amounts included in this column for the Deferred Compensation Plan also have been reported in the Summary Compensation Table as compensation for fiscal 2023 or a prior fiscal year: Mr. Robbins, $1,640,818; and Mr. Herren, $378,304. The aggregate grant date fair value of the fully vested deferred stock units under the 2005 Stock Incentive Plan included in this column that has been reported in the Summary Compensation Table as compensation for fiscal 2023 or a prior fiscal year for Mr. Robbins was $7,090,254 and Mr. Herren, $1,237,488. The deferred equity amounts included in this column are valued using the fiscal 2023 year-end closing share price of Cisco common stock of $52.09.

The Deferred Compensation Plan, which became effective on June 25, 2007, is an unfunded and unsecured deferred compensation arrangement that is designed to allow the participants to defer a specified percentage of their base salary (up to 75%), commissions and/or eligible bonuses (up to 100%) in a manner similar to the way in which the 401(k) Plan operates, but without regard to the maximum deferral limitations imposed on 401(k) plans by the Code. The Deferred Compensation Plan is designed to comply with Code Section 409A. As required by applicable law, participation in the Deferred Compensation Plan is available to a group of Cisco's management employees, which group includes each of Cisco's named executive officers.

Amounts deferred by each participant pursuant to the Deferred Compensation Plan are credited to a bookkeeping account maintained on behalf of that participant. Amounts credited to each participant under the Deferred Compensation Plan are periodically adjusted for earnings and/or losses at a rate that is equal to one or more of the measurement funds selected by the 401(k) Plan Committee and elected by a participant. Currently, the measurement funds consist of the following: Fidelity Money Market Fund; iShares Core Total U.S. Bond Market ETF Trust; SPDR S&P 500 ETF Trust; SPDR S&P MidCap 400 ETF Trust; iShares Russell 2000 Index Fund; iShares MSCI EAFE Index Fund; BlackRock LifePath Index Retirement Fund; BlackRock LifePath Index 2030 Fund; BlackRock LifePath Index 2040 Fund; and BlackRock LifePath Index 2050 Fund.

In addition, Cisco may credit additional matching amounts to a participant's account for any plan year as determined by the Compensation Committee. For calendar years 2023 and 2022, there are matching contributions on deferrals over the Internal Revenue Service limitation on compensation that may be taken into account under the 401(k) Plan ($330,000 for 2023 and $305,000 for 2022). Generally, the matching contribution rate for calendar year 2023 will be, and the matching contribution rate for calendar year 2022 was, 4.5% of eligible compensation over the Code Section 401(a)(17) limit, with a $1,500,000 cap on eligible compensation for each calendar year. The matching contribution rate for calendar years 2023 and 2022 is the same as in the 401(k) Plan for both years. Participants must be actively employed by Cisco on the last day of a calendar year to receive a matching contribution under the Deferred Compensation Plan.

Distributions are made in accordance with elections filed by participants at the time of their deferral elections and distributions are expected to occur on specified future distribution dates or after participant's separation of service. No withdrawals are permitted prior to the previously elected distribution date, other than withdrawals for certain severe financial hardships as permitted by applicable law.

Under the 2005 Stock Incentive Plan, at the election of an eligible employee, the settlement of vested shares underlying RSUs may be deferred until either (i) the employee's separation from service with Cisco or (ii) the earlier of an elected future settlement date or the employee's separation from service with Cisco, in each case in accordance with Code Section 409A. Since the fiscal 2016 annual equity grants, vested and deferred time-based RSUs have been credited with dividend equivalents.

Potential Payments upon Termination or Change in Control

Acceleration of Equity Awards

As described above in the CD&A, each outstanding award to all employees under the 2005 Stock Incentive Plan that is subject to vesting provisions, and each PRSU awarded from time to time (including any accrued dividend equivalents, if applicable), will vest in full (at target levels for PRSUs) and, if applicable, become immediately exercisable in the event that Cisco is acquired by merger or asset sale, unless the award or related agreement is assumed or replaced by the acquiring entity.

The Compensation Committee has adopted a policy (the "Death and Terminal Illness Policy") that applies to each outstanding award to all employees (other than as described in this paragraph) and that can be revoked or changed at any time. Pursuant to this policy, if the holder of such an award dies or becomes terminally ill, his or her aggregate awards will generally vest in an amount (at target levels for PRSUs) equal to the greater of (a) 100% of the unvested shares subject to the awards up to a total value of $10 million, net of aggregate exercise or purchase price, or (b) up to one year of vesting from the date of death or determination of terminal illness. For purposes of this policy, shares subject to each award are valued based on the closing share price of Cisco common stock on the date of death or determination of terminal illness.

In the event of the retirement of a named executive officer, and to the extent the named executive officer meets certain retirement eligibility criteria described in the award agreement and complies with certain post-retirement covenants, all PRSUs will continue to vest and any earned PRSUs, based on the satisfaction of the performance metrics, will be settled in Cisco shares after the end of the performance period. Further, PRSUs will be forfeited and provide no value to its holder to the extent a named executive officer violates specific post-retirement covenants. Beginning with the fiscal 2024 equity awards, in the event of the retirement of any RSU award recipient, including each of our named executive officers, and to the extent the RSU award recipient satisfies the specific retirement eligibility criteria described in the award agreement, any unvested portion of the RSUs will vest upon the award recipient's retirement.

The table below sets forth the values that the named executive officers would derive in the event of (a) a change in control in which the awards are not assumed or replaced by the acquiror, (b) the death or terminal illness of the named executive officer, or (c) the retirement of the named executive officer, that in each case hypothetically occurred on the last business day of fiscal 2023. For RSUs and PRSUs, the value is based upon the fiscal 2023 year-end closing share price of Cisco common stock of $52.09.

Potential Payments – Accelerated Equity Awards

| Name | Change in Control | | |
	Awards are not Assumed or Replaced by Acquiror ($)[1]	Death or Terminal Illness ($)[2]	Retirement ($)[3]
Charles H. Robbins	$112,479,277	$29,762,743	$36,284,518
R. Scott Herren	$ 51,763,667	$13,181,227	$ —
Maria Martinez	$ 49,053,878	$14,239,824	$15,357,583
Jeff Sharritts	$ 33,683,425	$10,000,000	$ 3,951,885
Dev Stahlkopf	$ 30,050,213	$10,000,000	$ —

[1] Represents the value of accelerated RSUs and PRSUs.

[2] Represents the greater of (i) the value of full acceleration of unvested RSUs and PRSUs, up to the limit of $10 million, assuming those awards were to be accelerated under the Death and Terminal Illness Policy or (ii) up to one year of vesting of unvested stock awards from the date of death or determination of terminal illness. These values have not been, and may never be, realized.

[3] Represents the value of retirement eligible PRSUs assuming shares were earned based on actual performance for the portion of the performance period that has been completed and target performance for the remainder. These values have not been, and may never be, realized. Further, PRSUs will be forfeited and provide no value to its holder to the extent the holder violates specific post-retirement covenants.

CEO Pay Ratio

Presented below is the ratio of annual total compensation of our CEO to the annual total compensation of our median employee. The ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act. SEC rules for identifying the median employee allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

As determined in accordance with SEC rules, the fiscal 2023 annual total compensation was $31,843,708 for our CEO, as reported in the Summary Compensation Table, and $119,165 for our median employee, and the ratio of these amounts is 267 to 1. The Compensation Committee considers our CEO pay ratio in reviewing and establishing CEO compensation.

As permitted by SEC rules, to identify our median employee, we elected to use the target annual total cash compensation of each employee as of the end of fiscal 2023. For these purposes, target annual total cash compensation included annual base salary or hourly wages, target cash incentives, target commissions, and comparable cash elements of compensation in non-U.S. jurisdictions and was calculated using internal human resources records with all foreign currencies converted to U.S. dollars. All amounts were annualized for permanent employees who did not work for the entire year.

We selected the median employee from among our global population of employees as of the end of fiscal 2023. As permitted by SEC rules, we excluded 271 employees, representing approximately 0.3% of our global population of employees, who joined Cisco during fiscal 2023 as part of our acquisitions of ArmorBlox, Inc., Lightspin Technologies Ltd., Smartlook, s.r.o., Syrmia Networks, and Valtix, Inc. when making this determination. Except for the employees excluded on the basis of these acquisitions completed in fiscal 2023, we did not exclude any other employees whether pursuant to the de minimis exemption for foreign employees or any other permitted exclusion.

Pay Versus Performance

The following table and footnotes set forth the "total compensation" earned by our CEO (referred to in the tables below and related information as our principal executive officer ("PEO")) and the average "total compensation" earned by our named executive officers other than our CEO ("Non-PEO NEOs") as reported in the Summary Compensation Table for the past three fiscal years, as well as the "Compensation Actually Paid," as calculated pursuant to Item 402(v) of Regulation S-K, and certain performance measures required by the rules.

| Fiscal Year (a) | Summary Compensation Table Total for PEO[1] ($) (b) | Compensation Actually Paid to PEO[1][2][3] ($) (c) | Average Summary Compensation Table Total for Non-PEO NEOs[1] ($) (d) | Average Compensation Actually Paid to Non-PEO NEOs[1][2][3] ($) (e) | Value of Initial Fixed $100 Investment based on:[4] | | Net Income ($ millions) (h) | EPS[5] ($) (i) |
					TSR ($) (f)	Peer Group TSR ($) (g)		
2023	$31,843,708	$74,562,431	$13,576,781	$28,288,977	$123.09	$176.00	$12,613	$3.80
2022	$29,283,936	$ 6,127,283	$12,122,712	$ 5,217,104	$103.83	$138.92	$11,812	$3.34
2021	$25,446,695	$32,079,813	$10,298,861	$12,708,231	$123.13	$147.03	$10,591	$3.21

[1] Mr. Robbins was our PEO for each year presented. The individuals comprising the Non-PEO NEOs for each fiscal year presented are listed below.

2021	2022	2023
R. Scott Herren	R. Scott Herren	R. Scott Herren
Gerri Elliott	Maria Martinez	Maria Martinez
Maria Martinez	Jeff Sharritts	Jeff Sharritts
Kelly A. Kramer	Dev Stahlkopf	Dev Stahlkopf
Irving Tan	Gerri Elliott	
Mark Chandler		

[2] The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by our named executive officers, including with respect to equity awards, which remain subject to forfeiture if the vesting conditions are not satisfied. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

[3] Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for our PEO and our Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the amounts from the Stock Awards column set forth in the Summary Compensation Table.

Fiscal Year	Summary Compensation Table Total for PEO ($)	Exclusion of Stock Awards for PEO ($)	Inclusion of Equity Values for PEO ($)	Compensation Actually Paid to PEO ($)
2023	$31,843,708	$(24,108,979)	$66,827,702	$74,562,431
2022	$29,283,936	$(24,866,549)	$ 1,709,896	$ 6,127,283
2021	$25,446,695	$(19,415,798)	$26,048,916	$32,079,813

Fiscal Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023	$13,576,781	$(10,487,753)	$25,199,949	$28,288,977
2022	$12,122,712	$ (9,942,041)	$ 3,036,433	$ 5,217,104
2021	$10,298,861	$ (7,342,152)	$ 9,751,522	$12,708,231

The amounts in the Inclusion of Equity Values in the tables above are derived as set forth in the following tables:

Fiscal Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO ($)	Total – Inclusion of Equity Values for PEO ($)
2023	$57,762,830	$ 8,727,749	$ –	$ 337,123	$ –	$66,827,702
2022	$16,875,440	$(15,886,837)	$ –	$ 721,293	$ –	$ 1,709,896
2021	$28,198,290	$ 2,222,353	$ –	$(4,371,727)	$ –	$26,048,916

Fiscal Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total – Average Inclusion of Equity Values for Non-PEO NEOs ($)
2023	$22,072,806	$ 2,932,186	$ –	$ 194,957	$ –	$25,199,949
2022	$ 7,230,448	$(4,318,030)	$ –	$ 124,015	$ –	$ 3,036,433
2021	$10,562,991	$ 745,146	$ –	$(1,225,433)	$(331,182)	$ 9,751,522

[4] The Peer Group TSR set forth in this table utilizes the S&P 500 Information Technology Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the 2023 fiscal year. The comparison assumes $100 was invested for the period from July 25, 2020 through the end of our listed fiscal year and of the S&P 500 Information Technology Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

[5] We determined EPS to be the most important financial performance measure used to link company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in fiscal 2023 and therefore selected this measure as the fiscal 2023 "Company-Selected Measure" as defined in Item 402(v) of Regulation S-K. More information on EPS, including an explanation of the determination of EPS pursuant to the fiscal 2023 PRSUs and pursuant to the Compensation Committee's exercise of negative discretion, can be found in the CD&A above. This performance measure may not have been the most important financial performance measure for years 2021 and 2022 and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Cisco's Cumulative TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our cumulative TSR over the three most recently completed fiscal years.



PEO and Average Non-PEO NEO Compensation Actually Paid Versus Cisco TSR

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the three most recently completed fiscal years.



PEO and Average Non-PEO NEO Compensation Actually Paid Versus Cisco Net Income

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and EPS

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and EPS, our "Company-Selected Measure" as defined in Item 402(v) of Regulation S-K, during the three most recently completed fiscal years.



PEO and Average Non-PEO NEO Compensation Actually Paid Versus Cisco EPS

Relationship Between Cisco's Cumulative TSR and Peer Group TSR

The following chart compares our cumulative TSR over the three most recently completed fiscal years to that of the S&P 500 Information Technology Index over the same period.



Comparison of Cumulative TSR of Cisco and S&P 500 Information Technology

Financial Performance Measures

As described in greater detail in the CD&A above, our executive compensation program reflects Cisco's pay-for-performance compensation philosophy. The following table presents the financial performance measures, each as further described in the CD&A above, that we consider to have been the most important in linking Compensation Actually Paid to our PEO and other named executive officers for fiscal 2023 to our performance.

Revenue
Operating Income
Operating Cash Flow
EPS
Relative TSR
Product ARR

Ownership of Securities

The following table sets forth information known to Cisco with respect to beneficial ownership of Cisco common stock as of September 1, 2023, after giving effect to the appointment of Daniel H. Schulman as a director on October 10, 2023 and as adjusted to reflect subsequent grants of deferred stock units and accruals of dividend equivalents, for (i) each director and nominee, (ii) each holder of 5.0% or greater of Cisco common stock, (iii) Cisco's CEO, CFO, and the other named executive officers listed in the "Summary Compensation Table" section, and (iv) all executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to Cisco's knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned. The number of shares beneficially owned by each person or group as of September 1, 2023 includes shares of common stock that such person or group had the right to acquire on or within 60 days after September 1, 2023, including, but not limited to, upon the exercise of options or the vesting of RSUs. References to RSUs in the footnotes of the table below include only RSUs outstanding as of September 1, 2023 that would vest or could settle on or within 60 days after September 1, 2023. References to accrued dividend equivalents on fully vested deferred RSUs in the footnotes of the table below also include dividend equivalents that will accrue on or within 60 days after September 1, 2023. Since these future dividend equivalents amounts are not currently determinable, they have been estimated using the closing price of Cisco common stock on September 1, 2023 of $57.84. For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the 4,054,857,783 shares of common stock outstanding on September 1, 2023 plus the number of shares of common stock that such person or group had the right to acquire on or within 60 days after September 1, 2023.

Name	Number of Shares Beneficially Owned	Percent Owned
The Vanguard Group[1]	380,520,233	9.4%
BlackRock, Inc.[2]	343,386,618	8.5%
M. Michele Burns[3]	79,558	*
Wesley G. Bush[4]	42,959	*
Michael D. Capellas	160,595	*
Mark Garrett[5]	28,535	*
John D. Harris II	15,542	*
R. Scott Herren[6]	1,503	*
Dr. Kristina M. Johnson[7]	66,522	*
Maria Martinez[8]	145,998	*
Roderick C. McGeary[9]	103,992	*
Sarah Rae Murphy[10]	6,533	*
Charles H. Robbins[11]	587	*
Daniel H. Schulman[12]	718	*
Jeff Sharritts[13]	11,339	*
Dev Stahlkopf[14]	4,222	*
Dr. Lisa T. Su[15]	33,354	*
Marianna Tessel[16]	18,916	*
All executive officers, directors and nominees as a group (16 Persons)[17]	720,873	*

* Less than one percent.

[1] Based on information set forth in a Schedule 13G filed with the SEC on February 9, 2023 by The Vanguard Group and certain related entities. The Vanguard Group reported that it has sole voting power with respect to 0 shares of common stock, sole dispositive power with respect to 363,070,808 shares of common stock, shared voting power with respect to 5,748,486 shares of common stock, and shared dispositive power with respect to 17,449,425 shares of common stock. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

[2] Based on information set forth in a Schedule 13G filed with the SEC on February 3, 2023 by BlackRock, Inc. and certain related entities. BlackRock, Inc. reported that it has sole voting power with respect to 310,683,730 shares of common stock and sole dispositive power with respect to all shares beneficially owned. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

[3] Includes 6,904 shares subject to fully vested deferred stock units.

[4] Represents 10,000 shares held by a trust, 30,404 shares subject to fully vested deferred stock units and 2,555 accrued dividend equivalents on such fully vested deferred restricted stock units.

[5] Represents 27,636 held by a trust and 899 shares held by family limited partnerships.

[6] Excludes 25,832 shares subject to fully vested deferred stock units and 1,832 accrued dividend equivalents on such fully vested deferred restricted stock units that will not settle on or within 60 days after September 1, 2023.

[7] Includes 41,906 shares subject to fully vested deferred stock units and 7,000 accrued dividend equivalents on such fully vested deferred restricted stock units.

[8] Includes 1,276 shares held by a trust.

[9] Includes 49,460 shares subject to fully vested deferred stock units.

[10] Represents 6,533 shares held by a trust.

[11] Excludes 243,000 shares subject to fully vested deferred stock units and 32,350 accrued dividend equivalents on such fully vested deferred restricted stock units that will not settle on or within 60 days after September 1, 2023.

[12] Represents 714 shares subject to fully vested deferred stock units and 4 accrued dividend equivalents on such fully vested deferred restricted stock units.

[13] Includes 4,236 shares subject to RSUs and 175 dividend equivalents accrued on certain RSUs.

[14] Represents 3,971 shares subject to RSUs and 251 dividend equivalents accrued on certain RSUs.

[15] Represents 6,000 shares held by spouse, 25,477 shares subject to fully vested deferred stock units and 1,877 accrued dividend equivalents on such fully vested deferred restricted stock units.

[16] Represents 17,950 shares subject to fully vested deferred stock units and 966 accrued dividend equivalents on such fully vested deferred restricted stock units.

[17] Includes 172,815 shares subject to fully vested deferred stock units, 12,402 accrued dividend equivalents on fully vested deferred restricted stock units, 8,207 shares subject to RSUs and 426 dividend equivalents accrued on certain RSUs.

Proposal No. 5 – Ratification of Independent Registered Public Accounting Firm

Cisco is asking the stockholders to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP ("PwC") as Cisco's independent registered public accounting firm for the fiscal year ending July 27, 2024. In the event the stockholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if the Audit Committee determines that such a change would be in Cisco's and its stockholders' best interests.

The Audit Committee is directly responsible for the appointment, determination of the compensation for, retention and oversight of the work of the independent registered public accounting firm retained to audit Cisco's consolidated financial statements. The Audit Committee has appointed PwC as Cisco's independent registered public accounting firm for fiscal 2024 and is responsible for pre-approving all audit and permissible non-audit services to be provided by PwC. PwC has audited Cisco's consolidated financial statements annually since fiscal 1988. In order to ensure continuing auditor independence, the Audit Committee considers non-audit fees and services when assessing auditor independence and periodically considers whether there should be a regular rotation of the independent registered public accounting firm. Further, in conjunction with the mandated rotation of the audit firm's lead engagement partner, the committee chair and other members of the Audit Committee are directly involved in the selection of PwC's new lead engagement partner, including the most recent selection of PwC's lead engagement partner for the period of service beginning with fiscal 2024. The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as Cisco's independent registered public accounting firm is in the best interests of Cisco and its stockholders. Representatives of PwC are expected to be present at the annual meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that those representatives will be available to respond to appropriate questions.

Principal Accountant Fees and Services

The following is a summary of the fees billed to Cisco by PwC for professional services rendered for the fiscal years ended July 29, 2023 and July 30, 2022:

Fee Category	Fiscal 2023 Fees	Fiscal 2022 Fees
Audit Fees	$23,864,000	$22,883,000
Audit-Related Fees	2,599,000	866,000
Tax Fees	3,486,000	2,957,000
All Other Fees	20,000	18,000
Total Fees	$29,969,000	$26,724,000

Audit Fees

Consists of fees billed for professional services rendered for the integrated audit of Cisco's consolidated financial statements and of its internal control over financial reporting, for review of the interim consolidated financial statements included in quarterly reports and for services that are normally provided by PwC, in its role as Cisco's principal accountant, in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Cisco's consolidated financial statements and are not reported under "Audit Fees". These services include independent assessments for service organization control reports, employee benefit plan audits, accounting consultations in connection with transactions, merger and acquisition due diligence, attest services that may or may not be required by statute or regulation, and consultations concerning new financial accounting and reporting standards.

Tax Fees

Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, assistance with tax reporting requirements and audit compliance, assistance with customs and duties compliance, value-added tax compliance, mergers and acquisitions tax compliance, and tax advice on international, federal and state tax matters. None of these services were provided under contingent fee arrangements. Tax compliance fees were $3,486,000 and $2,957,000 in fiscal 2023 and fiscal 2022, respectively.

All Other Fees

Consists of fees for professional services other than the services reported above, including permissible business process advisory and consulting services, fees for software licenses, and the translation of filings.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to report periodically to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Vote Required

The ratification of the appointment of PwC to serve as Cisco's independent registered public accounting firm for fiscal 2024 requires the affirmative vote of the holders of a majority of the votes properly cast (for the avoidance of doubt, abstentions and broker non-votes are not counted as votes cast for or against such matter).

Recommendation of the Board of Directors

The Board of Directors recommends that the stockholders vote **FOR** the ratification of the appointment of PwC to serve as Cisco's independent registered public accounting firm for the fiscal year ending July 27, 2024.

Audit Committee Report

The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC or be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that Cisco specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee has reviewed and discussed with Cisco's management and PricewaterhouseCoopers LLP the audited consolidated financial statements of Cisco contained in Cisco's Annual Report on Form 10-K for the 2023 fiscal year. The Audit Committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

The Audit Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from Cisco.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Cisco's Annual Report on Form 10-K for its 2023 fiscal year for filing with the SEC.

Submitted by the Audit Committee

 Mark Garrett (Chair)  M. Michele Burns  John D. Harris II  Roderick C. McGeary  Sarah Rae Murphy

Certain Relationships and Transactions with Related Persons

Cisco's Board has adopted a written related person transactions policy. The Audit Committee (or other committee designated by the Nomination and Governance Committee) reviews transactions that may be "related-person transactions," which are transactions between Cisco and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is a director, executive officer, nominee for director, or a greater than 5% beneficial owner of Cisco's common stock, in each case since the beginning of the last fiscal year, and their immediate family members.

This policy provides that, barring special facts or circumstances, a related person does not have a direct or indirect material interest in the following categories of transactions:

- employment-related compensation to executive officers that is determined by the Compensation Committee;
- compensation to non-employee directors that is reported in Cisco's proxy statement;
- transactions with another company at which:
  - ◻ the related person's only relationship is as a beneficial owner of less than 10% of that company's shares or as a limited partner holding interests of less than 10% in such partnership;
  - ◻ the related person is an employee (other than an executive officer) and/or a director, if the aggregate amount involved in a Cisco fiscal year does not exceed the greater of $1 million or 2% of that company's total annual revenues; or
  - ◻ the related person is the beneficial owner of less than a majority interest in that company (if the related person is solely related to Cisco because of its beneficial ownership of greater than 5% of Cisco's common stock);
- charitable contributions, grants or endowments to the Cisco Foundation or by Cisco or the Cisco Foundation to a charitable organization, foundation, or university at which the related person's only relationship is as an employee (or at which the related person is a trustee, director or executive officer if the aggregate amount involved in a Cisco fiscal year does not exceed $300,000), or any non-discretionary matching contribution, grant, or endowment made pursuant to a matching gift program;
- transactions where the related person's interest arises solely from the ownership of publicly traded securities issued by Cisco and all holders of such securities receive proportional benefits;
- transactions involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;
- transactions where the rates or charges involved are determined by competitive bids;
- transaction involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority;
- ordinary course business travel and expenses, advances and reimbursements; and
- payments made pursuant to (i) directors and officers insurance policies, (ii) Cisco's certificate of incorporation or bylaws, and/or (iii) any policy, agreement or instrument previously approved by Cisco's Board, such as indemnification agreements.

When transactions involving related persons do not fall into one of the above categories, they are reviewed by Cisco's disclosure committee. The disclosure committee determines whether a related person could have a significant interest in such a transaction, and any such transaction is referred to the Audit Committee (or other designated committee). Transactions may also be identified through Cisco's COBC or other policies and procedures and reported to the Audit Committee (or other designated committee). That committee reviews the material facts of all related-person transactions and either approves, ratifies, rescinds, or takes other appropriate action (in its discretion) with respect to the transaction. There are no related person transactions to report.

Stockholder Proposal

Proposal No. 6 – Stockholder Proposal

Fondo Etica Azionario fund (Etica Sgr S.p.A.), as lead filer, and other co-filers have notified us that the lead filer or a designee intend to present the following proposal at the meeting:

Resolution: Tax Transparency

RESOLVED: Shareholders request that the Board of Directors issue a tax transparency report to shareholders, at reasonable expense and excluding confidential information, prepared in consideration of the indicators and guidelines set forth in the Global Reporting Initiative's (GRI) Tax Standard.

Supporting Statement

Profit shifting by corporations is estimated to cost the US government $70 – 100 billion annually.[1] Globally, the OECD estimates revenue losses of $100 – 240 billion.[2] The PRI, representing investors with $89 trillion assets under management, states that tax avoidance is key driver of global inequality.[3]

In October 2021, 136 countries agreed to a framework for global tax reform.[4] In the US, increases in infrastructure and social spending are linked to tax reforms.[5] The proposed Disclosure of Tax Havens and Offshoring Act will require public country-by-country reporting (CbCR) of financial (including tax) data by SEC- registered companies. In November 2021, the European Union approved a directive to implement a form of public CbCR for multinationals operating in the European Union with group revenue of over $860 million.[6]

In April 2023, Australia introduced legislation which calls for multinational corporations of a certain size, operating in Australia to publicly disclose the information in their Country-by-Country reports (CbCr) broken down by jurisdiction, as well as publicly disclosing other new tax and financial information – also by each jurisdiction – not currently disclosed in confidential CbCr. The disclosures called for in the legislation are largely adopted from GRI Standard 207.[7]

Currently, Cisco does not provide disaggregated profits or tax payments in non-US markets, challenging investors' ability to evaluate the risks to our company of taxation reforms, or whether Cisco is engaged in responsible tax practices that ensure long term value creation for the company and the communities in which it operates. Cisco's approach to taxation has been repeatedly challenged by tax authorities globally.[8] In 2021, TaxWatch alleged that Cisco avoided £68 million UK taxes in 2019.[9]

The GRI Standards are the world's most utilized reporting standard.[10] The GRI Tax Standard was developed in response to investor concerns regarding the lack of corporate tax transparency and the impact of tax avoidance on governments' ability to fund services and support sustainable development.[11] It is the first comprehensive, global standard for public tax disclosure and requires public reporting of a company's business activities, including revenues, profits and losses, and tax payments within each jurisdiction.[12]

Oxfam America reports that investors with more than $10 trillion in assets under management have expressed public support for CbCR.[13]

This proposal would bring our company's disclosures in line with leading companies who already report using the Tax Standard.[14] Our company already reports CbCR information to OECD tax authorities privately, so any increased reporting burden is negligible.

---

[1] https://thefactcoalition.org/trillions-at-stake-behind-the-numbers-at-play-in-u-s-international-corporate-tax-reform/

[2] https://www.washingtonpost.com/us-policy/2020/11/19/global-tax-evasion-data/

[3] https://www.globalreporting.org/news/news-center/backing-for-gri-s-tax-standard/

[4] https://www.oecd.org/tax/international-community-strikes-a-ground-breaking-tax-deal-for-the-digital-age.htm

[5] https://thefactcoalition.org/international-tax-reform-in-build-back-better-act-a-promising-start/

[6] https://www.internationaltaxreview.com/article/b1vf7yc65qpzcd/this-week-in-tax-eu-on-track-for-public-cbcr-by-2023

[7] https://www2.deloitte.com/content/dam/Deloitte/au/Documents/tax/deloitte-au-tax-insights-7-australia-introduces- public-tax-reporting-australian-foreign-headquartered-multinationals-120423.pdf

[8] https://www.reseller.co.nz/article/663741/cisco-nz-writes-4-6m-cheque-after-tax-investigation/

[9] https://www.mirror.co.uk/money/city-news/eight-worlds-richest-tech-titans-24238557

[10] https://assets.kpmg/content/dam/kpmg/xx/pdf/2020/11/the-time-has-come.pdf

[11] https://www.globalreporting.org/news/news-center/backing-for-gri-s-tax-standard/

[12] https://www.globalreporting.org/standards/media/2482/gri-207-tax-2019.pdf

[13] https://www.oxfamamerica.org/press/press-releases/exxonmobil-chevron-and-conocophillips-shareholders-must-vote- to-ditch-secretive-tax-practices/

[14] For example: https://www.results.philips.com/publications/ar20/downloads/pdf/en/PhilipsCountryActivityAndTaxReport2020.pdf; https://www.vodafone.com/about-vodafone/reporting-centre/tax-and-economic-contribution

Cisco's Statement in Opposition to Proposal No. 6

The Board of Directors believes this proposal does not serve the best interests of Cisco or its stockholders and recommends a vote AGAINST it.

Why we recommend you vote against this proposal:

- We are committed to having a positive impact in the communities in which we operate and we support corporate tax laws that incentivize innovation, investment, and job creation.
- We already provide information about our tax contributions in our publicly available SEC filings.
- We already disclose our tax strategy on our Investor Relations webpage.
- This proposal would potentially have an adverse impact on our business operations, and the GRI Tax Standard is not commonly used by U.S. companies or among our peers.

We are Committed to Having a Positive Impact in the Communities in Which We Operate and We Support Corporate Tax Laws that Incentivize Innovation, Investment, and Job Creation

As shown in our extensive 2022 Cisco Purpose Report[1], our purpose is to Power an Inclusive Future for All. In support of that purpose, we are committed to having a positive impact on our various stakeholders, including the countries and communities in which we operate. As of the end of fiscal 2023, we employed approximately 84,900 employees in over 90 countries.

We believe corporate tax laws should incentivize innovation, investment, and job creation. We also believe that the tax laws should foster trade and investment, minimize distortions or harmful effects on business activity, be fair and nondiscriminatory, create a level playing field, provide certainty, and minimize double taxation. We hold ourselves to the highest standards of business conduct, corporate governance, and accountability.

We Already Provide Information About Our Tax Contributions

In our financial statements included in our reports publicly filed with the Securities and Exchange Commission, we provide detailed disclosure of our income tax contributions in accordance with U.S. generally accepted accounting principles. Within these financial statements we publicly disclose our total worldwide corporate income tax paid and the amounts of our corporate income tax expense attributable to US federal, state, and foreign taxes. For fiscal year 2023, our worldwide corporate income tax expense was $2.7 billion, which was 17.7% of our worldwide profit before tax.

[1] See *https://www.cisco.com/c/dam/m/en_us/about/csr/esg-hub/_pdf/purpose-report-2022.pdf. Our Purpose Report is not incorporated by reference into this Proxy Statement.*

We Already Disclose Our Tax Strategy

In our tax strategy which is publicly disclosed on our Investor Relations webpage[2] we recognize our responsibility to contribute and work in partnership with the communities and countries in which we have operations. Such responsibility includes ensuring that Cisco pays tax on the appropriate level of profits generated from the activities undertaken in each jurisdiction. Our tax strategy provides that we will comply with applicable tax laws, describes our comprehensive approach to risk management and governance in relation to taxation, and also provides that we will only undertake appropriate tax planning consistent with tax laws and principles and aligned to Cisco's business and operations. As described in our tax strategy, Cisco only takes tax positions that are reasonable and defensible under the tax law. We always act with integrity and work with governments in an honest and transparent manner, and we value our reputation, and our relationships, with governments globally.

This Proposal Would Potentially Have an Adverse Impact on Our Business Operations

This proposal requests that we expand our current disclosures to include country-by-country reporting in accordance with the GRI Tax Standard. This type of disclosure would require us to provide additional granular data for every country in which we operate. We believe this information is neither useful nor informative to our investors.

While the proponents claim reporting under the GRI Tax Standard would bring Cisco in line with other "leading companies who already report using" this standard, the proponents reference in their proposal only two European-based corporations that report under the GRI Tax Standard, and no US-based corporations. The GRI Tax Standard is not commonly used by U.S. companies or among our peers.

The Organisation for Economic Co-operation and Development's Inclusive Framework (a group of over 60 countries, including the United States) considered whether to make country-by-country information public, and decided against it to protect the confidentiality of potentially sensitive information. We believe the GRI Tax Standard's prescriptive granularity and worldwide disclosure requirement would force disclosure of competitively sensitive information about our operations and cost structures, and would hamper our ability to make operational decisions.

Vote Required

The affirmative vote of the holders of a majority of the votes properly cast (for the avoidance of doubt, abstentions and broker non-votes are not counted as votes cast for or against such matter) is required for approval of this proposal.

Recommendation of the Board of Directors

For all the reasons set forth above, the Board of Directors recommends a vote **AGAINST** Proposal No. 6.

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[2] See *https://investor.cisco.com/resources-and-faqs/faqs/default.aspx. Such website is not incorporated by reference into this Proxy Statement.*

Other Important Information About the Meeting

These proxy materials are provided in connection with the solicitation of proxies by Cisco's Board for the Annual Meeting of Stockholders to be held at 8:00 a.m. Pacific Time on Wednesday, December 6, 2023, and at any adjournments or postponements of the annual meeting.

Proposal No.	Proposal	Board Recommendation	Voting Standard	Abstentions	Effect of Broker Non-Votes
1	Election of 9 Directors	✓ **FOR** each of the nominees	Majority of votes cast for each Director	No effect	No effect
2	Approval of the Amendment and Restatement of the 2005 Stock Incentive Plan	✓ **FOR**	Majority of votes cast	No effect	No effect
3	Non-Binding Advisory Resolution to Approve Executive Compensation	✓ **FOR**	Majority of votes cast	No effect	No effect
4	Non-Binding Advisory Resolution on the Frequency of Holding Future Votes Regarding Executive Compensation	✓ **1 YEAR**	Plurality of votes cast	No effect	No effect
5	Ratification of Independent Registered Public Accounting Firm for Fiscal 2024	✓ **FOR**	Majority of votes cast	No effect	Discretionary voting by broker permitted
6	Stockholder Proposal	✗ **AGAINST**	Majority of votes cast	No effect	No effect

Frequently Asked Questions Regarding the Meeting

How do I attend and participate in the annual meeting?

You are entitled to participate in the annual meeting if you were a stockholder of record or a beneficial owner of our common stock as of October 9, 2023, the record date, or you hold a valid legal proxy for the annual meeting.

The annual meeting will begin promptly at 8:00 a.m. Pacific Time on Wednesday, December 6, 2023. We encourage you to access the annual meeting prior to the start time. Online access will begin 15 minutes prior to the start of the annual meeting, at 7:45 a.m. Pacific Time.

This year's annual meeting will only be accessible online through the Internet. We have worked to offer the same participation opportunities as if you attended the annual meeting in person. You will be able to attend, submit questions and vote your shares electronically during the annual meeting by visiting *www.virtualshareholdermeeting.com/CSCO2023*. To participate in the annual meeting at *www.virtualshareholdermeeting.com/CSCO2023*, you must enter the 16-digit control number found next to the label "Control Number" for postal mail recipients or within the body of the email sending you the Proxy Statement.

Further details on how to participate in the annual meeting can be found on our Investor Relations website at investor.cisco.com. We encourage you to check this website prior to the annual meeting if you plan to attend. We will also provide a live webcast of the annual meeting from our Investor Relations website at *investor.cisco.com*. A replay of the annual meeting, including the question and answer session, will be available on our Investor Relations website at *investor.cisco.com* after the meeting.

How do I ask a question at the annual meeting?

This year's question and answer session will include questions submitted by stockholders in advance of the meeting and questions submitted live during the annual meeting. If you wish to submit a question prior to the annual meeting, you may do so beginning one week in advance of the annual meeting, by logging in to *www.proxyvote.com* and entering your 16-digit control number. If you wish to submit a question during the annual meeting, you may do so by logging into the virtual meeting platform at *www.virtualshareholdermeeting.com/CSCO2023*, typing your question in the "Ask a Question" field, and clicking "Submit." Questions pertinent to the annual meeting will be answered in the question and answer session during the annual meeting, subject to time constraints. Our Investors Relations team will reply to questions that cannot be answered during the annual meeting due to time constraints if the stockholder provides contact information as soon as practicable after the annual meeting.

What if I encounter technical difficulties accessing the annual meeting, and where can I find additional information about the annual meeting?

If you encounter any technical difficulties accessing the virtual annual meeting during the check-in or meeting time, we will have technicians available to assist you. Please call the technical support telephone numbers referenced on the log in page of www.virtualshareholdermeeting.com/CSCO2023. Additional information regarding the ability of stockholders to submit questions during the annual meeting, related rules of conduct, and other materials for the annual meeting will be available during the annual meeting at *www.virtualshareholdermeeting.com/CSCO2023*.

How do I register for online delivery of proxy materials?

We encourage stockholders to register for online delivery of stockholder materials via our Investor Relations website at *investor.cisco.com*. Navigate to "Resources & FAQs" via the menu at the top left-hand corner, and then to "Personal Investing" tab. Follow the instructions under the heading "Electronic Enrollment" to register and provide your consent for online delivery. Registering for online delivery of proxy materials supports our efforts to preserve natural resources by reducing mail.

Who is entitled to vote and how many votes do I have?

Only stockholders of record of Cisco common stock on October 9, 2023, the record date, will be entitled to vote at the annual meeting. Each holder of record will be entitled to one vote on each nominee for election to the Board and for each other matter presented at the annual meeting for each share of common stock held on the record date. Stockholders may not cumulate votes in the election of directors. On the record date, there were 4,050,541,839 shares of common stock issued and outstanding. Stockholders may request an appointment to inspect a complete list of stockholders entitled to vote at the 2023 Annual Meeting of Stockholders for any purpose germane to the annual meeting at our headquarters by sending an email request to investor-relations@cisco.com.

What constitutes a "quorum" for the annual meeting?

The holders of a majority of the outstanding shares of common stock must be present or represented by proxy at the annual meeting in order to have a quorum. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the annual meeting. A broker non-vote occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy for the annual meeting but does not vote on a particular proposal because that holder does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner, except for Proposal No. 5. If the persons present or represented by proxy at the annual meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the record date, the annual meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

What is the voting requirement to approve each of the proposals, and how are votes counted?

In the election of directors, a nominee will be elected if the votes cast "for" the nominee exceeds the votes properly cast "against" the nominee. Except for Proposal No. 4, the other proposals require the affirmative vote of the holders of a majority of the votes properly cast. For the advisory vote in Proposal No. 4, the frequency — "1 Year," "2 Years" or "3 Years" — receiving the highest number of affirmative votes will be determined to be the preferred frequency of holding future votes regarding executive compensation. Abstentions and broker non-votes are not counted as votes cast for or against a nominee or Proposal Nos. 2, 3, 4, 5 or 6. The inspector of elections appointed for the annual meeting will separately tabulate affirmative and negative votes, abstentions, and broker non-votes.

What is the difference between holding shares as a registered stockholder, and as a beneficial owner of shares?

If your shares of common stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A, you are considered a "registered stockholder" of those shares. If your shares are held in an account at a bank, brokerage firm, or other similar organization, then you are a beneficial owner of shares held in "street name." In that case, you will have received these proxy materials from the bank, brokerage firm, or other similar organization holding your account and, as a beneficial owner, you have the right to direct your bank, brokerage firm, or similar organization how to vote the shares held in your account.

How do I vote if I am a beneficial owner of shares?

If you are a beneficial owner of shares held in "street name," you should provide specific instructions by completing and returning the voting instruction card from your broker, bank, or other similar organization or by following the instructions provided to you for voting your shares via telephone or the Internet. Without your instructions, your broker is not permitted to vote on your behalf on "non-routine" matters. For the annual meeting, only the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor for fiscal 2023 is considered to be a routine matter. For your vote to be counted with respect to non-routine matters, you will need to communicate your voting decisions to your broker, bank, or other similar organization before the date of the annual meeting. All beneficial owners may also vote online during the annual meeting. You will need the 16-digit control number included on your voting instruction card to log in to the virtual meeting platform at *www.proxyvote.com*. Voting electronically online during the annual meeting will replace any previous votes.

How do I vote if I am a registered stockholder?

By Telephone or Internet. All registered stockholders can vote by telephone, by using the toll-free telephone number on their Notice or proxy card, or through the internet, at the web address provided and by using the procedures and instructions described on the Notice or proxy card. The telephone and internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly. Voting electronically online during the annual meeting will replace any previous votes.

By Written Proxy. All registered stockholders who received paper copies of our proxy materials can also vote by written proxy card. If you are a registered stockholder and receive a Notice, you may request a written proxy card by following the instructions included in the Notice. If you sign and return your proxy card but do not mark any selections giving specific voting instructions, your shares represented by that proxy will be voted as recommended by the Board of Directors as follows:

FOR	Each of the nominees of the Board of Directors (Proposal No. 1)
FOR	Approval of the amendment and restatement of the 2005 Stock Incentive Plan (Proposal No. 2)
FOR	The non-binding advisory resolution to approve executive compensation (Proposal No. 3)
1 YEAR	The non-binding advisory resolution on the frequency of holding future votes regarding executive compensation (Proposal No. 4)
FOR	The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending July 27, 2024 (Proposal No. 5)
AGAINST	The proposal submitted by stockholders (Proposal No. 6)
IN THE DISCRETION OF PROXY HOLDERS	As to any other matters that may properly come before the annual meeting or any postponements or adjournments of the annual meeting

Whether or not you plan to attend and participate in the meeting, we encourage you to vote by proxy as soon as possible before the annual meeting. Your shares will be voted in accordance with your instructions.

Can I change my vote?

There are several ways in which you may revoke your proxy or change your voting instructions before the time of voting at the annual meeting:

- Vote again by telephone or at the internet website
- Transmit a revised proxy card or voting instruction card that is dated later than the prior one
- Registered stockholders may notify Cisco's Secretary in writing that a prior proxy is revoked
- Vote online during the annual meeting

The latest-dated, timely, properly completed proxy that you submit, whether by mail, telephone, or the internet, will count as your vote. If a vote has been recorded for your shares and you subsequently submit a proxy card that is not properly signed and dated, then the previously recorded vote will stand.

Who pays for the solicitation of proxies?

Cisco will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the Notice of Internet Availability of Proxy Materials, this Proxy Statement, the proxy and any additional solicitation material that Cisco may provide to stockholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. This solicitation is being made by mail and through the Internet, but also may be made by telephone or in person. In addition, Cisco has retained D.F. King & Co., Inc. to act as a proxy solicitor in conjunction with the annual meeting. Cisco has agreed to pay that firm an estimated fee of $25,000 plus additional fees for telephone solicitation of proxies, if needed, and its customary out-of-pocket expenses, for proxy solicitation services. Proxies may also be solicited on behalf of the Board by directors, officers or employees of Cisco by telephone or in person, or by email or through the Internet. Further, the original solicitation of proxies by mail may be supplemented by solicitation by telephone and other means by directors, officers and employees of Cisco. No additional compensation will be paid to these individuals for any such services.

What is "householding"?

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding". Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability of Proxy Materials, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees.

A number of brokers with account holders who beneficially own our common stock will be "householding" our annual report and proxy materials, including the Notice of Internet Availability of Proxy Materials. A single Notice of Internet Availability of Proxy Materials and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge Financial Solutions, either by calling toll-free (866) 540-7095, or by writing to Broadridge Financial Solutions, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Cisco will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, a separate set of the annual report and other proxy materials to any beneficial owner at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, a separate set of the annual report and other proxy materials, you may write or call Cisco's Investor Relations Department at Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134, Attention: Investor Relations, telephone (408) 227-2726.

Stockholders who share the same address and currently receive multiple copies of our Notice of Internet Availability of Proxy Materials or annual report and other proxy materials, who wish to receive only one set in the future, can contact their bank, broker or other holder of record to request information about householding.

Internet Availability of Proxy Materials

In accordance with the rules of the SEC, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send these stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our proxy statement and annual report, and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose. This makes the proxy distribution process more efficient and less costly and helps conserve natural resources. If you previously elected to receive our proxy materials electronically, these materials will continue to be sent via email unless you change your election.

Form 10-K

Cisco will mail without charge, upon written request, a copy of Cisco's Annual Report on Form 10-K for the fiscal year ended July 29, 2023, including the Consolidated Financial Statements and related notes, schedules and list of exhibits, and any exhibit specifically requested. Requests should be sent to: Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134, Attention: Investor Relations. The Annual Report on Form 10-K is also available on our Investor Relations website at *investor.cisco.com*.

Stockholder Proposals and Nominations for 2024 Annual Meeting of Stockholders

Requirements for Stockholder Proposals to Be Considered for Inclusion in Cisco's Proxy Materials. Cisco stockholders may submit proposals on matters appropriate for stockholder action at meetings of Cisco's stockholders in accordance with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in Cisco's proxy materials relating to its 2024 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and such proposals must be received by Cisco no later than June 19, 2024.

Such proposals should be delivered to Cisco Systems, Inc., Attention: Evan Sloves, Secretary, 170 West Tasman Drive, San Jose, California 95134 (and we encourage you to send a copy via email to CorporateSecretary@cisco.com), with a copy to Cisco Systems, Inc., Attention: Chief Legal Officer at the same address.

Requirements for Stockholder Proposals to be Brought Before the Annual Meeting. Cisco's bylaws provide that, except in the case of proposals made in accordance with Rule 14a-8, for stockholder nominations to the Board or other proposals to be considered at an annual meeting of stockholders, the stockholder must have given timely notice thereof in writing to the Secretary of Cisco not less than sixty nor more than ninety calendar days prior to the anniversary of the date on which Cisco first mailed its proxy materials for its immediately preceding annual meeting of stockholders (as specified in Cisco's proxy materials for its immediately preceding annual meeting of stockholders). To be timely for the 2024 Annual Meeting of Stockholders, a stockholder's notice must be delivered or mailed to and received by Cisco's Secretary at the principal executive offices of Cisco between July 19, 2024 and August 18, 2024. However, in the event that the annual meeting is called for a date that is not within sixty calendar days of the anniversary of the date on which the immediately preceding annual meeting of stockholders was called, to be timely, notice by the stockholder must be so received not later than the close of business on the tenth calendar day following the date on which public announcement of the date of the annual meeting is first made. In addition, to comply with Rule 14a-19 under the Exchange Act, the SEC's universal proxy rule, if a stockholder intends to solicit proxies in support of director nominees submitted under the advance notice provisions of Cisco's bylaws for next year's annual meeting, then such stockholder must provide proper written notice that sets forth all the information required by Rule 14a-19 under the Exchange Act to Cisco's Secretary subject to the requirements and deadlines above. The notice requirements under Rule 14a-19 are in addition to the applicable advance notice requirements under Cisco's bylaws as described above. In no event will the public announcement of an adjournment of an annual meeting of stockholders commence a new time period for the giving of a stockholder's notice as provided above. A stockholder's notice to Cisco's Secretary must set forth the information required by Cisco's bylaws with respect to each matter the stockholder proposes to bring before the annual meeting.

Requirements to Submit Candidates for Nomination to be Elected at the Annual Meeting. To recommend a prospective nominee for the Nomination and Governance Committee's consideration, submit the candidate's name and qualifications to Cisco's Secretary in writing to the following address: Cisco Systems, Inc., Attention: Evan Sloves, Secretary, 170 West Tasman Drive, San Jose, California 95134, with a copy to Cisco Systems, Inc., Attention: Chief Legal Officer at the same address. When submitting candidates for nomination to be elected at Cisco's annual meeting of stockholders, stockholders must also follow the notice procedures and provide the information required by Cisco's bylaws. In particular, for the Nomination and Governance Committee to consider a candidate recommended by a stockholder for nomination at the 2024 Annual Meeting of Stockholders, the recommendation must be delivered or mailed to and received by Cisco's Secretary between July 19, 2024 and August 18, 2024 (or, if the 2024 Annual Meeting of Stockholders is called for a date that is not within sixty calendar days of the anniversary of the date of the 2023 Annual Meeting of Stockholders, by the close of business on the tenth calendar day following the day on which public announcement of the date of the 2024 Annual Meeting of Stockholders is first made). The recommendation must include the same information as is specified in Cisco's bylaws for stockholder nominees to be considered at an annual meeting, including the following:

- The stockholder's name and address and the beneficial owner, if any, on whose behalf the nomination is proposed;

- The stockholder's reason for making the nomination at the annual meeting, and the signed consent of the nominee to serve if elected;

- The number of shares owned by, and any material interest of, the record owner and the beneficial owner, if any, on whose behalf the record owner is proposing the nominee;

- A description of any arrangements or understandings between the stockholder, the nominee and any other person regarding the nomination; and

- Information regarding the nominee that would be required to be included in Cisco's proxy statement by the SEC rules, including the nominee's age, business experience for the past five years and any directorships held by the nominee, including directorships held during the past five years.

- A representation that the stockholder proposing such business is a holder of record of stock of Cisco entitled to vote at such meeting and intends to appear in person (including virtually in the case of a meeting conducted solely by means of remote communication) or by proxy at the meeting to propose such business or nomination.

- A representation that such stockholder giving the notice intends to solicit the holders of shares representing at least 67% of the voting power of the shares entitled to vote on the election of directors in support of director nominees other than Cisco's nominees in accordance with Rule 14a-19, and the name of each participant (as defined in Item 4 of the Exchange Act Schedule 14A) in such solicitation.

Requirements to Submit Candidates for Nomination and Inclusion in Cisco's Proxy Materials. In accordance with the proxy access provisions of Cisco's bylaws, an eligible stockholder, or a group of up to twenty (20) stockholders, owning continuously for at least three (3) years a number of Cisco shares that constitutes at least three percent (3%) of Cisco's outstanding shares and who continue to own such minimum shares through the date of the annual meeting of stockholders, is allowed to nominate for inclusion in Cisco's proxy materials for such annual meeting of stockholders, director nominees constituting up to the greater of two individuals or 20% of the Board. The nomination notice and other materials required by these provisions must be delivered or mailed to and received by Cisco's Secretary in writing between May 20, 2024 and June 19, 2024 (or, if the 2024 Annual Meeting of Stockholders is called for a date that is not within 30 calendar days of the anniversary of the date of the 2023 Annual Meeting of Stockholders, by the later of the close of business on the date that is 180 days prior to the date of the 2024 Annual Meeting of Stockholders or by the close of business on the tenth calendar day following the day on which public announcement of the date of the 2024 Annual Meeting of Stockholders is first made) at the following address: Cisco Systems, Inc., Attention: Evan Sloves, Secretary, 170 West Tasman Drive, San Jose, California 95134, with a copy to Cisco Systems, Inc., Attention: Chief Legal Officer, at the same address. When submitting nominees for inclusion in Cisco's proxy materials pursuant to the proxy access provisions of Cisco's bylaws, stockholders must follow the notice procedures and provide the information required by (and otherwise comply with) Cisco's bylaws.

In addition, the proxy solicited by the Board for the 2024 Annual Meeting of Stockholders will confer discretionary authority to vote on (i) any proposal presented by a stockholder at such meeting for which Cisco has not been provided with notice on or prior to August 18, 2024 and (ii) any proposal made in accordance with the bylaw provisions, if the 2024 proxy statement briefly describes the matter and how management's proxy holders intend to vote on it, if the stockholder does not comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act.

Other Matters

The Board knows of no other matters to be presented for stockholder action at the 2023 Annual Meeting of Stockholders. However, if other matters do properly come before such meeting or any adjournments or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS

Evan Sloves
Secretary

San Jose, California
October 12, 2023